7/13

04035488

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acclaim Energy Trust

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34789 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/14/04



ACCLAIM ENERGY TRUST

Annual Report
2003

2003 was a building year for Acclaim. Through a series of strategic acquisitions, diverse assets have been brought together to form a sustainable, cohesive trust [illegible] that has increased its production and reserves base significantly.

Today, Acclaim is a major player in the Canadian energy sector.



Table of Contents

Annual Meeting

The Annual and Special Meeting of Unitholders will be held on Wednesday, May 19, 2004 at 3:00 p.m. in the Ballroom of the Metropolitan Conference Centre, 333 - 4th Avenue SW, Calgary, Alberta. All unitholders are welcome to attend.

This annual report contains certain forward-looking statements which are based on Acclaim's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects," "anticipates," "believes," "projects," "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Acclaim's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Acclaim's ability to comply with current and future environmental or other laws; Acclaim's success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Acclaim disclaims any responsibility to update these forward-looking statements. Many of these risks and uncertainties are described in Acclaim's current Annual Information Form, Acclaim's Management's Discussion and Analysis and other documents Acclaim files with the Canadian securities authorities. Copies of these documents are available without charge from Acclaim or may be accessed on Acclaim's website (www.acclaimtrust.com) or on the website maintained by the Canadian securities regulatory authorities ([illegible]).

2003 Highlights

($ millions except per share amounts)	Years ended December 31 2003	2002	% Change
Financial			
Gross revenue	271.8	119.5	127
Cash flow from operations	146.1	59.3	146
Per unit – basic	2.41	2.35	3
Per unit – diluted	2.40	2.30	4
Net earnings (loss)	46.0	(1.5)	–
Per unit – basic	0.68	(0.06)	–
Per unit – diluted	0.67	(0.06)	–
Distributions	121.3	19.0	538
Per unit	1.95	1.70	15
Total capital expenditures	454.6	194.8	133
Total assets	1,075.6	658.4	63
Working capital (deficiency)	(5.0)	(12.1)	56
Long-term debt	209.0	73.4	185
Unitholders' equity	608.4	371.8	64
Weighted average trust units/shares outstanding (000s)	60,696	25,169	141
Trust units outstanding at year-end (000s)	74,601	39,240	90
Operating			
Production			
Natural gas (mmcf/d)	67.9	43.4	56
Crude oil (bbl/d)	8,427	3,971	112
Natural gas liquids (bbl/d)	1,997	1,331	50
Total barrels of oil equivalent (boe/d) @ 6:1	21,738	12,542	73
Average prices			
Natural gas ($/mcf)	6.09	3.71	64
Natural gas ($/mcf) (net of hedging)	5.88	4.03	46
Crude oil ($/bbl)	35.51	35.28	1
Crude oil ($/bbl) (net of hedging)	34.00	32.14	6
Natural gas liquids ($/bbl)	29.40	18.48	59
Reserves (proved and probable)			
Natural gas (bcf)	223.6	133.6	67
Crude oil and natural gas liquids (mbbl)	48,611	27,333	78
Total reserves (mboe)	85,884	49,609	73
Drilling activity (gross)			
Gas wells	18	16	–
Oil wells	28	17	–
Standing/service	–	2	–
Dry and abandoned	4	6	–
Total	50	41	22
Success rate (%)	92	85	8

In 2003, Acclaim grew its asset base substantially. Now with a portfolio of high-quality, long-life and opportunity-rich properties, Acclaim's asset base provides balanced exposure to natural gas, light and heavy oil. Highlights of the year include:

Corporate Growth

- Completed four major transactions in 2003 totaling $417 million, which were accretive to production, reserves, cash flow and net asset value per unit.
- Delivered a total return to unitholders of 41.6 percent and increased enterprise value to more than $1.1 billion from $480 million at the end of 2002.

Production & Reserves Growth

- Increased production by 83 percent to exit 2003 at 26,500 boe/d while also increasing production on a per unit basis by five percent.
- Increased proved producing reserves by 83 percent to 57.0 mmboe and total proved plus probable reserves by 73 percent to 85.9 mmboe, and provided an eight percent increase in proved producing reserves per unit.
- Drilled 50 (31.3 net) wells with a success ratio of 92 percent and added production at $11,000 per flowing boe.

Cash Flow Growth & Consistent Distributions

- Increased cash flow 146 percent to $146.1 million, and fourth quarter cash flow to $38.0 million which marks a 79 percent improvement over last year.
- Provided consistent monthly distributions to unitholders of $0.1625 per unit totaling $1.95 per unit for 2003 compared to cash flow per unit of $2.40, representing a payout ratio of 81 percent.


Year-end Production
(average boe/d)
83%
Crude Oil & NGLs
Heavy Oil
Natural Gas


Proved Producing Reserves
(mmboe)
83%
Crude Oil & NGLs
Heavy Oil
Natural Gas


Total Proved Reserves
(mmboe)
62%
Total Proved
Proved Producing


Cash Flow from Operations
($millions)
146%


BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Fort McMurray
Fort St. John
NORTHERN
Grande Prairie
CENTRAL
WESTERN
Edmonton
EAST CENTRAL
Saskatoon
Calgary
SOUTHERN
Regina
SOUTHERN

	NORTHERN	WESTERN	CENTRAL	EAST CENTRAL	SOUTHERN
Undeveloped Land (net acres)	72,303	73,428	129,582	91,279	43,995
Total Production* (boe/d)	4,600	7,400	6,000	6,000	2,500
Production Mix by District	Oil and Liquids Gas 24% 76%	Oil and Liquids Gas 44% 56%	Oil and Liquids Gas 35% 65%	Oil and Liquids Gas 75% 25%	Oil and Liquids Gas 80% 20%
Production Allocation by District	Western Southern Central East Central Northern 17%	Western Southern Central East Central Northern 28%	Western Southern Central East Central Northern	Western Southern Central East Central Northern	Western Southern Central East Central Northern

*based on 2003 exit rate production of 26,500 boe/d



Paul Charron
President and Chief Executive Officer

No one could accuse Acclaim Energy Trust of sitting still in 2003. It was a year of aggressive and substantial expansion for the Trust as it broadened and deepened its asset base by acquiring several high-quality, long-life properties across the Western Canada Sedimentary Basin (WCSB). These acquisitions increased Acclaim's natural gas and light oil weighted production to 26,500 barrels of oil equivalent per day (boe/d) from 14,500 boe/d at the end of 2002, and increased reserves to 85.9 million boe. The Trust provided consistent distributions of $0.1625 per unit per month and delivered a total return to unitholders of 42 percent. The year 2003 was also Acclaim's first full year of operations since its merger with Ketch Energy Ltd. in October 2002. Here, Paul Charron, Acclaim's President and Chief Executive Officer, discusses the highlights of 2003 and looks ahead to 2004.



Overall, how would you describe Acclaim's performance in 2003 and what would you say were the Trust's greatest achievements and challenges?

Coming out of the merger with Ketch Energy and moving into 2003, it was clear what we had to do to be successful, grow the Trust and improve our asset base. We believed that acquisition opportunities were available and that capital markets would support the right growth strategy. We believed then, and still do today, that a trust with the right characteristics could be very successful and an excellent investment. So we set out to build a foundation that consisted of:

(1) quality assets balanced between oil and gas,

(2) quality opportunities,

(3) quality people,

(4) stable cash distributions to our unitholders balanced with a prudent payout ratio, and

(5) a strong balance sheet.

I must admit, our achievements in 2003 may have exceeded my expectations.

During the year, we made several acquisitions in western Canada that have strengthened us considerably. In January, we completed a $174 million acquisition of Elk Point Resources, which included great assets in West Central Alberta and the Peace River Arch. In June, we completed a $139 million acquisition of 3,500 boe/d high-quality, long-life properties also in West Central Alberta. In August, we completed a $68 million property acquisition of 3,000 boe/d, 75 percent weighted to natural gas. Then in December, we announced the $37 million acquisition of Exodus Energy that adds an additional 2,000 boe/d.

As a result of these transactions we increased our production and reserves by over 80 percent from the beginning to the end of the year and significantly improved the quality of our asset base.

We ended 2003 at 26,500 boe/d and a $1.1 billion enterprise value, making us the 10th largest Canadian oil and gas royalty trust by production and enterprise value. By design, our production mix is balanced – weighted approximately 52 percent gas and 48 percent oil, of which only about 10 percent is heavy oil. We believe this balance combines both the predictability of oil production and the higher upside that gas provides. We are also balanced geographically across the WCSB. This production and geographic balance has lowered our risk profile and increased our available opportunities.

In 2003, our unitholders realized a total return of 42 percent and continued to receive cash distributions on a 100 percent tax-deferred basis in Canada. One of our goals is to provide stable distributions for our unitholders and I am proud to say that Acclaim provided consistent monthly distributions throughout the year while maintaining an 81 percent payout ratio.

Our initial strategy was to grow our business and solidify our asset base relatively quickly through corporate and property acquisitions. We did this – and our next challenge is to ensure that the new assets are being integrated into the organization and operating and producing efficiently. That means having the right people and the appropriate business processes. We continue to upgrade our business processes to keep pace with our level of growth and be in a position to seamlessly integrate future acquisitions.



Acclaim was one of a number of companies that converted to an energy trust; what are the advantages of the trust structure for you?

There was a dramatic increase in the trust sector's share of the overall oil and gas industry as more Canadian intermediate-sized oil and gas exploration and production (E&P) companies converted into oil and gas trusts. By the end of the year, there were about 28 trusts accounting for $30 billion of the industry's market capitalization, doubled from $15 billion at the end of 2002. This transformation occurred for a number of reasons. First, valuations for intermediate oil and gas companies were not as robust as they are for oil and gas trusts. Secondly, the trust structure is more tax efficient, and thirdly, access to capital markets for oil and gas trusts is superior. As a result of this growth, the royalty trusts have become a much more significant part of the oil and gas industry, particularly in terms of overall production – over 600,000 boe/d which represents approximately 15 percent of Canada's overall production in 2003. That's a significant contribution.

In 2004, I believe the conversion activity will slow down because there just aren't that many intermediate companies left to convert. The market expectation now is for consolidation of the royalty trusts. At some point, this will probably happen, but currently there still is not enough of a difference in valuation between oil and gas trusts. Asset acquisitions or corporate acquisitions of both public and private oil and gas companies continue to provide more accretion to unitholders. However, you may see a merger of equals resulting in a significantly larger trust providing operational synergies, greater liquidity and a lower cost of capital, which would benefit both sets of unitholders.

There has been a lot of discussion around the sustainability of the oil and gas royalty sector. Given its significance relative to the overall industry and the maturity of the Basin, I believe trusts are here for the long-term. Demand for crude oil and natural gas continues to grow in North America and trusts are clearly playing an increasingly significant role in responding to that need.

With the growth of the energy trust sector, how does Acclaim differentiate itself from other royalty trusts?

We differentiate ourselves in several ways.

Firstly, when we put Ketch and Acclaim together in October 2002, our goal was to look and act like an E&P company. Because we see ourselves as an oil and gas business first and a royalty trust second, we actively and aggressively manage and exploit our asset base. Trusts that are managed like successful oil and gas companies and generate value for unitholders will be around for the long-term.

Secondly, we have established a reputation for being able to make very good acquisitions. We have a strong technical team that evaluates each asset very carefully. For us, it's essential to understand the producing assets and what additional opportunities may exist, and to ultimately answer two key questions – will the acquisition add value to the Trust? Will it make money for our unitholders?

We have also proven that we can get deals done. That may sound a bit like motherhood but it does require attention to detail and perseverance. I also think that we've developed a reputation for being reasonable people. We don't try to grind out every last nickel in a deal; we try to complete transactions where both the buyer and the seller feel good. This results in a spirit of cooperation that pays dividends in the transition of assets. Because of this attitude, people call us with opportunities, so we see considerable deal flow. Another important point is the quality of the assets we acquired and the price we paid for them. We completed almost $420 million in transactions in 2003 and we paid on average about $27,000 per producing barrel, $9.50 per proved boe and less than $8.50 per boe on a proved plus probable basis. If you compare those parameters to most acquisitions done in the industry in 2003, they are excellent. And all our transactions were accretive on a per unit basis, by all measures.



A third way we differentiate ourselves is that we have put together one of the best business development teams under Rick Tiede to make those acquisitions and one of the best operations group under Brent Defosse to run the assets. Because Acclaim's business is so transaction oriented, we needed a group who could quickly process the numerous opportunities that are out there, evaluate them accurately and then decide which ones are the best for the Trust to pursue. Those are just some of the strengths that Rick and his team bring to the organization.

We also needed a strong operations person to take those acquisitions, integrate them into the organization and run them efficiently. With his impressive track record at Chevron, Brent brings an understanding of oil and gas operations and an ability to anticipate potential issues. In addition, we needed strong financial controls, so bringing in Dave Broshko as our Chief Financial Officer in 2003 was an important addition to our organization. Dave is ensuring that we have the appropriate systems and controls in place to manage our current business and position the Trust for future growth.

I believe Acclaim has an exceptional management team with the right balance of skills to make the Trust a great success.

What are Acclaim's priorities in 2004?

I see four priorities: exploitation; making our business processes more efficient; positioning ourselves for future growth through strategic acquisitions; and maintaining a strong balance sheet.

With the acquisitions that we completed in 2003, we have identified numerous exploitation opportunities on our asset base. In 2004, we intend to be more active and are looking to spend $40 to $50 million pursuing those opportunities.

This is being supported through upgrading our business processes which we initiated in 2003, to more effectively manage the assets we have currently, but more importantly, to position us for future growth.

Our third priority is more growth. We will continue to look for opportunities in 2004. I would love to say we will have the same level of activity as in 2003, or even more. However, it depends on the opportunities. We know there are some significant asset packages coming up for sale and we will be looking at those.

We think Acclaim needs to be bigger, not for the sake of being big, but because that will give us critical mass, reduce our risk profile and provide added strength particularly in times of lower commodity prices. In addition, being bigger usually results in a lower cost of capital and can position Acclaim to take advantage of opportunities smaller entities cannot. We want Acclaim to be in the strongest possible position to take advantage of the best opportunities when they arise. My current view is that Acclaim will ultimately be twice as big as it is today. This will put us in a stronger competitive position, and provide unitholders the long-term stability they continue to seek and have come to experience by investing in Acclaim Energy Trust.

Paul Charron
President and Chief Executive Officer
March 18, 2004

Management



(L to R)

Mark Fitzgerald Vice President, Engineering

Rick Tiede Vice President, Business Development

Dave Broshko Vice President, Finance and Chief Financial Officer

Paul Charron President and Chief Executive Officer

Wes Morningstar Vice President, Exploration and Development

Brent Defosse Vice President, Production and Chief Operating Officer

Corporate Senior Staff



(L to R)

David Saul Operational Controller

Jan Jenkins Senior Marketing Representative

Stephanie Bunch Treasurer

Kerk Hilton Manager, Investor Relations

[illegible] Development Staff



(L to R)

Paul Masse Senior Engineer Technologist

Cory Dean Senior Engineer, Technologist

Brian Keller Senior Geologist

Operations Senior Staff



(L to R)

Blayne Gardiner Chief [illegible]

Ian Proctor Drilling Operations [illegible]

Gene Skappak Manager, Health, Safety and [illegible]

David Richardson Asset Integrity Specialist

Review of Operations

In 2003, the Trust executed a deliberate strategy to strengthen and diversify its asset base. Acclaim exited 2003 with a balanced portfolio of approximately 52 percent natural gas, 36 percent crude oil and natural gas liquids (NGLs), and 12 percent heavy oil. This was a meaningful shift in Acclaim's production weighting to allow greater exposure to higher value, higher margin oil and gas products. Geographically, Acclaim achieved greater balance across the Western Canada Sedimentary Basin, from northeastern British Columbia through Alberta to southeastern Saskatchewan.

To maximize operational efficiency, Acclaim organizes its properties into five operating districts – Western, Central, East Central, Northern and Southern – each with its own regional production offices, complemented by specialized technical teams in the Calgary head office. Each region is weighted predominantly to either oil or gas so that the Trust can gain maximum benefit from their teams' skills and competencies – the right people in the right place for the right task.

Acclaim operates 80 percent of its properties while the remaining 20 percent are operated by partners. Together the Central and Western districts form the core of the Trust's portfolio and represents approximately 50 percent of the Trust's total production. Southern is predominantly lower risk oil. The Northern district is notionally higher risk, higher return natural gas and light oil while East Central provides exposure to heavy oil and shallow gas.

Acclaim is guided by a comprehensive business model that is designed to build long-term value for unitholders. The four primary aspects of the model are: disciplined growth through acquisition; cost effective exploitation of the asset base; active and efficient operatorship to better control costs and project timing; and rationalization and disposition of non-strategic assets.

Capital spending efficiency for internal production additions is achieved through a continuous review process of new drilling and re-completion prospects. As oil and gas reserves naturally decline at a rate of approximately 20 percent a year, Acclaim recognizes it must actively assess potential opportunities to counteract these declines. Balancing new capital spending with Acclaim's objective to maintain a consistent, conservative payout ratio mandates acquisitions be made on a selective, highly strategic basis. All expenditures, internal and external, must be accretive to cash flow, production and reserves.

Acclaim's acquisition strategy took centre stage in 2003 as the Trust focused on acquiring high-quality, long-life assets with significant development potential. In total, the Trust invested $417 million with four major transactions that added 47 million barrels of oil (mmbbl) of proved plus probable reserves, and 14,510 barrels of oil equivalent per day (boe/d) of daily production. In total, Acclaim solidified its proved plus probable reserve life index of 9.4 years (7.5 years on a total proved basis), for a reserve base that comprises 83 percent proved producing to total proved reserves, and solidified Acclaim's drilling prospect inventory of more than four years.

In 2003, $40 million of capital was spent on new drilling activities, facility enhancements and production optimization. The allocation of this funding was balanced across Acclaim's operating regions to drill 50 wells (31.3 net), resulting in 18 (10.79 net) natural gas wells, 28 (18.26 net) oil wells, and 4 (2.26 net) unsuccessful wells. This activity provided a success rate of 92 percent, and added production at $11,000 per flowing barrel.

In 2004, Acclaim's anticipated capital budget is $40 to $50 million, but allocation may shift to Acclaim's Western and Northern districts depending on prospective drilling opportunities.

2003 Capital Program Allocation of Expenditures — **2004 Capital Program** Allocation of Expenditures


8%
4%
4%
11%
25%
48%
Remediation/Reclamation
Reservoir Management
Drilling
Facilities
Land and Seismic
Production Optimization
16%
5%
5%
5%
8%
61%

2003 Capital Program Spending by Region — **2004 Capital Program** Spending by Region


18%
14%
19%
30%
19%
Western
Central
East Central
Northern
Southern
17%
18%
17%
23%
25%

Northern District


Oil and Liquids
Gas
24%
76%
Production by type


R1W5
T101
Buick
Inga
Parkland
Saddle
Hills
T61
R1W6

With its preponderance of natural gas and its numerous exploration and development opportunities, Acclaim's Northern district is viewed as a key region in Acclaim's portfolio. This growth may be accomplished through a combination of acquisition opportunities and organic growth.

Most of Acclaim's properties in the area are located in Alberta, but there is also a significant land base in northeastern British Columbia. This district encompasses many of the properties that Acclaim acquired in August 2003 through a $68.4 million natural gas weighted property acquisition.

At the end of 2003, the Northern district accounted for 17 percent of the Trust's total production or 4,600 boe/d, of which 77.5 percent was natural gas and NGLs and 22.5 percent oil. The district is 50 percent operated by the Trust. Acclaim manages production in the district from its office in Peace River, Alberta.

There are three core properties in Northern: the Tangent oil and gas area, which accounts for approximately 20 percent of the total production in the district; Valhalla oil area, which accounts for about 15 percent; and Pouce Coupé, which at present accounts for another 15 percent. Other key properties include Buick Creek, Inga and Saddle Hills. Producing formations include Bluesky and Halfway gas, and Montney and Boundary Lake oil.

Acclaim believes the Northern district provides significant upside in terms of production. Of note is the significant land purchase at Cutbank Ridge that was made in September 2003 by a major Canadian producer. This area surrounds approximately 15,000 Acclaim-owned acres of undeveloped land called Blackhawk. This highly prospective natural gas play has substantially increased the value of Acclaim's leasehold in the area. Acclaim is currently assessing various alternatives to develop this leasehold. At Valhalla, Acclaim and its operating partner will engage in a waterflood project in 2004 to increase oil production and the reserve base at this property. The district's land base in northeastern British Columbia has considerable future exploration and development potential, including the Cutbank Ridge/Blackhawk prospect and the Pouce Coupé area (see "Focus on Pouce Coupé" on facing page).


Oil
Gas
Injection
Oil & Gas
Directional
Horizontal
2004 Locations
Gas Plant
Oil Battery
3D Seismic
Unit Outline
R12
R11W6
T78
T77
Pouce Coupé South
Boundary B Unit #2



(L to R)

Kari Webb Senior Landman

Jodi Noble Exploitation Engineer

Daryn Magdall District Production Manager, *Northern and Central*

Northern	2003
% of Total Production	17
Wells Drilled	8
5 oil (1.36 net)	
3 gas (0.95 net)	
Undeveloped Land (net acres)	72,303
Production (boe/d)	4,600


N
Dunvegan
Paddy
Gething
SCU
Baldonnel
Boundary Lake
Halfway
Montney

Focus on Pouce Coupé

The Pouce Coupé properties are located 75 kilometres northwest of Grande Prairie, Alberta. It is a key focus area from which Acclaim will generate organic growth through exploration and development, to build value for unitholders.

To this end, a six-well program is slated for 2004. The main producing horizon in this area is Boundary Lake, although strong potential also exists in the Dunvegan, Paddy, Gething, Halfway and Montney formations.


Oil and Liquids
Gas
35%
65%

Production by type

Central District


R20W4
T68
Judy Creek
Carson Creek
Newton
Morinville
R12W5
T49

Acclaim's Central district, which lies north-west of Edmonton, Alberta, is heavily weighted towards natural gas production. The district is 95 percent operated by the Trust which includes a combination of owned and operated facilities. The Trust also uses facilities operated by third parties to handle its gas production processing requirements. Acclaim manages production from its offices in St. Albert near Edmonton, Alberta.

At the end of 2003, the Central district accounted for 6,000 boe/d, or 23 percent of the Trust's total production. Production was 65 percent weighted to natural gas and 35 percent to oil and liquids.

Because Central properties are located near a major urban centre, the Trust focuses considerable attention on managing regulatory and compliance issues and building strong, cooperative relationships with communities, including the Enoch Cree First Nations.

The district offers Acclaim high-quality development opportunities for both oil and liquids-rich natural gas development. Natural gas is primarily produced from the Glauconite, Ellerslie and Wabamun formations, while oil is produced from the Ellerslie, Detrital, Wabamun and Leduc formations. Key properties include Golden Spike (see "Focus on Golden Spike" on facing page), Morinville and Alcomdale.

In 2004, Acclaim will focus on development opportunities in both Golden Spike and Morinville, as well as potentially increasing working interest and land holdings in key properties.


● Oil
Gas
Oil & Gas
Directional
○ 2004 Locations
Gas Plant
Oil Battery
3D Seismic
R27
R26
R25W4
T53
T52
T51
Detrital Oil Pool
Blairmore P Oil Pool



(L to R)

Mark Woods Production Engineer

John Burton Senior Geologist

Daryn Magdall District Production Manager, Northern and Central (shown on page 15)

Central	2003
% of Total Production	23
Wells Drilled	8
2 oil (1.25 net)	
6 gas (5.10 net)	
Undeveloped Land (net acres)	129,582
Production (boe/d)	6,000

Focus on Golden Spike

Acclaim's Golden Spike property west of Edmonton produces over 40 percent of the Central district's total production. The Golden Spike area produces predominantly gas and associated liquids, and despite the fact this area was first developed in the late 1940s it continues to have excellent future potential. A 10-well program is being considered in 2004. The Trust recently increased its land base adjacent to the Golden Spike area, in Yekau Lake with the acquisition of additional undeveloped lands on the Enoch Cree First Nation.


Viking
Ellerslie
Detrital
SCU
Wabamun
Nisku
Leduc


Oil and Liquids
Gas
44%
56%

Production by type

Western District


T63
R2W5
Bigoray
R22W5
T33

Acclaim's Western district was formed in 2003 largely through the $174 million acquisition of Elk Point Resources, and the subsequent $138.8 million purchase of a package of long-life producing properties referred to as the West Central Alberta acquisition. The latter acquisition's properties are highly concentrated in Willesden Green (see "Focus on Willesden Green" on facing page), Gilby West, and Gilby East areas of west central Alberta and adjacent to the Elk Point properties. The acquisition also included working interests in the Willesden Green and Gilby West gas plants, and made Acclaim 100 percent owner and operator of several oil batteries in the area. In July 2003, Acclaim was elected operator of the Gilby Medicine River gas plant given it holds a 25 percent working interest in this facility. Upon completing these acquisitions, Acclaim immediately focused on integrating the properties to ensure production continuity. By the end of 2003, the Western district accounted for 28 percent of the Trust's total production or 7,400 boe/d, of which 56 percent was natural gas and 44 percent was high-quality light oil and natural gas liquids. The district is 75 percent operated by Acclaim. The Trust manages production in the district from offices in Drayton Valley and Rocky Mountain House, Alberta.

The district's assets, which have a 30-year production history, are long-term and stable.

The Western district is a prospect-rich area, and is generally lower risk due to multi-zone geology. The majority of gas production comes from the Edmonton, Belly River, Cardium, Glauconite, Ellerslie and Ostracod formations, while oil is produced from the Cardium, Ostracod, Jurassic, Pekisko and Banff formations. In 2004, Acclaim will focus on building value from these properties through effective exploitation, aggressive production optimization and disciplined cost management. For the long-term, the Trust's aim is to extend the life of the existing properties and to extract incremental value for the unitholders.

● Oil ☼ Gas Injection Oil & Gas ○ 2004 Locations
Oil Battery Compression Station 3D Seismic Unit Outline


R8
R7
R6W5
T43
T42
T41
Cardium Unit #1
Cardium Unit #6
Cardium Project #5



(L to R)

Ed Quillian District Superintendent

Ken Kotkas Senior Geologist

Ron Melin District Superintendent

Mark Fitzgerald Vice President, Engineering

Wally Buchan Senior Exploitation Engineer

Western	2003
% of Total Production	28
Wells Drilled	4
1 oil (0.38 net)	
3 gas (0.25 net)	
Undeveloped Land (net acres)	73,428
Production (boe/d)	7,400

Focus on Willesden Green

Acclaim acquired the Willesden Green property near Rocky Mountain House, Alberta, in June 2003. The property is a good example of how the Trust is building value for unitholders through acquisitions. Willesden Green has great potential to provide incremental value through tapping under-exploited areas with large reserves in place in this multi-zone gas and oil prone area. Acclaim has invested considerable time in an extensive reservoir simulation study at Willesden Green, which may offer the potential for increased secondary recovery through realignment of the waterflood pattern in the Cardium formation, in addition to other techniques such as aggressive stimulation and fracturing programs. Also at Willesden Green, the Trust is evaluating development opportunities in the Edmonton, Belly River, Viking, Ostracod, Rock Creek and Nordegg formations, with potentially 11 wells to be drilled in 2004.


Belly River
Cardium
Viking
Ostrocod
Ellerslie
SCU
Rock Creek
Nordegg
N


Oil and Liquids
Gas
75%
25%

Production by type

East Central District


R1W4
T83
R1W5
T33

The East Central district is Acclaim's largest geographic area and provides the Trust a significant number of low-risk, lower-cost drilling opportunities, as well as a large inventory of production optimization opportunities. The portfolio of assets within the district is broken up into two main sub-districts, Big Valley and Eastern.

Straddling the Alberta-Saskatchewan border, the Region encompasses properties that Acclaim acquired in December 2003 through its $36.1 million purchase of Exodus Energy Ltd. Greater efficiencies of operating costs and a strong property fit in this area was a key reason for the Exodus transaction which came with additional infrastructure including a heavy oil transportation terminal which Acclaim had been previously planning to construct.

At Big Valley, major producing assets are Chigwell, Bashaw, Sedgewick, Lanes Lake and West Drumheller. Producing horizons include oil from the Leduc and Nisku formations and oil and gas from the Mannville group. At Eastern, key properties include the heavy oil properties of Greater Furness, Tangleflags, Unwin and Baldwinton, and light oil in Dodsland. Producing horizons include the Waseca, Sparky and General Petroleum formations. Light oil is produced at Dodsland from the Viking formation.

At the end of 2003, the East Central region accounted for 22 percent of the Trust's total production or 6,000 boe/d, producing 75 percent oil and liquids and 25 percent natural gas. The district is 90 percent operated by the Trust. Acclaim manages production from its offices in Camrose for the Big Valley area, and from its offices in Lloydminster, Alberta, and Kindersley, Saskatchewan for its Eastern sub-district production.

In general, assets in both the Big Valley and Eastern sub-districts have large original oil in place (OOIP) and low recovery factors, making additional recovery of reserves a function of infill drilling and waterflooding. Acclaim maintains an emphasis on being a low-cost operator and on capital efficiency to exploit and extract value from these known reserve formations.


Oil
Injection
2004 Locations
Oil Battery
R1W4
R28
R27W3
T49
T48
Silverdale Sparky
Dulwich Sparky
Furness Sparky



(L to R)

Darren Jackson District Production Manager

Scott Smith Staff Geologist

Merv Pond District Superintendent, Eastern (not in photo)

Blair Grant District Superintendent, Big Valley (not in photo)

East Central	2003
% of Total Production	22
Wells Drilled	18
11 oil (10.11 net)	
5 gas (3.49 net)	
2 dry & abandoned	
Undeveloped Land (net acres)	91,279
Production (boe/d)	6,000

Focus on Greater Furness

Acclaim acquired the Greater Furness properties late in 2003 as part of its acquisition of Exodus Energy. The Greater Furness area is an Acclaim-owned and operated heavy oil property that was discovered in the late 1940s. This property is strategically located amongst Acclaim's other heavy oil production areas, which will result in facility consolidation and operating cost reductions. In 2004, Acclaim will add additional seismic to its library for the Greater Furness area to further map and delineate the pools. A 15-well drilling program is scheduled to follow the geotechnical analysis. Concurrently, Acclaim will investigate remedial work to further optimize production from Greater Furness.


N
Colony
McLaren/Waseca
Sparky
General Petroleum
SCU
Devonian


Oil and Liquids
Gas
80%
20%

Production by type

Southern District


R7W3
T28
Bantry
Premier
Leon Lake
T1
R1W5

Acclaim's Southern district is primarily focused on lower risk oil production that provides predictable, consistent and stable production. The district extends through southern Alberta and encompasses light and medium crude oil throughout southern Saskatchewan.

At the end of 2003, the Southern district accounted for 10 percent of the Trust's total production or 2,500 boe/d, of which 80 percent was crude oil and liquids and 20 percent was natural gas. Acclaim operates 90 percent of the production and manages the area from its office in Medicine Hat, Alberta.

There are several core areas that make up the Southern district, including Bantry and Manyberries in southeast Alberta, and Viewfield/Huntoon, Elcott, Workman South and Wapella in southeast Saskatchewan – these properties all produce high-quality crude oil. Acclaim controls two central oil batteries and numerous single well batteries in the area. In southwest Saskatchewan, medium-gravity oil is produced from Leitchville, Leon Lake and North Premier properties.

In 2004, Acclaim will develop additional sweet gas reserves in Bantry and increase the water-handling capacity of its facilities with a corresponding increase in oil production program. The Trust will also expand its exploitation at Manyberries (see "Focus on Manyberries" on facing page).


● Oil
Gas
Injection
Directional
Horizontal
2004 Locations
Oil Battery
3D Seismic
Unit Outline
R5
R4
R3W4
T6
T5
T4
Manyberries Sunburst/Swift W Pool Unit
Manyberries Sunburst/Swift South B Pool Unit
Manyberries Sunburst C Pool Unit



(L to R)

Dave Grove District Superintendent

Raf Premji Senior Exploitation Technologist

Lee Farquharson Senior Landman

David Roth District Production Manager

Southern	2003
% of Total Production	10
Wells Drilled	12
9 oil (5.07 net)	
1 gas (1.00 net)	
2 dry & abandoned	
Undeveloped Land (net acres)	43,995
Production (boe/d)	2,500

Focus on Manyberries

Acclaim aggressively looks for opportunities to manage its portfolio of high netback properties. Its operating strategy in Manyberries is to control large original oil in place and to implement effective reservoir depletion strategies including water flooding, development drilling and exploitation drilling. The main productive horizon, the Lower Mannville Sunburst sandstone, has proven to be an excellent target for increased oil recovery through pressure maintenance and water flooding. Acclaim has a large contiguous land position, operates 90 percent of its production and controls two central oil batteries and numerous single well batteries in this area.


Belly River
Mannville
Sunburst Marine
Sunburst IVS
SCU
Swift
N

Reserves

Highlights

- Replaced 557 percent of annual production at a Finding, Development and Acquisition (FD&A) cost of $9.44 per boe before consideration of Future Development Capital (FDC) and revisions for the proved plus probable reserves category. Including FDC and revisions, the FD&A cost was $10.93 per boe.
- FD&A costs for proved reserves were $10.86 per boe before FDC and revisions and $13.62 per boe including FDC and revisions.
- Proved producing reserves increased 83 percent to 57 mmboe from 31 mmboe at December 31, 2002; proved reserves increased 62 percent from 43 mmboe at December 31, 2002 to 69 mmboe at December 31, 2003; proved plus probable reserves increased 73 percent to 86 mmboe at December 31, 2003.
- Increased the ratio of proved producing to total proved reserves from 73 percent at year-end 2002 to 83 percent at year-end 2003. In addition, using a 10 percent discount factor, proved producing reserves now represent 89 percent of the value of total proved reserves compared to 81 percent last year. Acclaim has substantially increased the portion of reserves that provide cash flow and support distributions to unitholders.
- Proved producing reserves are comprised of 45 percent natural gas, 45 percent crude oil and natural gas liquids and 10 percent heavy oil.

Acclaim's oil and gas reserves as at January 1, 2004 were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. (GLJ). Their evaluation report is prepared in accordance with National Instrument 51-101 (NI 51-101), the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators for year-ends beginning with December 31, 2003.

The NI 51-101 replaces the former National Policy 2-B (NP 2-B) and requires a higher degree of confidence in the assignment of oil and gas reserves. Under NI 51-101, proved reserves are defined to have a 90 percent probability that the actual reserves recovered will equal or exceed the assigned estimates compared to the previous definition of "reasonable certainty" as stipulated by NP 2-B. Also, under NI 51-101, probable reserves are defined to have a 50 percent probability that the actual reserves recovered will equal or exceed the assigned estimates compared to the previous definition of "likelihood of existence" in NP 2-B. Because of the more stringent requirements under NI 51-101, the industry has adopted the interpretation that the new proved plus probable (P-50) reserves represent the most "realistic" estimates of remaining recoverable reserves. The following reserves information also adopts the general industry practice of comparing the new P-50 reserves to the previous proved plus risk adjusted (50 percent) probable reserves, commonly referred to as "established reserves", under NP 2-B.

GLJ's evaluation of reserves for 2003 resulted in downward technical revisions of 1.6 mmboe or 2.8 percent for proved producing reserves, 7.7 mmboe or 11.2 percent for total proved reserves and 4.0 mmboe or 4.6 percent of proved plus probable reserves.

Total proved reserves were most affected. Under the more stringent requirements of NI 51-101, recovery factors were lowered and future drilling locations were reduced which affected proved developed non-producing and proved undeveloped reserves. As a result of these requirements coupled with the higher ratio of proved producing to total proved reserves related to the acquisitions completed in 2003, Acclaim's ratio of proved producing to total proved reserves improved significantly to 83 percent from 73 percent last year.

Acclaim did not record any negative revisions on the acquisitions completed in 2003.

Summary of Oil and Gas Reserves Company Interest[1]

Forecasted Prices and Costs

	Light and Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Total (mboe)
Proved					
Developed producing	21,009	5,859	4,474	154,163	57,036
Developed non-producing	1,244	633	181	12,072	4,070
Undeveloped	4,272	1,153	507	10,976	7,761
Total proved	26,526	7,645	5,162	177,212	68,868
Probable	5,862	2,014	1,403	46,426	17,017
Total proved plus probable	32,388	9,659	6,564	223,638	85,884

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties obligations, plus Acclaim Energy's royalty interest in reserves.

Net Present Value of Reserves – Forecasted Prices and Costs

	Undiscounted ($ thousands)	Discounted at 5% ($ thousands)	Discounted at 10% ($ thousands)	Discounted at 15% ($ thousands)	Discounted at 20% ($ thousands)
Proved					
Developed producing	889,158	709,851	602,752	530,340	477,437
Developed non-producing	66,161	43,041	32,263	25,951	21,762
Undeveloped	93,826	59,499	39,916	27,583	19,288
Total proved	1,049,145	812,392	674,930	583,874	518,487
Probable	258,698	155,165	107,490	80,398	63,038
Total proved plus probable	1,307,843	967,557	782,420	664,272	581,525

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

Pricing Assumptions – Forecasted Prices and Costs

The first six years of the GLJ April 1, 2004 price forecasts are presented below. These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	Crude Oil WTI ($US/bbl)	Crude Oil Edmonton Light ($CDN/bbl)	Natural Gas AECO ($CDN/mmbtu)	Bank of Canada Average Noon Exchange Rate ($US/$CDN)
2004	34.25	44.75	6.65	0.750
2005	29.00	37.75	5.55	0.750
2006	27.00	35.25	5.20	0.750
2007	25.00	32.50	5.00	0.750
2008	25.00	32.50	5.00	0.750
2009	25.00	32.50	5.00	0.750

Summary of Oil and Gas Reserves Company Interest[1]

Constant Prices and Costs

	Light and Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Total (mboe)
Proved					
Developed producing	21,924	6,030	4,524	156,062	58,489
Developed non-producing	1,226	644	183	12,008	4,054
Undeveloped	4,207	1,159	504	10,902	7,687
Total proved	27,357	7,833	5,212	178,972	70,231
Probable	6,053	2,037	1,401	46,497	17,241
Total proved plus probable	33,410	9,870	6,614	225,469	87,472

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties obligations, plus Acclaim Energy's royalty interest in reserves.

Net Present Value of Reserves – Constant Prices and Costs

	Undiscounted ($ thousands)	Discounted at 5% ($ thousands)	Discounted at 10% ($ thousands)	Discounted at 15% ($ thousands)	Discounted at 20% ($ thousands)
Proved					
Developed producing	1,086,952	838,659	693,015	596,160	526,533
Developed non-producing	78,528	52,151	39,217	31,400	26,130
Undeveloped	130,384	84,649	58,404	41,790	30,556
Total proved	1,295,864	975,459	790,636	669,349	583,219
Probable	322,443	197,193	137,289	102,682	80,360
Total proved plus probable	1,618,307	1,172,652	927,926	772,031	663,580

Note: May not add due to rounding

Pricing Assumptions – Constant Prices and Costs

Year	Crude Oil WTI ($US/bbl)	Crude Oil Edmonton Light ($CDN/bbl)	Natural Gas AECO ($CDN/MMBtu)	Exchange Rate ($US/$CDN)
2003 (Year End)	32.52	40.81	6.09	0.7738

Reserve Reconciliation

Reconciliation of Company Interest[1] Reserves by Principal Product Type

Forecast Prices and Costs

	Light and Medium Crude (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	Natural Gas Liquids (mbbl)	Total (mboe)
Proved Producing					
Opening Balance	10,229	2,915	86,945	3,480	31,115
Acquisitions	12,746	3,059	95,798	2,178	33,950
Dispositions	(163)	–	(517)	–	(249)
Discoveries	44	43	3,194	129	749
Extensions	259	257	2,284	41	937
Improved Recovery	–	–	–	–	–
Economic Factors	56	8	72	1	77
Technical Revisions	253	237	(8,836)	(626)	(1,609)
Production	(2,416)	(660)	(24,777)	(729)	(7,934)
Closing Balance	21,009	5,859	154,163	4,474	57,036
Total Proved					
Opening Balance	14,949	4,182	114,726	4,369	42,621
Acquisitions	15,612	4,013	110,898	2,530	40,639
Dispositions	(372)	–	(553)	–	(465)
Discoveries	29	–	3,220	76	642
Extensions	428	130	2,651	40	1,040
Improved Recovery	–	–	–	–	–
Economic Factors	32	9	98	5	62
Technical Revisions	(1,737)	(30)	(29,052)	(1,129)	(7,738)
Production	(2,416)	(660)	(24,777)	(729)	(7,934)
Closing Balance	26,526	7,645	177,212	5,162	68,868
Proved Plus Probable					
Opening Balance	17,505	4,890	133,657	4,938	49,609
Acquisitions	18,160	4,063	130,085	2,906	46,810
Dispositions	(529)	–	(644)	–	(637)
Discoveries	51	–	3,831	93	783
Extensions	499	137	3,102	48	1,201
Improved Recovery	–	–	–	–	–
Economic Factors	27	13	111	4	63
Technical Revisions	(909)	1,216	(21,726)	(697)	(4,010)
Production	(2,416)	(660)	(24,777)	(729)	(7,934)
Closing Balance	32,388	9,659	223,638	6,564	85,884

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties obligations plus Acclaim Energy's royalty interest in reserves.

Acclaim has included royalty interest reserves in this analysis so that a comparison can be made to the previous January 1, 2003 evaluation. Royalty interest volumes are as follows: PP 447 mboe; TP 463 mboe; P+P 596 mboe.

2003 Finding, Development and Net Acquisition Costs (FD&A)

	Capital Expenditures ($ thousands)	Company Interest Reserve Additions (mboe)	Reserve Costs ($/boe)
Proved Producing			
Total FD&A (a)	454,633	35,387	12.85
Change in FDC (b)[1]	2,932	n/a	n/a
Revisions (c)	n/a	(1,609)	n/a
Total FD&A including change in FDC (a+b)	457,565	35,387	12.93
Total FD&A including change in FDC and revisions (a+b+c)	457,565	33,778	13.55
Total Proved			
Total FD&A (a)	454,633	41,856	10.86
Change in FDC (b)[1]	10,200	n/a	n/a
Revisions (c)	n/a	(7,738)	n/a
Total FD&A including change in FDC (a+b)	464,833	41,856	11.11
Total FD&A including change in FDC and revisions (a+b+c)	464,833	34,118	13.62
Proved Plus Probable			
Total FD&A (a)	454,633	48,157	9.44
Change in FDC (b)[1]	27,800	n/a	n/a
Revisions (c)	n/a	(4,010)	n/a
Total FD&A including change in FDC (a+b)	482,433	48,157	10.02
Total FD&A including change in FDC and revisions (a+b+c)	482,433	44,147	10.93

(1) Reconciliation of Changes in Future Development Capital. When calculating the change in future development capital costs, this change may not be comparable as the costs are computed under different proved plus probable reserve definitions. For proved plus probable reserves we have compared the 2004 future development costs with the 2003 established future development costs.

($ thousands)	Proved Producing	Total Proved	Proved Plus Probable
2004	4,000	62,600	90,900
2003	1,068	52,400	63,100
Change	2,932	10,200	27,800

Reserve Life Index

The Company's reserve life index has been determined by using the GLJ's proved producing average annual production rates.

The 2004 total proved plus probable index is equivalent to the 2003 established index.

Reserve Life Index	Proved Producing	Total Proved	Total Proved Plus Probable
2003	5.9	8.1	9.5
2004	6.2	7.5	9.4

Undeveloped Land

With over 400,000 net acres of undeveloped land, Acclaim has the ability to create value by exploiting and developing this large land base. In its core growth areas, Acclaim will continue to build a strong cohesive base of leasehold properties on which Acclaim will perform seismic evaluation, then proceed with drilling based on positive evaluations to generate cash flow.

Given this large undeveloped base, Acclaim recognizes creating positive landholder relationships is critical to the Trust's near and long-term success.

In 2004, Acclaim's land department will continue the process of identifying larger land blocks outside of its current core growth areas. These areas may be considered for joint venture partnerships or farm outs. In this case, the joint venture partner would plan exploration and development plays for the area.

	Gross Acres	Net Acres	Working Interest
Alberta	541,375	347,513	62.2%
British Columbia	54,080	26,115	48.3%
Saskatchewan	49,271	35,659	72.4%
Total	644,726	409,287	63.5%

Joint Ventures

To complement the Trust's business strategy of creating growth with minimal risk, Acclaim will enter into joint venture partnerships which result in multiple drilling locations or sizeable capital contributions, and farm out higher risk and capital intensive drilling prospects to exploration-focused organizations. In 2003, these arrangements allowed Acclaim to add reserves and production at little or no cost to the Trust. As the Canadian oil and gas industry becomes more competitive and acquisitions carry a higher price, Acclaim believes this strategy of working together with partners can be mutually beneficial. Acclaim's active farm out and joint venture program, coupled with its solid land base, prospect inventory and strong technical team, will allow the Trust to create additional value for its unitholders.

Typically, in a joint venture arrangement or a larger farm out, the Trust will retain the opportunity to participate. Acclaim seeks to minimize its upfront costs while at the same time seeks to maximize the opportunities to add to production and reserves.

Joint Venture Strategy


BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN

Acclaim Drilled Wells   Acclaim Farm out Wells

In 2003, Acclaim successfully negotiated several farm outs and joint ventures which resulted in 44 well commitments on the Trust's lands. This represented a capital outlay of approximately $20 million. This drilling activity provided valuable insight into Acclaim's large new asset base, and apportioned the potential risk and reward in future programs. Some of the farm out wells completed in 2003 were negotiated on an after-payout basis, therefore production and reserves will be booked at a later date. In the case of corporate spin-offs from Acclaim transactions such as those from the earlier Ketch Energy (Ketch Resources) and Elk Point (Burmis Energy) deals, Acclaim's farm in and joint venture strategy has provided an ability to create value for the both parties, allowing the spin-off company to drill higher risk prospects utilizing its expertise while Acclaim retains an interest and involvement.

In 2003, Acclaim's joint venture partners included Ketch Resources and Burmis Energy, and other partners included Exceed Energy, Deep Resources, Strategem Energy and Birchill Resources Partnership. For the year ahead, Acclaim has marketed a solid inventory of farm out and joint venture prospects and expects approximately $20 million of partner drilling activity could be generated on Acclaim lands.

Tuck-In Acquisitions and Dispositions

In 2003, Acclaim was involved in numerous acquisitions and divestitures, many of which involved the rationalization of smaller assets, including low working interests on a variety of properties.

One of the largest properties Acclaim divested in 2003 was its acreage and production in the Ogston region of northern Alberta. This amounted to 200 barrels of oil per day, and generated proceeds of $4.5 million. As well, subsequent to year-end, Acclaim sold approximately $9 million of assets at Battrum in southeast Saskatchewan, Long Coulee in southeast Alberta, Sinclair/Woking in northwest Alberta, and Sugden in northeast Alberta. This package of properties represented approximately 500 boe/d.

Other minor acquisition activities solidified Acclaim's presence in Morinville in central Alberta, through working interest increases in a large gas well and in surrounding property.

Commodity Marketing and Price Risk Management

Acclaim directly controls approximately 85 percent of its gas sales with the balance sold under long-term contracts with several Canadian gas aggregators. Only a small percentage is sold to aggregators as these sales provide sub-par netbacks and add excessive transport and credit risk. Year-over-year, sales to the aggregators have declined by three percent. Acclaim will work to further decrease aggregator sales going forward.

The price realized by Acclaim for its controlled natural gas production is priced with reference to AECO C Hub in Alberta. In 2003, the monthly AECO gas price index averaged $6.80/mcf, up 68 percent from 2002. This is the highest annual recorded AECO price and matches record highs for gas futures on the NYMEX. North American gas prices spiked in the first quarter of 2003 as US inventories were depleted by a cold winter. Production from the energy sector remained strong throughout the year to refill storage. Gas prices for 2004 have continued to be strong. Acclaim expects continued attractive pricing for natural gas in North America due to increased demand in Canada and the US relative to limited supply conditions.

The price received by Acclaim for its crude oil is related to the North American pricing benchmark West Texas Intermediate (WTI). WTI averaged US$31.04/bbl (all prices in US$/bbl), up $4.93, or 18 percent from 2002. Acclaim's crude sales price is also heavily influenced by the Canadian dollar exchange rate, the quality of oil, and hedging activity. Acclaim and many other Canadian companies were negatively impacted in 2003 by the rapid rise in the Canadian dollar compared to the US dollar. Acclaim has provided downside protection for US$3.0 million of revenue per month for 2004 ranging from CDN$1.3072 to CDN$1.4240.

The majority of Acclaim's production is classified as light oil, which trades at a premium relative to medium and heavy oil. All of Acclaim's crude oil and NGL production is sold through independent marketers and refiners at market sensitive prices. Acclaim manages commodity risk with an active price risk management program designed to ensure long-term stable cash distributions for unitholders. Acclaim aims to have downside protection in place on approximately 50 percent of its estimated natural gas and oil production while retaining significant exposure to upside price movements through the use of puts and collars (current contracts are summarized on pages 47 and 48).

Acclaim began an electricity hedging program in 2003 in order to better manage this component of its operating costs. Electricity consumed in production operations is the second largest component of Acclaim's operating costs, totaling 13.5 percent, and power prices in Alberta have been volatile to the upside since deregulation in 2001. Acclaim's goal is to control power costs to minimize exposure to inherent cost spikes. Acclaim may fix the purchase price for up to 80 percent of its anticipated daily consumption. In 2003, Acclaim fixed the price for 2004 and 2005 for approximately 40 percent of its Alberta consumption at $43.75/MWh. In the first quarter of 2004 Acclaim's hedged level has been increased to approximately 85 percent of Alberta consumption at an average price of $49/MWh. Average Alberta Power Pool prices have been in excess of this average price.

Health, Safety and Environment

Today at Acclaim, ensuring the health and safety of our people, and conducting excellent environmental stewardship is truly part of the Trust's culture. A look back at what we've accomplished in our first year of operations in terms of health, safety and environmental (HS&E) work is underlined by management's commitment to this area of operations.

In January 2003, Acclaim formed a new department which was responsible for designing the Trust's HS&E program, standardizing and developing procedures manuals, and educating Acclaim's 150 field staff, comprised of employees and contractors, about the new environmental policies and safety procedures.

Acclaim's HS&E program was developed around these four guiding principles:

Compliance: We will be compliant with the rules and regulations of the jurisdictions in which we operate.

Acclaim strives to establish strong working relationships with our partners in all regulatory compliance matters. Acclaim recognizes building a solid reputation as a proactive, committed industry participant is key to successful operations. Working closely together helps to promote a constructive and fair working environment, as well as open dialogue between regulatory specialists and Acclaim staff to ensure that expectations of both parties are clear and understood.

Health and Safety: We will conduct our operations to ensure the health and safety of our employees, contractors and the public.

Acclaim's commitment to ensuring the health and safety of its employees and contractors is paramount. Continuous training and awareness sessions have been held to ensure all parties have a clear understanding of what is expected of management, employees and contractors. All efforts are dedicated to ensuring everyone working under the Acclaim umbrella understands the importance of safe working conditions and a healthy work environment.

Environmental Impact: We will conduct our operations to minimize impact on the environment.

Acclaim's Environmental Management Plan was designed to minimize the impact of our operations on the environment within the communities that we operate. By employing creative solutions to the challenges inherent in our industry, we can manage our operations while greatly enhancing our ability to sustain operations over the long-term.

2003 HS&E Accomplishments

Q1			Q2		
JANUARY	FEBRUARY	MARCH	APRIL	MAY	JUNE
Developed Corporate and Area Specific Practices and Procedures Manual					
Introduced Certificate of Recognition Program to Acclaim Staff					
Oriented field operations to Acclaim's new HS&E program					
			Developed Corporate Pipeline Operating Manual		
			Reviewed all existing ERPs and developed a new Corporate Emergency Response Plan		

Risk Management: We employ risk management tools to predict, prevent and manage risks associated with our day-to-day operations.

Acclaim's ability to manage risk and adapt to ever-changing conditions is critical to success. Understanding the liability associated with every risk factor is undertaken by Acclaim before securing new assets. Applying this proactive risk management strategy to all day-to-day operations helps Acclaim focus on minimizing business interruptions while changing with operating conditions to achieve production targets.

A great deal of time was spent understanding the assets the Trust started with at the beginning of 2003. This process continued as each property and asset acquisition was completed during the year. From an environmental perspective, this was a critical activity which would lead to the installation and adoption of software systems to allow Acclaim's newly-formed Environmental and Reclamation department to monitor well status and licensing, permitting and environmental conditions on an ongoing basis. From a health and safety perspective, understanding the assets including the condition of the land, but more importantly of the infrastructure, was also critical. We recognized the people component of HS&E through the acquisition process – which brought together groups of field employees, who may in the past have gone about their tasks differently. A key initiative for the Health, Safety and Environmental team was to standardize processes, develop procedures manuals for Acclaim, and train and educate all employees and contractors.

Leadership

For its efforts to establish this solid HS&E program, Acclaim was awarded the Certificate of Recognition issued by the Government of Alberta's Workplace Health and Safety program in its first year. Furthermore, Acclaim has been awarded a 20 percent reduction in premiums payable to the Workers Compensation Board of Alberta.

All Acclaim field employees and contractors complete a series of courses to maximize on-the-job safety, including Working in Confined Spaces, Defensive Driving, Basic Firefighting, First Aid/CPR, Gas Testing, Ground Disturbance Level II, H_2S Alive, Transportation of Dangerous Goods, WHMIS and Flare Ignition.

Acclaim's sustainable health, safety and environmental model program is enhanced by working closely with several industry groups including the AEUB and the Alberta Government. The Trust is an active participant in the Canadian Association of Petroleum Producers' (CAPP) Stewardship program, the Canadian Land Reclamation Association, the LPG Emergency Response Corp., the Alberta Government's Partnership in Industry Reduction and the National Association of Corrosion Engineers.

Q3			Q4		
JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER

Q3:
- Developed Acclaim's Owner-User Alberta Boilers Safety Association (ABSA)
- Established an Environmental Capital Budget
- Developed 2004 Environmental Capital Budget

Q4:
- Developed 2004 HS&E Business Plan
- Achieved ABSA approval of Owner-User Program and granting of "IN PROGRESS (IP)" status for Acclaim by the Alberta Boilers Branch

Community Investment Program

Acclaim Energy Trust seeks to ensure that, as a major employer and community participant, it contributes to the communities in which it operates. By financially supporting selected Canadian causes and charities in our communities, the Trust and its employees can partner effectively with its many stakeholders. Some examples of our 2003 funding initiatives include:

- Beyond Courage, Alberta Cancer Foundation: In November 2003, Acclaim provided a $50,000 sponsorship and donation to kick-start a $6 million campaign to establish a molecular cancer epidemiology research centre in Calgary. The campaign was launched with a fundraising dinner featuring world-renowned cancer survivor and five-time Tour de France champion Lance Armstrong.
- Alberta Children's Hospital: In 2002, Acclaim pledged $50,000 through the "All for One, All for Kids" campaign over five years.
- Kids Cancer Care: In December 2003, Acclaim employees collectively donated $3,427 through fundraising events during the holiday season. Acclaim further supported this charity with a matching donation of $3,500.
- Enoch Cree First Nations: Acclaim donates $25,000 annually for food hampers and contributes to other initiatives including education and sports.
- Community Support: In 2003, Acclaim dedicated $25,000 to support a wide variety of health and well-being initiatives in communities in its five operating districts.

Corporate Governance

Acclaim Energy Trust has established a Corporate Governance policy that follows the guidelines set out by the Toronto Stock Exchange to ensure that honest, reliable corporate governance practices and highest ethical values are maintained at all times in all levels of the Trust.

Our Board and management believe that the ongoing maintenance of corporate governance best practices is the foundation for shareholder confidence and value.

The current Board of Directors of Acclaim consist of nine experienced and skilled business people who, together with the management team, ensure the effective stewardship of the Trust. The Board met seven times in 2003 and is required to meet a minimum of four times each year. All our Board members, with the exception of the Chief Executive Officer, are independent. Acclaim has established an active committee structure, all staffed by independent Directors. The four committees of the Board are: the Audit Committee, the Corporate Governance and Nominating Committee, the Reserves Committee, and the Human Resource and Compensation Committee.

The Board and the four Committees of the Board monitor the management of the Trust's business and affairs, with the goal of achieving its principle objectives set out by the Board in conjunction with the President and Chief Executive Officer (CEO).

The Corporate Governance and Nominating Committee of the Board is specifically responsible for continuous and careful monitoring of the evolution of best corporate governance practices in Canada and other jurisdictions and to update and enhance Acclaim's corporate governance practices.

The Company has adopted a comprehensive Board manual which contains the Charters for each Committee of the Board as well as a Code of Business Conduct and Ethics for directors, officers and employees.

The Board meets regularly without management present. The Audit Committee meets independently on at least a quarterly basis with each of our external auditors and our management.

The Audit Committee

Members: Carl Smith (Chair), Peter Comber and Jack Lee

The Audit Committee, comprised of three independent Directors, is responsible for overseeing the financial reporting process and reporting to the Board of Directors. The Committee recommends, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information.

The Audit Committee has regular access to management and meets with the external auditors quarterly. This Committee must approve all non-audit assignments by the Trust to the external auditor. The Audit Committee assists Directors in meeting their responsibility to review and approve the Trust's financial statements and related matters, works to enhance communication with management, ensures the external auditors' independence, increases the credibility and objectivity of financial reports, and strengthens the role of outside Directors by facilitating in-depth discussions among Directors, management and external auditors.

The Reserves Committee

Members: Noel Cleland (Chair), Grant Fagerheim, Jack Lee and Greg Rich

The Reserves Committee is responsible for reviewing the annual oil and gas reserves evaluation of the Trust as well as reviewing the qualifications, experience and independence of the consulting engineering firm engaged to report on those reserves. The Reserves Committee meets with the engineers employed or retained by the Trust to ensure the completeness and accuracy of the disclosure and to ensure it is in compliance with all regulatory requirements.

The Corporate Governance and Nominating Committee

Members: Frank King (Chair), Robert Brawn and Peter Comber

The Corporate Governance and Nominating Committee's responsibilities include nomination procedures and orientation of new Board members. This Committee is responsible for identifying and recommending new nominees to fill vacancies on, and to add additional directors to, the Board when required. The Committee develops a process for assessment and evaluation of the performance and contribution of individual Board members, and assesses the effectiveness of the Board and its members on an ongoing basis. It develops and periodically reviews orientation and education programs for new Directors.

The Human Resource and Compensation Committee

Members: Grant Fagerheim (Chair), Robert Brawn, Noel Cleland and Carl Smith

The Human Resource and Compensation Committee assists the Board of Directors in fulfilling its obligations relating to human resource and compensation matters. The primary responsibility of the Committee is to assist in establishing an effective compensation strategy that supports and reinforces the Trust's objectives and goals. The Committee also reviews and recommends compensation philosophy and guidelines for Acclaim executives and employees and specifically evaluates and establishes the compensation for the President and CEO. The Human Resource and Compensation Committee reviews annually the compensation paid to Directors to ensure it adequately reflects the responsibilities and risks of being an effective director. The Committee also benchmarks Directors' compensation against that received by directors in similar positions. The Board sets Director compensation based upon recommendations from this Committee.

In 2003, Acclaim finalized its full compliance with all of the 14 guidelines set out by the Toronto Stock Exchange. Further information on Acclaim's Board and Committee processes, Terms of Reference and Code of Conduct are provided on the Trust's website at www.acclaimtrust.com. This information can also be found in the Trust's Information Circular and Proxy for 2003.

At the Trust's annual meeting on May 19, 2004, Noel Cleland will retire as a Director. Acclaim gratefully acknowledges his significant contributions over the past three years of service to the Board.

Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (Acclaim) for the year ended December 31, 2003. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The business combination of Acclaim and Ketch Energy Ltd. (Ketch), which occurred on October 1, 2002, was accounted for as a reverse takeover of Acclaim by Ketch. Accordingly, the comparative figures for the prior year are the results of operations and cash flows of Ketch for the full year 2002 and those of Acclaim from the date of acquisition, October 1, 2002. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which is defined as net income before deducting non-cash expenses to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Overview

Our Trust is an independent Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. Our principal properties are in Alberta, Saskatchewan and British Columbia.

As at December 31, 2003, we had total proved reserves of 68.9 million barrels of oil equivalent as evaluated by our independent petroleum engineers. This represents a 62 percent increase from December 31, 2002. Of this total, approximately 83 percent were proved producing reserves. Our production is weighted equally between oil and natural gas, with the oil component approximating 50 percent at December 31, 2003.

As a royalty trust we distribute a large percentage of our cash flow to investors. Cash flow in excess of distributions is utilized to fund our capital expenditure program, establish new reserves of petroleum and natural gas and optimize our current production. At year end we had 409,287 acres of undeveloped land available for future development and exploitation.

Our strategy is to grow our production and reserves through a combination of property acquisitions and exploitation opportunities. Where necessary, we participate with joint venture partners to mitigate the risks associated with higher risk ventures.

2003 Highlights

- Increased our average production volumes 73 percent or 9,196 boe/d to 21,738 boe/d. Production at December 31, 2003 approximated 26,500 boe/d.
- Increased cash flow 146 percent to $146.1 million or $2.40/diluted unit as compared to $59.3 million or $2.30/diluted unit in 2002.
- Completed three Bought Deal Equity Financings for total net consideration of $203.1 million.
- Paid distributions to unitholders of $121.3 million or $1.95 per unit as compared to $19.0 million or $1.70 per unit in 2002.

During 2003 we completed four significant transactions that solidified the foundation of our Trust.

Acquisition of Elk Point Resources Inc.

On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (Elk Point), a public company involved in the exploration, development and production of petroleum and natural gas in western Canada. The transaction, including bank debt was valued at approximately $174 million. To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million Trust units.

Elk Point production at the time of the acquisition was approximately 6,200 boe/d comprised of 23 mmcf/d of natural gas and 2,400 bbl/d of light crude. Approximately 85 percent of the production acquired was complimentary to our core areas in central and northern Alberta.

West Central Alberta Property Acquisition

On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million. The effective date of the Gilby/Willesden Green acquisition was April 1, 2003. We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per Trust unit for gross proceeds of $95.0 million.

The Gilby/Willesden Green properties include unit and non-unit interests in the Willesden Green and Gilby areas of west central Alberta. The properties are highly concentrated, 90 percent operated and adjacent to existing properties in our western region. The Gilby/Willesden Green acquisition also includes working interest in the Willesden Green and Gilby West natural gas plants and 100 percent ownership and operatorship of several oil batteries in the area.

Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,550 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and natural gas liquids.

Natural Gas Property Acquisition

On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately $68.4 million. The effective date of the acquisition was July 1, 2003.

Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and natural gas liquids. Approximately 80 percent of the production associated with these properties is located in our core operating areas. In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million.

Acquisition of Exodus Energy Ltd.

On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (Exodus), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million. To finance the transaction we issued 1.3 million Trust units, paid $14.4 million cash, and assumed net debt of $7.9 million. In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

Current production from the new assets is approximately 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil. The primary properties fit well into our East Central operating district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

In an effort to consolidate our property base, we also undertook a property rationalization program in 2003 to dispose of miscellaneous interests in non-core assets. In 2003, we disposed of approximately 163 boe/d for $6.0 million and subsequent to year-end disposed of a further 450 boe/d for $8.8 million. Proceeds from the dispositions have been utilized to reduce bank indebtedness.

Selected Consolidated Financial and Operating Information

The following selected consolidated financial and operating information for 2001 and up to October 1, 2002, reflects the operation of Ketch. Acclaim and Ketch were combined effective October 1, 2002. Earnings (loss) per unit for the first three quarters of 2002 is that of Ketch, converted as if the Ketch shares had been exchanged for units at the ratio of 1.15 units for each Ketch share then outstanding. Effective May 2003, the Trust units were consolidated on a 1:2.5 basis. The Trust units outstanding and per unit information has been restated accordingly.

The results of operations in 2003 in comparison to 2002 are as outlined under the section, "Results of Operations".

a) Annual Financial Information

Year ended December 31 *($000s except per share amounts)*	2003	2002	2001
Petroleum and natural gas sales	271,774	119,455	118,409
Cash flow from operations	146,105	59,259	65,051
Per unit – basic	2.41	2.35	4.28
Per unit – diluted	2.40	2.30	4.18
Net earnings (loss)	46,013	(1,544)	13,783
Per unit – basic	0.68	(0.06)	0.90
Per unit – diluted	0.67	(0.06)	0.88
Balance Sheet Information			
Total capital expenditures and acquisitions	454,633	194,831	49,454
Total assets	1,075,643	658,411	486,802
Working capital (deficiency)	(4,996)	(12,117)	(6,551)
Long-term debt	208,997	73,355	128,074
Unitholders' equity	608,389	371,759	180,156
Weighted average trust units/shares outstanding *(000s)*	60,696	25,169	15,241
Trust units/shares outstanding at year end *(000s)*	74,601	39,240	16,727

b) Quarterly Financial Information

($000s except per share amounts)	2003				2002			
Earnings Information	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Petroleum and natural gas sales	73,994	72,769	60,989	64,022	41,576	24,690	24,987	28,202
Net earnings (loss)	786	4,942	33,096	7,189	1,711	(3,736)	457	26
Earnings (loss) per unit								
Basic	0.01	0.06	0.57	0.15	0.04	(0.17)	0.02	–
Diluted	0.01	0.06	0.57	0.15	0.04	(0.17)	0.02	–

When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Results of Operations

Production

Year ended December 31	2003	2002	2001
Natural gas (mmcf/d)	67.9	43.4	40.7
Crude oil (bbl/d)	8,427	3,971	2,669
Natural gas liquids (bbl/d)	1,997	1,331	973
Barrels of oil equivalent	21,738	12,542	10,421

Natural gas sales averaged 67.9 mmcf/d in 2003, 56 percent higher than the 43.4 mmcf/d reported for the same period in 2002 (2001 – 40.7 mmcf/d). Crude oil and liquids production averaged 10,424 bbl/d, an increase of 97 percent from 5,302 bbl/d reported in the prior year (2001 – 3,642 bbl/d). The increase is directly attributable to the combination of Acclaim and Ketch on October 1, 2002, the Elk Point acquisition, which closed January 28, 2003, the West Central Alberta Property acquisition, which closed June 26, 2003 and the Natural Gas Property acquisition which closed August 14, 2003.



Average Daily Production
(boe/d)
30,000
25,000
20,000
15,000
10,000
5,000
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Natural Gas
Crude Oil
NGLs

For the three months ended December 31, 2003, natural gas sales averaged 80.1 mmcf/d, 82 percent higher than the 44.1 mmcf/d reported for the fourth quarter 2002. Crude oil and liquids production increased 51 percent to 11,665 bbl/d from 7,742 bbl/d reported for the same period a year earlier.

Commodity Prices

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and natural gas liquids production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions. As the price of oil in Canada is based on a US benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices (Annual Average)	2003	2002	2001
WTI crude oil (US$/bbl)	31.06	26.10	25.97
NYMEX natural gas (US$/mcf)	5.86	3.25	4.55
AECO natural gas ($/mcf)	6.67	4.08	6.30
Canadian/US Dollar Exchange Rate	0.7135	0.6368	0.6458

West Texas Intermediate at Cushing, Oklahoma (WTI) is the benchmark for North American crude oil prices. Canadian crude oil prices are determined by refiners' postings based primarily at Edmonton, Alberta. Canadian prices adjust WTI for the Canadian/US exchange rate, transportation and quality differentials. NYMEX natural gas prices are referenced from Henry Hub, Louisiana. Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average prices (net of hedging)	2003	2002	2001
Natural gas ($/mcf)	5.88	4.03	5.28
Crude oil ($/bbl)	34.00	32.14	33.69
NGL ($/bbl)	29.40	18.48	20.26

Our natural gas price after hedging averaged $5.88/mcf during 2003, an increase of 46 percent from $4.03/mcf reported for the equivalent period in 2002 (2001 – $5.28/mcf). Crude oil prices after hedging averaged $34.00/bbl as compared to $32.14/bbl a year earlier (2001 – $33.84/bbl). Expectations are for commodity prices to remain strong.

Revenue

Revenue Analysis ($000s)	2003	2002	2001
Natural gas	$ 149,387	$ 58,632	$ 72,677
Crude oil and natural gas liquids	130,054	59,941	39,816
Royalty income	1,968	336	387
Hedging gain (loss)	(9,635)	546	5,529
Petroleum and natural gas sales	$ 271,774	$ 119,455	$ 118,409

Oil and NGL sales increased 117 percent during the year from $59.9 million in 2002 to $130.0 million in 2003 (2001 – $39.8 million). The increase is attributable to increased commodity prices year over year and increased production volumes from the acquisitions made throughout 2003. Average daily production of oil and NGLs increased to 10,424 bbl/d from 5,302 bbl/d in 2002, the majority of which was a result of the impact of the acquisitions made.

Natural gas sales increased 155 percent year over year from $58.6 million to $149.4 million. Natural gas prices net of hedging in 2003 were 46 percent higher than those received in 2002, which increased revenue. Average daily production of natural gas increased 56 percent to 67.9 mmcf/d in 2003 from 43.4 mmcf/d in 2002 primarily as a result of the previously mentioned acquisitions.

For the three months ended December 31, 2003, petroleum and natural gas revenue totaled $74.0 million as compared to $41.6 million for the same period in 2002. Included was the full quarter impact of the Natural Gas Property acquisition which closed on August 14, 2003, and the effect of the Exodus acquisition from the date of closing, December 19, 2003.

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. For 2003, the Alberta Reference Price averaged $6.78/mcf.

As royalty rates are based on a sliding scale, total royalties will increase with increasing commodity prices. Royalties paid on oil under Alberta Crown leases vary depending on the rate of production, oil prices and any incentives which would reduce the percentage otherwise payable.

Royalties ($000s)	2003	2002	2001
Royalties, net of ARTC	$ 53,616	$ 26,693	$ 25,404
% of sales	19.1%	22.5%	22.6%
$/boe	$ 6.76	$ 5.83	$ 6.68

For 2003, royalties averaged $6.76/boe or approximately 19 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $35.47. This compares to $5.83/boe or 22 percent of average sales price reported for the same period in 2002 (2001 – $6.68/boe).

For the three months ended December 31, 2003, royalties totaled $12.6 million as compared to $10.0 million during the same period a year earlier due to higher product prices and production volumes (2001 – $5.1 million). During the fourth quarter royalties as a percentage of sales averaged approximately 17 percent. The reduced rate results from certain one-time adjustments for allowable costs.

Operating Costs

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities. Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Operating Costs ($000s)	2003	2002	2001
Operating costs	$ 50,179	$ 22,702	$ 17,601
$/boe	$ 6.32	$ 4.96	$ 4.63

Assets most suitable for the trust environment are generally more mature with predictable production profiles. Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves. Our acquisitions in 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $50.2 million compared to $22.7 million during the same period a year earlier (2001 – $17.6 million). On a unit-of-production basis, operating costs averaged $6.32/boe compared to $4.96/boe for the prior year (2001 – $4.63/boe). Operating costs associated with the original Acclaim properties, Elk Point assets, the West Central Alberta and Natural Gas assets acquired are higher than those of the Ketch properties, therefore resulting in an increase on a year-over-year basis.

Production expense variance analysis ($000s)		2003	% Change
Reported operating costs – 2002	$	22,702	–
Increase due to production volumes		16,648	61
Increase due to increased costs		10,829	39
Total increase		27,477	100
Reported operating costs – 2003	$	50,179	–

During the fourth quarter, operating costs totaled $16.1 million or $7.01/boe as compared to $7.5 million or $5.42/boe in 2002 (2001 – $4.59/boe). The increase reflects higher operating costs associated with the more mature assets acquired during the year, additional maintenance directed at the newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $6.75/boe reflecting the nature of the assets recently acquired and higher costs generally throughout the sector.

We continue to focus efforts on operational efficiencies that will optimize production and reduce operating costs on a unit-of-production basis.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For 2003, three factors influenced our netbacks: commodity prices, the Canadian dollar and operating costs.

Although our operating netback increased to $21.17/boe as compared to $15.30/boe in 2002 (2001 – $19.82/boe), they would have been approximately nine percent higher had the Canadian dollar not appreciated 15 percent during the year.


Operating Netbacks
($/boe)
40
35
30
25
20
15
10
5
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Royalties
Operating Costs
Operating Netbacks


Cash Netbacks
($/boe)
25
20
15
10
5
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Netbacks ($/boe)	2003	2002	2001
Sale price	$ 34.25	$ 26.09	$ 31.13
Less:			
Royalties	6.76	5.83	6.68
Operating costs	6.32	4.96	4.63
Operating netback	21.17	15.30	19.82
General and administrative	1.28	0.73	0.88
Interest on long-term debt	1.11	1.42	1.62
Stock compensation	0.06	–	–
Current and large corporation tax	0.30	0.21	0.18
Cash netback	$ 18.42	$ 12.94	$ 17.14

General and Administrative Expenses

General and Administrative Expenses ($000s)	2003	2002	2001
G&A expenses	$ 12,784	$ 5,609	$ 5,007
Overhead recoveries	(2,648)	(2,247)	(1,649)
Net G&A expenses	$ 10,136	$ 3,362	$ 3,358
$/boe	$ 1.28	$ 0.73	$ 0.88

General and administrative expenses net of overhead recoveries totaled $10.1 million in 2003, as compared to $3.4 million in 2002 (2001 – $3.4 million). On a unit-of-production basis, general and administrative expenses averaged $1.28/boe as compared to $0.73/boe for the same period in 2002 (2001 – $0.88/boe).

During 2003, we increased our head office staff from 48 at December 31, 2002 to 83 at December 31, 2003. Field staff increased from 22 at December 31, 2002 to 62 at December 31, 2003. This increase was necessary to properly manage our increasing property base. The cost increases are primarily related to these additional staffing levels including salary, benefits and rent.

For the three months ended December 31, 2003, general and administrative expenses increased slightly to $1.42/boe, as costs associated with increased staffing levels begin to align with volumes associated with recent acquisitions.

Interest Expense

Interest Expense ($000s)	2003	2002	2001
Interest expense	$ 8,841	$ 6,505	$ 6,187
Bank loans, December 31	$ 208,997	$ 73,355	$ 128,074
Debt to trailing cash flow	1.4	1.2	2.0

Interest expense, representing interest on bank debt increased to $8.8 million or $1.11/boe from $6.5 million or $1.42/boe a year earlier (2001 – $6.2 million or $2.74/boe). During 2003, average debt levels increased as acquisitions were made utilizing our bank facility to partially fund the transactions.

Interest rates continue to be favourable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during 2003 approximated 4.6 percent.

Depletion, Depreciation and Amortization

The current year provision for depletion and depreciation totaled $98.8 million as compared to $60.1 million in 2002 (2001 – $42.7 million). On a unit-of-production basis, depletion and depreciation costs averaged $12.45/boe as compared to $13.12/boe in 2002 (2001 – $11.24/boe). The increase in the 2003 provision is due to the four acquisitions, which increased property, plant and equipment by approximately $412 million.

For 2004, increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through acquisitions and the 2004 drilling program.

Goodwill

During 2003, goodwill increased by $36.8 million to $88.0 million from $51.2 million in 2002. The increase in goodwill resulted from the corporate acquisition of Elk Point and Exodus. Goodwill is determined by calculating the total consideration of the acquisition plus the future income tax liability, less the fair value of the identifiable acquired assets and liabilities. A future income tax liability arises when there is a difference between the value allocated to the acquired assets and their tax basis.

Accounting standards require goodwill to be assessed annually for impairment. If an impairment is found, it is charged to income in that period. We test impairment by calculating the expected undiscounted future cash flows from the acquired assets and ensuring that they are greater than the goodwill recorded. Expected future cash flows are estimated by calculating expected revenues less operating, general and administrative expenses, income taxes, and site restoration expenses. A write down of goodwill was not required at December 31, 2003.

Provision For Site Restoration

For 2003, the provision totaled $6.1 million as compared to $2.7 million in 2002 (2001 – $0.9 million). At December 31, 2003, $22.9 million is reflected as an accumulated provision in the financial statements. As set out under the section "Recent Accounting Developments", we will be adopting the CICA pronouncement with respect to Asset Retirement Obligations, effective January 1, 2004.

Income Taxes

Estimated Income Tax Pools ($000s)	December 31, 2003
Undepreciated capital costs	$ 109,310
Canadian oil and gas property expenses	211,950
Canadian exploration expenses	72,079
Canadian development expenses	63,538
Foreign exploration and development expenses	2,174
Non-capital losses	67,095
Financing charges	9,542
Other	19,770
Total estimated income tax pools	$ 555,458

Including the acquisitions of Elk Point, the West Central Alberta Property, and the Natural Gas Properties, Acclaim has accumulated tax pools of approximately $555 million. Acclaim estimates that all distributions in 2004, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

During 2003, Acclaim recorded a future income tax recovery of $22.8 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

Hedging

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 61 percent of its natural gas production to the spot markets, 25 percent to fixed contracts and 14 percent of its natural gas to aggregators.

During 2003, we recorded a hedging loss of $9.6 million as compared to a gain of $0.5 million in 2002 (2001 – $5.5 million gain). As set out under the section "Recent Accounting Pronouncements", we will be adopting effective January 1, 2004, the new CICA Accounting Guideline 13 with respect to Hedging Relationships.


Crude Oil Hedging 2004
(as of February 15, 2004)
50%
40%
30%
20%
10%
0%
$32
$28
$24
$20
$16
$12
Q1 04
Q2 04
Q3 04
Q4 04
Ceiling Price
Fixed Price
Floor Price
Collared
Fixed


Natural Gas Hedging 2004
(as of February 15, 2004)
50%
40%
30%
20%
10%
0%
$10
$9
$8
$7
$6
$5
$4
$3
$2
Q1 04
Q2 04
Q3 04
Q4 04
Ceiling Price
Fixed Price
Floor Price
Collared
Fixed

The following hedge commitments have been put in place for 2004 as noted below:

2004 Commodity Contracts	Q1	Q2	Q3	Q4
Natural Gas				
Fixed price (GJ/d)	5,000	–	–	–
Average price ($/GJ)	5.85	–	–	–
Collars (GJ/d)	30,000	31,000	31,000	17,000
Average floor price ($)	5.68	5.00	5.00	5.00
Average ceiling price ($)	9.31	6.62	6.62	7.64
Call options	3,000	3,000	3,000	3,000
Average call option price ($)	2.80	2.80	2.80	2.80
Crude Oil				
Fixed price (bbl/d)	1,833	1,333	1,000	1,000
Average price (US$)	30.19	28.06	28.00	28.00
Collars (bbl/d)	4,500	4,500	4,500	4,500
Average floor price (US$)	24.50	24.39	24.78	24.56
Average ceiling price (US$)	29.76	29.42	29.03	29.27

The following provides a summary of our current hedging contracts:

Future Commodity Contracts

Daily Quantity	Contract Price ($/gj)	Term
Natural Gas – Collars (AECO)		
5,000 GJ	CDN$5.00 – 10.00	November 1, 2003 – March 31, 2004
5,000 GJ	CDN$5.60 – 10.00	November 1, 2003 – March 31, 2004
5,000 GJ	CDN$6.00 – 12.02	November 1, 2003 – March 31, 2004
5,000 GJ	CDN$5.75 – 8.00	November 1, 2003 – March 31, 2004
5,000 GJ	CDN$5.75 – 7.85	January 1, 2004 – March 31, 2004
8,000 GJ	CDN$5.00 – 6.50	April 1, 2004 – October 31, 2004
10,000 GJ	CDN$5.00 – 7.00	April 1, 2004 – October 31, 2004
3,000 GJ	CDN$5.00 – 6.41	April 1, 2004 – October 31, 2004
5,000 GJ	CDN$5.00 – 7.80	November 1, 2004 – March 31, 2005
Natural Gas – Three Way Contracts (AECO)		
5,000 GJ	CDN$5.00 – 6.00 – 8.00	January 1, 2004 – March 31, 2004
5,000 GJ	CDN$3.75 – 5.00 – 7.00	April 1, 2004 – October 31, 2004
5,000 GJ	CDN$4.00 – 5.00 – 5.81	April 1, 2004 – October 31, 2004
5,000 GJ	CDN$4.00 – 5.00 – 8.50	November 1, 2004 – March 31, 2005
Natural Gas – Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.85	November 1, 2003 – March 31, 2004
Crude Oil – Collars (WTI)		
500 bbl	US$22.00 – 28.20	January 1, 2004 – June 30, 2004
500 bbl	US$24.00 – 29.15	January 1, 2004 – March 31, 2004
500 bbl	US$24.00 – 28.56	January 1, 2004 – March 31, 2004
1,000 bbl	US$24.00 – 28.57	April 1, 2004 – June 30, 2004
1,000 bbl	US$24.00 – 27.00	July 1, 2004 – September 30, 2004
1,000 bbl (Heavy Oil Differential)	US$6.00 – 12.00	July 1, 2003 – June 30, 2004
1,000 bbl	US$23.00 – 28.05	October 1, 2004 – December 31, 2004

Crude Oil – Three Way Collars (WTI)		
500 bbl	US$23.00 – 27.00 – 30.00	January 1, 2004 – March 31, 2004
500 bbl	US$25.00 – 28.00 – 32.50	January 1, 2004 – March 31, 2004
1,000 bbl	US$20.00 – 24.00 – 30.20	January 1, 2004 – June 30, 2004
500 bbl	US$21.00 – 24.50 – 30.15	January 1, 2004 – June 30, 2004
1,000 bbl	US$21.00 – 25.00 – 29.45	January 1, 2004 – December 31, 2004
1,000 bbl	US$21.25 – 24.50 – 29.95	July 1, 2004 – December 31, 2004
1,000 bbl	US$21.50 – 24.50 – 29.25	July 1, 2004 – December 31, 2004
1,000 bbl	US$20.00 – 24.00 – 30.00	January 1, 2005 – December 31, 2005
Crude Oil – Fixed (WTI)		
500 bbl	US$27.00	January 1, 2004 – March 31, 2004
1,000 bbl	US$30.53	January 1, 2004 – March 31, 2004
1,000 bbl	US$28.00	April 1, 2004 – December 31, 2004
500 bbl	US$31.03	January 1, 2004 – February 29, 2004
500 bbl	US$28.17	April 1, 2004 – May 31, 2004
1,000 bbl (Heavy Oil Differential)	US$8.35	January 1, 2004 – December 31, 2004
Alberta Power – Fixed (Alberta Power Pool)		
2 MWh	CDN$43.75	January 1, 2004 – December 31, 2005
1.5 MWh	CDN$56.00	January 1, 2004 – March 31, 2004

Currency Risk Management

The Canadian/US dollar exchange ratio is of significant importance to our Trust, since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs. Any strengthening in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production. To manage this risk, we have entered into currency agreements that have collared the exchange rates on US$3.0 million per month of future production revenue to December 31, 2004.

Amount	Price	Term
US$2,000,000	CDN$1.3072 – CDN$1.4085	January 1, 2004 – December 31, 2004
US$1,000,000	CDN$1.31 – CDN$1.4240	February 1, 2004 – December 31, 2004


WTI Oil Price
(Canadian Association of Petroleum Producers)
$32
$28
$24
$20
$16
$12
2.0
1.8
1.6
1.4
1.2
1.0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Foreign Exchange Rate CDN$
WTI US$/bbl


AECO Natural Gas Price
(Canadian Association of Petroleum Producers)
$8
$7
$6
$5
$4
$3
$2
$1
0
2.0
1.8
1.6
1.4
1.2
1.0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Foreign Exchange Rate CDN$
AECO CDN$/gj


Cash Flow from Operations
($000s)
40,000
30,000
20,000
10,000
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt. Currently we have not entered into any agreements to manage this risk.

Liquidity and Capital Resources

Cash Flow

Cash Flow ($000s)	2003	2002	2001
Cash flow from operations	$ 146,105	$ 59,259	$ 65,051
Net earnings (loss)	$ 46,013	$ (1,544)	$ 13,783
Unitholders' equity	$ 608,389	$ 371,759	$ 180,156

For the year ended December 31, 2003, cash flow from operations totaled $146.1 million or $2.40 per diluted unit, representing a 146 percent increase from the $59.3 million, or $2.30 per diluted unit during the same period in 2002 (2001 – $65.0 million or $4.18 per diluted unit). The increase is due to higher production levels associated with the acquisition of Elk Point, as well as the West Central Alberta and Natural Gas Property acquisitions which closed during the year. Our weighted average units outstanding totaled 60.7 million for the year ended December 31, 2003.

We had fourth quarter cash flow of $38.0 million or $0.52 per basic and diluted unit as compared to $21.2 million or $0.54 per basic and diluted unit during the same quarter in 2002 (2001 - $15.3 million or $0.93 per basic and diluted unit). The increase is attributable to an increase in commodity prices and increased production levels due to the acquisitions completed in 2003.

We continue to use our cash flow to make distributions to unitholders. Our policy is to distribute 75 to 85 percent of cash flow with the remainder retained to reduce bank indebtedness. Ultimately, the retained cash flow will be utilized to fund a portion of our capital expenditure program or permanently reduce bank indebtedness.

Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget. We will therefore assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2004, our revenues will be impacted by drilling success, property acquisitions and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar. We anticipate commodity prices will remain strong in 2004.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $300 million including a $285 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2003, $209.0 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At December 31, 2003, we had a working capital deficit of $5.0 million.

Our debt and equity structure as at December 31, 2003 was as follows:

		2003			2002	
($000s)		Amount	%		Amount	%
Bank debt, net of working capital	$	213,993	21.8	$	85,472	14.2
Future income taxes		159,312	16.2		143,339	23.8
Unitholders' equity		608,389	62.0		371,759	62.0
Total	$	981,694	100.0	$	600,570	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies. Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2003. We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

Capital

As at December 31, 2003, we had issued capital of 74.6 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued to finance the West Central Alberta Property acquisition, an additional 6.6 million units were issued to finance the Natural Gas Property acquisition, and an additional 1.3 million units were exchanged in the Exodus transaction.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

Components of our capital structure are as follows:

a) Trust Units	Number of Units (000s)	Amount
Balance, December 31, 2002	39,240	$ 317,734
Pursuant to equity offerings, net of costs	20,586	203,056
Pursuant to acquisition – Elk Point	10,517	95,970
On conversion of debentures	2,335	22,747
Pursuant to acquisition – Exodus	1,342	15,150
Pursuant to private placement, net of costs	307	2,399
Issued for employee savings plan	111	1,222
Distribution reinvestment plan	155	1,700
Exercise of unit options	8	70
Unit purchase plan receivable	–	(2,573)
Balance, December 31, 2003	74,601	$ 657,475

b) Exchangeable Shares	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$ 8,566

During the year, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 608,746 exchangeable immediately and 167,481 convertible as to one half on each October 1, 2004 and 2005.

c) Convertible Debentures	Number of Units Available on Conversion (000s)	Amount
Balance, December 31, 2002	4,530	$ 42,363
Issue costs	–	(290)
Converted to units during the period	(2,335)	(22,747)
Balance, December 31, 2003	2,195	$ 19,326

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit. The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. During 2003, $22.7 million of debentures were converted resulting in the issuance of 2.3 million units.

d) Unit Based Compensation Plan	Number of Options (000s)	Average Exercise Price
Balance, December 31, 2002	2,058	$ 9.85
Granted	1,619	10.57
Exercised	(8)	8.15
Repurchased and cancelled	(932)	10.21
Balance, December 31, 2003	2,737	$ 10.15

If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 77.6 million units would be outstanding.

Stock Based Compensation

Our Trust has a stock based compensation plan for all employees. Under this plan, options which can be settled in cash are accounted for as compensation expense with a corresponding liability recognized. The recognized expense for the year ended December 31, 2003 was $2.0 million.

Capital Expenditures

Petroleum and natural gas reserves are a non-renewable resource. As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities. In 2003, we focused on property and corporate acquisitions to build the base of our Trust, spending approximately $455 million.

Capital Expenditures ($000s)	2003	2002	2001
Land	$ 1,179	$ 5,059	$ 6,573
Geological and geophysical	2,655	4,606	4,060
Drilling	20,238	27,523	36,709
Production equipment and facilities	16,254	13,627	10,936
Net development expenditures	40,326	50,815	58,278
Property acquisitions	211,073	9,181	13,976
Elk Point acquisition	170,000	–	–
Exodus acquisition	37,912	–	–
Office equipment	1,335	–	–
Dispositions	(6,013)	(665)	(22,800)
Post acquisition	–	–	284,292
Acclaim reverse takeover	–	135,500	–
Total capital expenditures	$ 454,633	$ 194,831	$ 333,746


Capital Expenditures
($millions)
200
150
100
50
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

During 2003, expenditures for exploration and development activities totaled $40.3 million as compared to $50.8 million in 2002 (2001 – $58.3 million). A total of 50 gross (31.3 net) wells were drilled during the year, including 11 gross (6.1 net) wells in the fourth quarter, compared to 10 gross (5.5 net) wells during the same period in 2002.

For 2004, the Board of Directors has approved a capital budget of $40 million for exploration and development projects. These projects will be financed through a combination of cash flow and, if necessary, utilization of existing bank lines.

Cash Distributions

($000s, except where indicated)	2003	2002	2001
Cash flow from operations	146,105	59,259	65,051
Distributions	121,338	19,025	–
Distributions per unit ($)	1.95	0.4875	–
Payout ratio (%)	83	90	–

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies between 15 and 25 percent of total cash flow, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans. Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2003, we distributed $121.3 million which represented 83 percent of cash flow from operations.

For the three months ended December 31, 2003, the payout ratio increased to 94 percent as we generated $38.0 million of cash flow from operations and distributed $35.9 million.

For Canadian income tax purposes distributions made during 2003 are considered a return of capital as opposed to being included as income. This means that the distributions reduce the adjusted cost base of the units resulting in a tax deferral until the units are sold.


Cash Distribution History
($/unit)
0.20
0.15
0.10
0.05
0
J F M A M J J A S O N D J F M A M J J A S O N D
2002
2003

Our Trust has approximately $555 million of unutilized tax pools at December 31, 2003. Those tax pools, in addition to those generated from acquisition or our current year capital expenditure program will be available for deduction in 2004, in accordance with Canadian Income Tax regulations at varying rates of amortization. When these tax pools are insufficient to offset taxable income, the distributions become taxable.

Contractual Obligations

The Trust has the following long-term commitments for the years indicated:

($000s)	2004	2005	2006	2007
Capital leases	$ 328	$ 300	$ –	$ –
Office lease	1,864	1,864	1,864	1,864
	$ 2,192	$ 2,164	$ 1,864	$ 1,864

Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

2004 Cash Flow Forecast and Sensitivity Analysis

Earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Our analysis assesses the magnitude of sensitivity on our 2004 cash flow using the following base assumptions:

2004 Production	
Natural gas	75 mmcf/d
Crude oil/liquids	12,500 bbl/d
2004 Average Prices	
Natural gas	CDN$5.75/mcf
Crude oil/liquids (WTI)	US$31.50/bbl
Canada/US exchange rate	$0.765
2004 Cash Flow	$152 million
2004 Net Capital Expenditures	$40 million

The following analysis assesses the estimated before-tax impact on cash flow with variations in production, price, interest and exchange rates:

Sensitivity (millions of dollars)	Cash Flow	$/unit
Gas sales change of 10 mmcf/d	22.3	0.30
Gas price change of $0.10/mcf	2.7	0.04
Oil and natural gas liquids sales change of 100 bbl/d	1.4	0.02
Oil and natural gas liquids price change of $1.00/bbl (WTI)	2.5	0.07
Sensitivity to Canada/US exchange rate fluctuations of $0.01CDN	1.5	0.02
Average interest rate change of 1%	2.0	0.03

Income Taxes

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $1.95 per Trust unit in cash distributions to unitholders during the 2003 calendar year. For Canadian tax purposes, 100 percent of these distributions was a tax deferred return of capital and will reduce the ACB of the unitholders. During the calendar year of 2002, the Trust paid $1.73 per Trust unit in cash distributions, of which 100 percent was a tax deferred return of capital and reduced the ACB of the unitholders.

The table below represents the distributions of the Trust on a calendar year basis as required to be reported for tax purposes. Note that the distributions in both 2001 and 2002 are considered to be return of capital and not included in taxable income until the units are sold or the ACB is reduced to below zero.

Record Date	2003	2002	2001
December	$ 0.1625	$ 0.1250	
January	0.1625	0.1250	
February	0.1625	0.1250	
March	0.1625	0.1250	
April	0.1625	0.1250	
May	0.1625	0.1500	
June	0.1625	0.1500	
July	0.1625	0.1500	
August	0.1625	0.1500	
September	0.1625	0.1500	$ 0.2000
October	0.1625	0.1625	0.2000
November	0.1625	0.1625	0.1250
Total Distributions	$ 1.9500	$ 1.7000	$ 0.5250

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

Risk Management

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our Trust units is based on the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas. As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for our acquisition/expenditure program is through the issuance of equity. If we are not able to access the equity markets due to unfavourable market conditions for an extended period of time, this may adversely impact our growth rate. We minimize the financial market risk by maintaining a conservative financing structure.

Critical Accounting Estimates

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2003 were audited by independent petroleum engineers Gilbert Laustsen Jung Associates Ltd.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the total capitalized costs less accumulated depletion, depreciation and deferred income taxes are limited to an amount equal to the estimated future net revenue from proven reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproven properties less estimated future site restoration costs, general administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

Future Site Restoration and Abandonment Cost Estimate

Estimated future site restoration costs are provided for using the unit-of-production method based on estimated gross proven reserves. Costs are estimated by our engineers based on current regulations, costs, technology and industry standards. The annual charge is recorded as a provision for future site restoration and abandonment costs. Removal and site restoration expenditures are charged to the accumulated provision as incurred.

Recent Accounting Pronouncements

Hedging Relationships

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. We enter into numerous financial instruments to manage our commodity price risk that do not qualify as hedges under the new accounting guideline. We have elected to not apply hedge accounting to any of our financial instruments. Effective January 1, 2004, we will record the fair value of financial instruments as a liability of $11.2 million on the balance sheet. Future changes in fair value of the financial instruments will be recorded as a gain or loss in oil and gas sales in the income statement.

Asset Retirement Obligations

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. Prior periods will be restated in accordance with the new standard.

Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaces Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. There is no write down of our property, plant and equipment under either the old or the new method as of December 31, 2003.

Continuous Disclosure Obligations

Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form (AIF). The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument which will be implemented in 2004.

Other accounting standards issued by the CICA during the year ended December 31, 2003 are not expected to materially impact us.

Management's Report

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy it that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2003. The Auditors' Report to the unitholders is presented herein.

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

March 5, 2004

Auditors' Report

Years ended December 31, 2003 and 2002

To the unitholders of Acclaim Energy Trust We have audited the consolidated balance sheets of Acclaim Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta

March 5, 2004

Consolidated Financial Statements

Consolidated Balance Sheets

As at December 31

($000s)		2003		2002
Assets				
Current Assets				
Accounts receivable	$	60,720	$	36,701
Prepaid expenses		8,202		7,984
		68,922		44,685
Property, plant and equipment, net (Note 3)		918,767		562,548
Goodwill (Note 2)		87,954		51,178
Total assets	$	1,075,643	$	658,411
Liabilities and Unitholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	61,709	$	45,926
Distributions payable		11,881		6,376
Debenture payable		–		3,225
Hedging obligation and other liabilities (Note 5)		328		1,275
Bank debt (Note 4)		–		73,355
		73,918		130,157
Bank debt (Note 4)		208,997		–
Hedging obligation and other liabilities (Note 5)		2,161		4,418
Future income taxes (Note 11)		159,312		143,339
Future site restoration and abandonment		22,866		8,738
		467,254		286,652
Commitments and guarantees (Note 14)				
Unitholders' Equity				
Capital (Note 6)		657,475		317,734
Convertible preferred shares (Note 8)		–		8,566
Exchangeable shares (Note 8)		8,566		–
Convertible debentures (Note 7)		19,326		42,363
Accumulated earnings		63,385		22,121
Accumulated distributions (Note 10)		(140,363)		(19,025)
		608,389		371,759
Total liabilities and unitholders' equity	$	1,075,643	$	658,411

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee
Chairman of the Board

J. Paul Charron, CA
President and Chief Executive Officer

Consolidated Statements of Earnings (Loss) and Accumulated Earnings

Years ended December 31

($000s except per unit amounts)	2003	2002
Revenue		
Petroleum and natural gas sales	$ 271,774	$ 119,455
Royalty expense (net of Alberta Royalty Tax Credit)	(53,616)	(26,693)
	218,158	92,762
Expenses		
Operating	50,179	22,702
General and administrative	10,136	3,362
Interest	8,841	6,505
Stock compensation	2,075	–
Depletion, depreciation and amortization	98,800	60,065
Provision for site restoration	6,131	2,719
	176,162	95,353
Earnings (loss) before taxes	41,996	(2,591)
Provision for capital taxes	2,386	935
Recovery of future income taxes (Note 11)	(6,403)	(1,982)
Net earnings (loss)	46,013	(1,544)
Accumulated earnings, beginning of year	22,121	25,447
Interest on convertible debentures (Note 7)	(3,826)	(188)
Dividends on preferred shares	(923)	–
Repurchase of options for cancellation (Note 9)	–	(1,594)
Accumulated earnings, end of year	$ 63,385	$ 22,121
Net earnings (loss) per unit (Note 13)		
Basic	$ 0.68	$ (0.06)
Diluted	$ 0.67	$ (0.06)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31

($000s except per unit amounts)	2003	2002
Cash Flows Related to the Following Activities:		
Operating Activities		
Net earnings (loss)	$ 46,013	$ (1,544)
Adjustments for:		
Stock compensation (net of cash payments of $511,000)	1,564	–
Depletion, depreciation and amortization	98,800	60,066
Provision for future site restoration	6,131	2,719
Recovery of future income taxes	(6,403)	(1,982)
Cash flow from operations	146,105	59,259
Changes in non-cash operating working capital	(9,518)	(4,723)
Cash flow provided by operating activities	136,587	54,536
Financing Activities		
Proceeds from (repayment of) bank debt	71,363	(70,929)
Repayment of debentures	(3,225)	(824)
Proceeds from issuance of units and shares, net of issue costs	208,448	66,009
Proceeds from issuance of convertible debentures, net of issue costs	–	43,200
Repurchase of options for cancellation	–	(1,594)
Reduction of hedging obligation and other liabilities	(4,593)	(1,490)
Distributions to unitholders	(115,833)	(14,396)
Interest paid on convertible debentures	(3,826)	(188)
Dividends on preferred shares	(923)	–
Changes in non-cash financing working capital	(2,864)	–
Cash flow provided by financing activities	148,547	19,788
Cash flow provided by operating and financing activities	285,134	74,324
Investing Activities		
Acquisition of petroleum and natural gas properties	(211,073)	(9,181)
Disposition of petroleum and natural gas properties	6,013	665
Capital expenditures	(41,661)	(50,815)
Acquisition of subsidiaries (Note 2)	(35,037)	(11,942)
Site restoration and abandonment costs incurred	(1,301)	–
Changes in non-cash investing working capital	(2,075)	(3,051)
Cash used in investing activities	(285,134)	(74,324)
Cash beginning and end of year	$ –	$ –
The Trust paid the following cash amounts in 2003 and 2002:		
Interest paid	$ 7,761	$ 6,082
Capital taxes paid	$ 5,076	$ 935

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2003 and 2002 (tabular amounts in $000s except for unit amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust") using reverse takeover accounting as described in Note 2e. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Unit consolidation

Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Trust's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Trust estimates the future net revenues, using year-end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill

Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs

Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Trust's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture

A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan

The Trust has a unit-based compensation plan for employees and independent directors of the Trust. Under the terms of the plan, an option holder may exercise a right to sell their options to the Trust. Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. See Note 9 for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act (Act) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial instruments

The Trust periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker's Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings (loss) per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options are used to re-purchase common units at the prevailing market rate.

2. ACQUISITIONS

a) Exodus Energy Ltd.

On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. ("Exodus"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Net working capital deficiency	$	(3,825)
Petroleum and natural gas properties		37,912
Goodwill		10,275
Future income taxes		(6,117)
Bank debt		(4,050)
Future site restoration and abandonment		(4,452)
	$	29,743

Consideration was comprised of:		
Issuance of 1,341,905 units	$	15,150
Cash		14,398
Transaction costs		195
	$	29,743

b) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

c) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 for gross proceeds of $95.0 million.

d) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		26,501
Future income taxes		(16,259)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Future site restoration and abandonment		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 10,517,264 units	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

e) Acquisition of Acclaim Energy Trust

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 and was pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and accordingly, the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002.

The Acclaim net assets and liabilities deemed to be acquired were:

Property, plant and equipment	$	135,500
Goodwill		51,178
Working capital deficiency		(2,800)
Bank debt		(16,210)
Debenture payable		(4,049)
Lease obligations		(1,612)
Future income taxes		(12,170)
Future site restoration and abandonment		(3,122)
Convertible preferred shares		(8,566)
	$	138,149
Consideration was comprised of:		
Issuance of 12,906,985 units	$	126,207
Transaction costs		11,942
	$	138,149

As a condition precedent to the Ketch Arrangement, the Trust acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Trust, in exchange for 705,038 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced (see Note 6).

3. PROPERTY, PLANT AND EQUIPMENT

	2003	2002
Property, plant and equipment, at cost	$ 1,142,971	$ 688,338
Accumulated depletion and depreciation	224,204	125,790
	$ 918,767	$ 562,548

Costs relating to unproved properties of $45.7 million (2002 – $25.4 million) were excluded from costs subject to depletion and depreciation.

4. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $285 million revolving production loan and a $15 million revolving operating loan, of which $209.0 million was drawn at December 31, 2003 (2002 – $73.4 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet at December 31, 2003.

5. HEDGING OBLIGATION AND OTHER LIABILITIES

Hedging obligation and other liabilities is comprised of the following amounts:

	2003	2002
Hedging obligation	$ 1,343	$ 2,848
Deferred revenue	409	612
Other liabilities	737	2,233
	2,489	5,693
Less current portion	328	1,275
	$ 2,161	$ 4,418

Hedging obligation

Pursuant to the unwinding of certain hedging contracts in 2000, the Trust assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent.

Deferred Revenue

In November 1998, Ketch Energy sold natural gas call options for the six-year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The unrealized fair value loss on this contract as at December 31, 2003 was $5.6 million (December 31, 2002 – $8.7 million).

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense.

6. CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in Note 2e, shares, warrants and option amounts are those of Ketch Energy to September 30, 2002, with an adjustment on October 1, 2002 to account for reverse takeover accounting. In addition, Ketch Energy is deemed to have acquired the net assets of Acclaim, in exchange for units with a deemed value of $126.2 million.

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units.

	Number of Shares/Units (000s)		Amount
Balance, December 31, 2001	16,727	$	154,709
Issued for cash, net of costs	1,791		19,270
Exercise of stock options	659		6,006
Exercise of warrants	297		2,044
Transfer of net assets by way of return of capital (Note2e)	–		(31,707)
Adjustments relating to reverse takeover:			
Elimination of Ketch Energy shares	(19,474)		–
Issuance of units at exchange of 1.15	22,396		–
Acclaim units outstanding at acquisition	12,907		126,207
	35,303		276,529
Issued for cash, net of costs	3,820		40,110
Exercise of unit options	20		153
Issued for employee savings plan (Note 9)	12		105
Issue of units on conversion of debentures (Note 7)	85		837
Balance, December 31, 2002	39,240	$	317,734
Issued pursuant to acquisition – Elk Point	10,517		95,970
Issued pursuant to acquisition – Exodus	1,342		15,150
Issued pursuant to equity offerings, net of costs	20,586		203,056
Issued pursuant to private placement, net of costs	307		2,399
Issued on conversion of debentures (Note 7)	2,335		22,747
Issued for employee savings plan (Note 9)	111		1,222
Distribution reinvestment plan	155		1,700
Exercise of unit options	8		70
Unit purchase loan receivable	–		(2,573)
Balance, December 31, 2003	74,601	$	657,475

On October 1, 2002, the Trust issued 3.8 million units pursuant to a short form prospectus to raise gross proceeds of $40.1 million ($37.6 million net of issue costs) to finance the reverse takeover of Acclaim by Ketch Energy (Note 2e).

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point (Note 2d).

In conjunction with the acquisition of the West Central Alberta properties (Note 2c), the Trust issued 9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs). The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 2b), the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs). The equity financing closed July 22, 2003.

On October 27, 2003, the Trust issued 4.3 million Trust units for $11.00 per unit for gross proceeds of $46.8 million ($44.5 million net of issue costs).

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus (Note 2a).

Distribution reinvestment plan

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust. During 2003, 155,000 units were issued with $1.7 million being credited to capital.

Unit purchase loan receivable

The unit purchase loan receivable is outstanding from employees and directors of the Trust. The loan is secured by the units purchased and is being repaid by the distributions on those units. The units purchased had a market value of $3.0 million at December 31, 2003.

7. CONVERTIBLE DEBENTURES

On December 17, 2002, the Trust issued 45,000, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures bear interest at an annual rate of 11 percent payable semi-annually on June 30 and December 31 of each year commencing June 30, 2003.

The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007 and in each case, holders will receive accrued and unpaid interest.

The debentures are convertible into units at the option of holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit. Holders converting their debentures will receive accrued and unpaid interest on conversion.

Additionally, the Trust may elect, from time to time, to satisfy its obligation to pay interest on the debentures, on the date it is payable, by delivering sufficient units to the debenture trustee. The debenture trustee will commence the sale of such units in order that the holders will receive cash to satisfy the interest obligation in full.

As the debentures are redeemable by the Trust after January 1, 2006 with units and the interest payments may be satisfied with the issuance of units at any time, the debentures have been classified as equity, rather than debt and interest payments are included in accumulated earnings, rather than interest expense.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Issued December 17, 2002	4,615	$	45,000
Issue costs	–		(1,800)
Converted to units during the year	(85)		(837)
Balance, December 31, 2002	4,530	$	42,363
Issue costs	–		(290)
Converted to units during the year	(2,335)		(22,747)
Balance, December 31, 2003	2,195	$	19,326

The fair value of the convertible debentures at December 31, 2003, based on quoted market value was $26.1 million (December 31, 2002 – $44.9 million).

8. EXCHANGEABLE SHARES

	Number of Units (000s)		Amount
December 31, 2003	776	$	8,566

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 608,746 exchangeable immediately and 167,481 convertible as to one-half on each October 1, 2004 and 2005.

9. UNIT-BASED COMPENSATION PLAN

The Trust has a unit-based compensation plan (the "Plan") under which 4.6 million units of the Trust are reserved for issuance to employees, officers and directors. Options issued in excess of the approved number under the Plan are subject to unitholder approval. Options under the Plan vest to the option holders between the time the option is granted and within three years after the option is granted. The maximum term of options granted under the Plan is five years.

All of the unit options granted have a fixed exercise price determined at the time of grant as either the lower of the market price on the date of the grant or the weighted average trading price of the units for the five consecutive immediately preceding trading days prior to the date of the grant. Under the terms of the Plan, an option holder may, with the consent of the Trust, exercise a right to sell their options to the Trust.

The following table summarizes the activity for the options issued pursuant to the Plan:

	2003	
	Number of Options (000s)	Weighted Average Exercise Price
Outstanding, December 31, 2002	2,058	$ 9.85
Granted	1,619	$ 10.57
Exercised	(8)	$ 8.15
Repurchased and cancelled	(932)	$ 10.21
Outstanding, December 31, 2003	2,737	$ 10.15
Options exercisable, end of year	203	$ 9.85

	2002	
	Number of Options (000s)	Weighted Average Exercise Price
Outstanding January 1, 2002	1,347	$ 8.20
Granted	381	$ 11.88
Exercised	(659)	$ 9.10
Cancelled	(1,069)	$ 8.93
Outstanding October 1, 2002	–	–
Acclaim options outstanding at date of acquisition on October 1, 2002	30	$ 7.80
Granted	2,048	$ 9.85
Exercised	(20)	$ 7.63
Outstanding, December 31, 2002	2,058	$ 9.85
Options exercisable, end of year	10	$ 8.15

Unit distribution incentive bonus plan

In 2002, the Trust adopted a unit distribution incentive bonus plan (the "Bonus Plan") pursuant to which Bonus Plan rights may be granted to directors, officers, employees or consultants of the Trust. Under the Bonus Plan, distributions in excess of eight percent of the net property, plant and equipment would result in the granting of Bonus Plan rights. The amount of Bonus Plan rights may not exceed the amount of options granted to an individual under the unit-based compensation plan. Bonus Plan rights must be exercised contemporaneously with options exercised under the unit-based compensation plan. Compensation expense in 2003 included $0.4 million related to Bonus Plan rights granted. No such Bonus Plan rights were granted in 2002.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to five percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2003, 111,303 (2002 – 11,128) units were issued from Treasury under the Employee Unit Savings Plan with $1.2 million (2002 – $104,887) being credited to capital (Note 6). The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

Repurchase of options for cancellation and acceleration of vesting due to Ketch Arrangement

In 2002, Ketch Energy agreed to repurchase 313,444 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.6 million during 2002 to the employees, net of their option cost and such amount was charged to accumulated earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 60,000 options considered to be out of the money, these options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement (Note 2e).

The following table summarizes information about the unit options outstanding under the Plan at December 31, 2003 and 2002.

2003					
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$7.63 – $9.85	1,650,068	3.82 years	$ 9.85	203,401	$ 9.85
$9.90 – $10.13	411,400	4.47 years	$ 10.07	–	–
$10.15 – $11.08	286,400	4.27 years	$ 10.45	–	–
$11.15 – $11.58	389,100	4.72 years	$ 11.30	–	–

2002					
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$7.50 – $8.75	8,000	3.2 years	$ 7.63	8,000	$ 7.63
$8.78 – $10.00	2,050,400	4.8 years	$ 9.85	2,400	$ 9.85

Acclaim recorded a stock compensation expense, based on the year-end unit price, totaling $2.1 million related to the employee incentive stock option plan. Compensation expense includes $0.5 million to employees that exercised their "put right" cash payments under the option plan. The repurchased options were cancelled.

10. ACCUMULATED DISTRIBUTIONS

In accordance with reverse takeover accounting, only distributions paid to unitholders after October 1, 2002 have been reported in the financial statements. The table below shows the distributions to unitholders after the combination:

Distributions on issued units	$/unit	Amount
Three months ended December 31, 2002	$ 0.488	$ 19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
	1.950	121,338
Accumulated distributions	$ 2.437	$ 140,363

11. INCOME TAXES

The Trust

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income that is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

During 2003, the Trust had nil taxable income (2002 – nil) and all distributions were considered a return of capital to the unitholders. During the year, $5.4 million (2002 – $4.3 million) of tax pools were utilized, with the following tax pools remaining:

	2003	2002
Canadian oil and gas property expenses	$ 45,332	$ 17,876
Tax loss carry forward	10,734	1,739
Share issue costs	1,080	1,440
	$ 57,146	$ 21,055

Corporate Subsidiaries

During 2003, Acclaim recorded a future income tax recovery of $22.8 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2003 and 2002 relating to the following:

	2003	2002
Temporary differences related to assets and liabilities	$ 166,966	$ 164,196
Finance expense charged to unitholders' equity	(3,041)	(3,786)
Tax loss carry forward	(4,613)	(17,071)
	$ 159,312	$ 143,339

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2003	2002
Net earnings (loss) before taxes	$ 41,996	$ (2,591)
Statutory income tax rate	41.08%	42.34%
Expected income tax expense	$ 17,252	$ (1,097)
Add (deduct) the tax effect of:		
Non-deductible crown charges	11,553	8,333
Resource allowance	(12,221)	(5,686)
Effect of change in tax rates	(22,841)	(3,320)
Alberta Royalty Tax Credit	(146)	(212)
Future income tax recovery	(6,403)	(1,982)
Capital tax expense	2,386	935
Total tax recovery	$ (4,017)	$ (1,047)

12. HEDGING AND FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada/US dollar exchange rate. The Trust manages this risk by entering into various on and off balance sheet derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risk as a result of its floating rate bank debt.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2003 decreased by $9.6 million (2002 - $0.5 million increase).

The Trust has entered into various financial contracts and fixed price physical contracts for 2003 and future years.

Future Commodity Contracts

Daily Quantity	Contract Price ($/GJ)	Term
Natural Gas - Collars (AECO)		
5,000 GJ	CDN$5.00 - 10.00	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$5.60 - 10.00	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$6.00 - 12.02	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$5.75 - 8.00	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$5.75 - 7.85	January 1, 2004 - March 31, 2004
8,000 GJ	CDN$5.00 - 6.50	April 1, 2004 - October 31, 2004
10,000 GJ	CDN$5.00 - 7.00	April 1, 2004 - October 31, 2004
3,000 GJ	CDN$5.00 - 6.41	April 1, 2004 - October 31, 2004
5,000 GJ	CDN$5.00 - 7.80	November 1, 2004 - March 31, 2005
Natural Gas - Three Way Contracts (AECO)		
5,000 GJ	CDN$5.00 - 6.00 - 8.00	January 1, 2004 - March 31, 2004
5,000 GJ	CDN$3.75 - 5.00 - 7.00	April 1, 2004 - October 31, 2004
5,000 GJ	CDN$4.00 - 5.00 - 5.81	April 1, 2004 - October 31, 2004
5,000 GJ	CDN$4.00 - 5.00 - 8.50	November 1, 2004 - March 31, 2005
Natural Gas - Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.85	November 1, 2003 - March 31, 2004
Crude Oil - Collars (WTI)		
500 bbl	US$ 22.00 - 28.20	January 1, 2004 - June 30, 2004
500 bbl	US$ 24.00 - 29.15	January 1, 2004 - March 31, 2004
500 bbl	US$ 24.00 - 28.56	January 1, 2004 - March 31, 2004
1,000 bbl	US$ 24.00 - 28.57	April 1, 2004 - June 30, 2004
1,000 bbl	US$ 24.00 - 27.00	July 1, 2004 - September 30, 2004
1,000 bbl (Heavy Oil Differential)	US$6.00 - 12.00	July 1, 2003 - June 30, 2004
1,000 bbl	US$ 23.00 - 28.05	October 1, 2004 - December 31, 2004

Crude Oil – Three Way Collars (WTI)		
500 bbl	US$23.00 – 27.00 – 30.00	January 1, 2004 – March 31, 2004
500 bbl	US$25.00 – 28.00 – 32.50	January 1, 2004 – March 31, 2004
1,000 bbl	US$20.00 – 24.00 – 30.20	January 1, 2004 – June 30, 2004
500 bbl	US$21.00 – 24.50 – 30.15	January 1, 2004 – June 30, 2004
1,000 bbl	US$21.00 – 25.00 – 29.45	January 1, 2004 – December 31, 2004
1,000 bbl	US$21.25 – 24.50 – 29.95	July 1, 2004 – December 31, 2004
1,000 bbl	US$21.50 – 24.50 – 29.25	July 1, 2004 – December 31, 2004
1,000 bbl	US$20.00 – 24.00 – 30.00	January 1, 2005 – December 31, 2005
Crude Oil – Fixed (WTI)		
500 bbl	US$27.00	January 1, 2004 – March 31, 2004
1,000 bbl	US$30.53	January 1, 2004 – March 31, 2004
1,000 bbl	US$28.00	April 1, 2004 – December 31, 2004
500 bbl	US$31.03	January 1, 2004 – February 29, 2004
500 bbl	US$28.17	April 1, 2004 – May 31, 2004
1,000 bbl (Heavy Oil Differential)	US$8.35	January 1, 2004 – December 31, 2004
Alberta Power – Fixed (Alberta Power Pool)		
2.0 MWh	CDN$43.75	January 1, 2004 – December 31, 2005
1.5 MWh	CDN$56.00	January 1, 2004 – March 31, 2004

The fair value of the outstanding future commodity contracts as of December 31, 2003, reflects unrealized losses of $5.6 million (December 31, 2002 – $2.1 million). Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Trust had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452. The unrealized fair value loss on the outstanding contracts at December 31, 2002 was $835,016.

13. NET EARNINGS (LOSS) PER UNIT

Net earnings (loss) per unit has been calculated based on the following:

	2003	2002
Weighted average units outstanding	59,920	25,169
Units issuable on conversion of exchangeable shares	776	–
Basic weighted average units and exchangeable shares outstanding	60,696	25,169
Dilutive impact of options	202	–
Diluted weighted average units outstanding	60,898	25,169

Net earnings (loss) in the net earnings (loss) per unit calculation has been reduced by interest on convertible debentures of $3.8 million in 2003 (2002 – $0.2 million) and dividends on preferred shares of $0.9 million in 2003 (2002 – nil). Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

14. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

Corporate Information

Officers and Senior Management

J. Paul Charron, CA
President and Chief Executive Officer

Brent D. Defosse, PEng
Vice President, Production and Chief Operating Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, PEng
Vice President, Business Development

Wesley R. Morningstar
Vice President, Exploration and Development

Mark P. Fitzgerald, PEng
Vice President, Engineering

Directors

Jack C. Lee
Chairman
Calgary, Alberta

Robert G. Brawn, PEng
Chairman, Emeritus and Director
Calgary, Alberta

J. Paul Charron, CA
President, Chief Executive Officer and Director
Calgary, Alberta

Noel A. Cleland, PEng
Vancouver, British Columbia

Peter W. Comber, CA
Toronto, Ontario

Grant B. Fagerheim
Calgary, Alberta

Frank W. King OC, LID, PEng
Calgary, Alberta

R. Gregory Rich, PEng
Houston, Texas

R. Carl Smith
Calgary, Alberta

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Bankers

The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

Petroleum Consultants

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Legal Counsel

Burnet Duckworth & Palmer LLP
Calgary, Alberta

Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange/Trust Units: AE.UN
Debentures: AE.DB

Investor Relations

Kerklan (Kerk) Hilton
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

Head Office

1900, 255-5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone: (403) 539-6300
Facsimile: (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com

Designed and Produced by Result Inc.
Printed in Canada

2003 Unit Price Performance - Total Return



AE.UN
150
140
130
120
110
100
90
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
TSX Energy Trust Index
Acclaim Energy Trust
TSX Income Trust Index
S&P TSX Composite
TSX Oil & Gas Trust Index

Units Outstanding

Basic	75 million
Diluted (assuming debenture conversion)	79 million
2003 Average daily trading volume	300,000

Capitalization, December 31, 2003

Trust units	$900 million
11% convertible debentures at par	$19 million
Bank debt	$209 million
Total Enterprise Value	$1,128 million


ACCLAIM

Acclaim Energy Trust

1900, 255 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3G6

Telephone (403) 539-6300 Toll Free 1-877-539-6300 Facsimile (403) 539-6499

Email: info@acclaimtrust.com

Website: www.acclaimtrust.com

ACCLAIM
Energy Trust

ANNUAL INFORMATION FORM

For the year ended December 31, 2003

April 19, 2004

G:\056164\0002\AIF 2003 03.doc

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form, and in certain documents incorporated by reference into this annual information form, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and Acclaim Energy believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form or as of the date specified in the documents incorporated by reference into this annual information form, as the case may be.

In particular, this annual information form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of commodity prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual information form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor Acclaim Energy undertakes any obligation to publicly update or revise any forward-looking statements.

NOTES TO READER

Ketch Energy Arrangement

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy. As the former shareholders of Ketch Energy held a majority of the Units of the Trust after the business combination, the Ketch Energy Arrangement has been accounted for using the reverse take-over form of the purchase method of accounting for business combinations.

Accordingly, unless otherwise noted, all historical financial, operational and oil and natural gas reserve information contained in this annual information form, together with the management's discussion and analysis of financial condition and results of operations incorporated by reference in this annual information form, include the results of Ketch Energy for the full year 2002 and those of the Trust from the date of the Ketch Energy Arrangement on October 1, 2002. Similarily, unless otherwise noted, comparative figures from and references to prior years are those of Ketch Energy.

Consolidation

Effective May 31, 2003, the issued and outstanding Units were consolidated on a 1 for 2.5 basis. All Unit information in this Annual Information Form is presented on a post-consolidation basis.

ACCLAIM ENERGY TRUST

General

The Trust is an open-end unincorporated trust established under the laws of the Province of Alberta pursuant to the Trust Indenture. On April 20, 2001, in connection with the Danoil Merger, the name of the Trust was changed to "Acclaim Energy Trust" from "Western Facilities Fund". The principal office of the Trust is located at 1900, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The Trust owns all of the outstanding Acclaim Common Shares and Acclaim Notes. Acclaim Energy is the corporation resulting from the amalgamation on April 20, 2001 of Danoil and Nevis, the amalgamation on January 1, 2002 of Acclaim Energy, Carrack Energy Inc. and Vintage Resource Corp. and the amalgamation on January 1, 2003 of Acclaim Energy and Ketch Energy. Acclaim Energy's head and principal office is located at 1900, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The Trust was originally established in January 1997 as a limited-purpose trust to acquire and hold the common shares and promissory notes of Nevis. The Trust's initial business, through Nevis, was the gathering, processing and transportation of oil and gas products through its ownership of certain natural gas processing and transportation facilities located east of Red Deer, Alberta and subsequently a crude oil transportation pipeline located in northeastern British Columbia. Nevis operated these facilities and the pipelines until the completion of their sale in August 2000.

As a result of the Danoil Merger effective April 20, 2001, the completion of the Ketch Energy Arrangement effective October 1, 2002 and the completion of the Elk Point Arrangement effective January 28, 2003, Acclaim Energy now carries on the oil and gas business previously carried on by Danoil, Ketch Energy and Elk Point and the Trust participates in the cash flow from such business through its direct and indirect ownership of the Acclaim Notes, the NPI and the common shares of the Operating Entities. Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan.

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust:


Unitholders (1)
Cash Distributions (3)
Units (100%)
Acclaim Energy Trust
Cash Flow (2)
Acclaim Common Shares (100%)
Acclaim Notes (100%)
Acclaim Energy Inc. (4)(5)

Notes:

(1) Unitholders own 100% of the equity of the Trust.
(2) Cash flow represents payments made by Acclaim Energy to the Trust in respect of principal and interest payments on the Acclaim Notes, the NPI and dividends on the Acclaim Common Shares.
(3) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.
(4) Acclaim Energy also has 675,039 Acclaim Exchangeable Shares outstanding.
(5) Acclaim Energy owns and operates its assets both directly and through various wholly owned corporations and other entities.

Summary Description of Business

Acclaim Energy Trust

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly owned subsidiary, Acclaim Energy and its subsidiaries, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are the Acclaim Common Shares, the NPI and the Acclaim Notes.

Through the Trust, Unitholders participate in distributions from Acclaim Energy to the extent authorized by the Board of Directors of Acclaim Energy. The Trust makes cash distributions to Unitholders of the interest income earned from and repayments of principal on the Acclaim Notes, dividends (if any) received on the Acclaim Common Shares and payments received pursuant to the NPI. Acclaim Energy endeavors to retain approximately 15% to 25% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the Board of Directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. See "Additional Information Respecting Acclaim Energy Trust".

Acclaim Energy Inc.

Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, exploitation, development, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan. See "Business and Properties of Acclaim Energy Inc.", "Statement of Reserves Data and Other Oil and Gas Information" and "Additional Information Respecting Acclaim Energy Inc.".

BUSINESS AND PROPERTIES OF ACCLAIM ENERGY INC.

Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, exploitation, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan.

General Development of the Business

Over the past five years, Acclaim Energy evolved from a company that purchased oil and gas assets, optimized and developed those assets and subsequently sold the assets, to a full-cycle exploration and production company and, effective April 20, 2001, to the operating entity of an energy income trust. Acclaim Energy now focuses its efforts primarily on acquisition opportunities, especially those that offer a stable production base with the potential of upside through development drilling and production optimization. As a consolidated oil and gas trust, Acclaim Energy has grown considerably through acquisitions.

Acclaim Energy maintains a high working interest in its core areas, and operates 80% of its production. This enables it to maintain maximum operational flexibility and to control the nature and timing of its expenditures. Production rates as at December 31, 2003 were approximately 26,500 boe/d, comprised of 48% crude oil and natural gas liquids with the balance being natural gas (11,200 bbls/d of light and medium crude oil, 1,500 bbls/d of heavy crude oil and 82.8 mmcfd of natural gas).

During 2003, Acclaim spent approximately $454 million on capital expenditures, including two corporate acquisitions, two property acquisitions and on development expenditures. The year prior, Acclaim incurred approximately $194 million in capital expenditures, which included Ketch Energy transaction and the separate development programs of Acclaim and Ketch.

Significant Transactions and Recent Developments

Danoil Merger

On April 20, 2001, Danoil, Nevis and the Trust combined their respective businesses (the "**Danoil Merger**") pursuant to a plan of arrangement and certain related transactions as a result of which, among other things: the Trust changed its name to "Acclaim Energy Trust"; Danoil and Nevis amalgamated to form Acclaim Energy, which became a wholly-owned subsidiary of the Trust; holders of Units on the effective date of the Danoil Merger received a distribution of $23.5 million principal amount of subordinated debentures of Acclaim Energy (subsequently repaid in full); and shareholders of Danoil received Units in exchange for their Danoil common shares.

Ketch Energy Arrangement

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy in exchange for approximately 22.4 million Units. Ketch Energy was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin. As part of the Ketch Energy Arrangement, the ExploreCo Assets were sold to Ketch Resources Ltd. and the common shares of Ketch Resources Ltd. were distributed to the former holders of Ketch Energy common shares. At the time of completion, the Ketch Energy Arrangement added production of approximately 9,700 boe/d, 36,634 mboe of Established Reserves and approximately 247,000 net acres of undeveloped lands to the Trust.

The completion of the Ketch Energy Arrangement also resulted in the transition to the current management team led by Mr. J. Paul Charron, President and Chief Executive Officer, the former Vice President and Chief Financial Officer of Ketch Energy, and also includes Brent D. Defosse, Vice President, Production and Chief Operating Officer, Richard J. Tiede, Vice President, Business Development, David J. Broshko, Vice President, Finance and Chief Financial Officer and Stephanie A. Bunch, Controller. The Board of Directors of Acclaim Energy was also reconstituted in connection with the completion of the Ketch Energy Arrangement to include Robert G. Brawn, Jack C. Lee, J. Paul Charron, Grant B. Fagerheim, Noel A. Cleland, Frank W. King and R. Carl Smith. Subsequently, W. Peter Comber and R. Gregory Rich joined the Board of Directors.

As a condition of the Ketch Energy Arrangement, Acclaim Energy acquired all of the issued and outstanding shares of Acclaim Energy Management Inc., the former manager of Acclaim Energy, in exchange for the issuance of 705,083 Acclaim Preferred Shares (subsequently exchanged for an equivalent number of Acclaim Exchangeable Shares) with the result that the management agreement with Acclaim Energy Management Inc. was terminated. See "Additional Information Respecting Acclaim Energy Inc. – Share Capital of Acclaim Energy" for a description of the Acclaim Exchangeable Shares.

Elk Point Arrangement

On January 28, 2003, the Trust completed the Elk Point Arrangement pursuant to which it acquired all of the issued and outstanding common shares of Elk Point in exchange for approximately 10.52 million Units and $10.9 million in cash. The Trust also assumed Elk Point's net total debt in the approximate amount of $56 million. Elk Point was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin and in the Powder River Basin of the United States. As part of the Elk Point Arrangement, the Burmis Assets were sold to Burmis Energy Inc. and the common shares of Burmis Energy Inc. were distributed to the former holders of Elk Point common shares. The Burmis Assets were comprised of oil and gas properties in the Powder River Basin of Wyoming and the San Joaquin Basin of California and certain minor Alberta properties. Completion of the Elk Point Arrangement added producing oil and gas properties located principally in the west central and Peace River Arch areas of Alberta producing approximately 6,200 boe/d and 135,000 net acres of undeveloped lands. At the time of the transaction, the Established Reserves associated with these properties were estimated to be approximately 18,500 mboe.

Gilby/Willesden Green Acquisition

On June 26, 2003, Acclaim Energy completed the acquisition of the Gilby/Willesden Green Properties from an arm's length vendor for a cash purchase price of approximately $135 million. The effective date of the Gilby/Willesden Green Acquisition was April 1, 2003.

The Gilby/Willesden Green Properties include unit and non-unit interests in the Willesden Green and Gilby areas of west central Alberta. The properties are highly concentrated, 90% operated and adjacent to Acclaim Energy's existing properties in its western region. The Gilby/Willesden Green Acquisition also includes working interests in the Willesden Green and Gilby West natural gas plants and 100% ownership and operatorship of several oil batteries in the area.

Production from the Gilby/Willesden Green Properties at the time of acquisition was approximately 3,550 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbls/d of light crude oil and NGLs. The Established Reserves attributable to the Gilby/Willesden Green Properties as at April 1, 2003 were estimated to be approximately 8,422 mbbls of crude oil, 31,728 mmcf of natural gas and 785 mbbls of NGLs, for a total of 14,495 mboe, before deduction of royalties.

Natural Gas Properties (NG) Acquisition

On August 14, 2003, Acclaim Energy completed the acquisition of the NG Properties for a cash purchase price of approximately $68.4 million. The effective date of the NG Acquisition was July 1, 2003.

Production from the NG Properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbls/d of light crude oil and NGLs. Approximately 80% of the production associated with the NG Properties is located in Acclaim Energy's core operating areas. At July 31, 2003, the Established Reserves attributable to the NG Properties were estimated to be approximately 2,507 mbbls of crude oil, 35,665 mmcf of natural gas and 671 mbbls of NGLs, for a total of 9,122 mboe before deduction of royalties.

Exodus Acquisition

On December 19, 2003, Acclaim Energy completed the acquisition (the "**Exodus Acquisition**") of all of the issued and outstanding shares in the capital of Exodus Energy Ltd. ("**Exodus**"), a private oil and natural gas company, for an aggregate purchase price of approximately $37.6 million including assumed net debt of approximately $7.9 million. The Trust issued approximately 1,341,905 Units and paid $14.4 million in cash to satisfy the purchase price for the Exodus shares.

At the time of acquisition, Exodus's production was approximately 2,000 boe/d and 90% operated. Approximately 85% of the production was heavy oil and approximately 15% was comprised of natural gas and light crude oil. Exodus's significant properties included Greater Furness, located between Acclaim's existing western Saskatchewan heavy oil properties of Tangleflags and Baldwinton and properties at Joarcam, Beaverhill Lake and Killam in eastern Alberta. Acclaim has identified a number of infill drilling opportunities on the acquired properties. Exodus's Established Reserves at the time of acquisition were estimated to be approximately 5.1 million boe, comprised of 4.2 million bbls of heavy oil, 470,000 bbls of light crude oil and NGLs and 2.9 bcf of natural gas.

Public Financings

On February 21, 2002, the Trust completed a public offering of 1.75 million Units at $8.625 per Unit to raise gross proceeds of $15.1 million.

On September 12, 2002, the Trust completed a public offering of 3.82 million subscription receipts at $10.50 per subscription receipt to raise gross proceeds of $40.1 million. A total of 3.82 million Units were issued on October 1, 2002 pursuant to the subscription receipts upon the closing of the Ketch Energy Arrangement.

On December 17, 2002, the Trust completed a public offering of $45 million principal amount of Convertible Debentures. See "Additional Information Respecting Acclaim Energy Trust – Convertible Debentures of the Trust".

On May 23, 2003, the Trust completed a public offering of 9,740,500 Units at a price of $9.75 for gross proceeds of $94,969,875.

On July 22, 2003, the Trust completed a public offering of 6,590,000 Units at a price of $10.95 per Unit for gross proceeds of $72,160,500.

On October 27, 2003, the Trust completed a public offering of 4,255,000 Units at a price of $11.00 per Unit for gross proceeds of $46,805,000.

On April 19, 2004, the Trust completed a public offering of 5,175,000 Units at $12.00 per Unit for gross proceeds of $62,100,000.

Consolidation of Units

The issued and outstanding Units were consolidated on a one for 2.5 basis on May 31, 2003 and began trading on a post-Consolidation basis on the TSX on June 5, 2003. All Unit and per Unit figures in this Annual Information Form have been adjusted to give effect to the Consolidation.

Oil and Gas Properties

The following is a description of Acclaim Energy's principal oil and natural gas properties as at December 31, 2003. Unless otherwise specified, production estimates, gross and net acres and well count information are as at December 31, 2003. Reserve amounts are stated, after deduction of royalties as at December 31, 2003, based on escalating cost and price assumptions as evaluated in the GLJ Report. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effects of aggregation.

Acclaim Energy's operations are entirely land-based and are exclusively focused in western Canada, concentrated in five geographic operating districts. Acclaim Energy operates 80% of its production and has accumulated a large opportunity profile for continued growth through its detailed technical analysis and operational expertise.

Central District

Morinville and Golden Spike

The Morinville and Golden Spike properties, located near Edmonton, are Acclaim Energy's key properties in the Central District and were acquired pursuant to the Ketch Energy Arrangement. The region is rich in exploitation and development prospects for both oil and natural gas. The area produces from numerous formations, including natural gas and liquids from the Lower Mannville Ellerslie sandstone reservoirs and oil from Devonian aged Wabamun and Leduc formations. Acclaim Energy owns and operates gathering and processing facilities in Morinville, thereby limiting third party costs and generating custom processing revenues. Acclaim Energy's average working interest in the area is approximately 85% and Acclaim Energy operates 100% of its production. Acclaim Energy operates two gas facilities and one sour oil battery in Morinville and additional gas is processed through the ATCO Midstream-operated Carbondale and Golden Spike gas processing facilities. At year-end, net production from this area was 1,575 bbls/d of crude oil and liquids and 15,800 mcf/d of natural gas for total production of 4,200 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 8,852 mboe, consisting of 1,450 mbbl of crude oil, 2,201 mbbl of NGL's and 31,204 mmcf of natural gas.

Judy Creek, Alberta

The Judy Creek area of central Alberta is approximately 100 miles northwest of Edmonton. The primary source of gas production at Judy Creek is the Pekisko formation at an average depth of 6,000 feet with the Belly River, Viking, Notikewin and Gething formations also productive in certain parts of the area. Acclaim Energy has an interest in three (1.3 net) oil wells, 11 (7.6 net) gas wells and two (1.2 net) shut in wells. The majority of Acclaim Energy's natural gas production is processed at a third party gas plant. At year end, net production from this area was 2,500 mcf/d of natural gas and 11 bbls/d of crude oil and liquids for total production of 425 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 740 mboe, consisting of 20 mbbl of oil, 52 mbbl of NGL's and 4,008 mmcf of natural gas.

Yekau Lake

The Yekau Lake field of Central Alberta is located on the western boundary of the city of Edmonton. The lands primarily reside within the Enoch Cree Nation Stoney Plain Reservation. Current production is approximately 180 bbl/day of crude oil from primarily the Detrital and 600 mcfd solution and non associated natural gas currently out of the Ellerslie, with some potential being investigated from the Belly River. Production is primarily from thirteen (13) pumping oil wells and one (1) gas well. All gas is processed through third party processing facilities. Oil is treated on site at the Acclaim 4-12 Battery and is trucked to a shipping terminal in the Edmonton Area. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 918 mboe, consisting of 761 mbbl of crude oil, 55 mbbl of NGL's and 612 mmcf of natural gas.

Northern District

Tangent

The Tangent property in the Peace River Arch area of Alberta, acquired pursuant to the Ketch Energy Arrangement, is one of Acclaim Energy's core properties for natural gas production. Natural Gas is produced in over 18 zones – from the Cretaceous Dunvegan to the Wabamun of the Devonian age. Drill depths are shallow to intermediate yet provide Acclaim Energy with exposure to medium to high-deliverability natural gas production. Acclaim Energy's working interests in Tangent range from 50% to 100%. Acclaim Energy operates two gas facilities and one oil battery in the area. At year end, net production from this area was 120 bbls/d of oil and liquids and 3,700 mcf/d of natural gas for total production of 740 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,722 mboe, consisting of 156 mbbl of oil, 63 mbbl of NGL's and 9,019 mmcf of natural gas.

Valhalla

The Valhalla property, acquired pursuant to the Elk Point Arrangement, is located approximately 35 miles northwest of Grand Prairie, Alberta, and is a high netback, non-operated, light oil property with both associated and non-associated gas production. A recent waterflood pilot project in the Montney "C" pool has shown positive production response and there is an opportunity to expand the waterflood over the entire pool which management believes has the potential to significantly increase production. The property includes a 16.33% working interest in an oil battery and gathering system and a solution gas compressor, as well as a 25% working interest in a water injection plant. Acclaim Energy has a 25% working interest in a recent gas discovery in nearby Spirit River. At year end, net production from this area is 370 bbls/d of oil and liquids and 2,000 mcf/d of natural gas for total production of 700 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,919 mboe, consisting of 979 mbbl of oil, 122 mbbl of NGL's and 4,905 mmcf of natural gas.

Pouce Coupe

The Pouce Coupe properties, acquired pursuant to the Elk Point Arrangement, are located approximately 50 miles northwest of Grand Prairie, Alberta. This high netback, light oil unit includes a 62.8% working interest in an oil battery and water injection facility, as well as amine, refrigeration and gas compression facilities. Acclaim Energy operates the Pouce Coupe South

Boundary 'B' Unit No. 2. Production within the unit is obtained from the Boundary Lake member of the Charlie Lake formation. The Pouce Coupe South Boundary B Unit No. 1 was formed in May 1984, is currently producing from 28 oil wells and is operated by Enerplus Resources Corporation. Acclaim Energy also has a 20.793% interest in the Pouce Coupe South Boundary B Pool Unit. Oil reserves are assigned to the Boundary Lake Member of the Charlie Lake Formation. Non-unit production consists of 18 producing wells with interests ranging from a gross overriding royalty to 78.75%. Producing formations primarily include the Bluesky, Gething, Baldonnel, and Boundary Lake. Current production in this area at year-end was 2,000 mcf/d of natural gas and 375 bbls/d of crude oil and NGL's for total production of 700 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 2,679 mboe, consisting of 1,947 mbbl of oil, 112 mbbl of NGL's and 3,718 mmcf of natural gas.

Buick Creek

The Buick Creek area is approximately 35 miles north of Fort. St. John, British Columbia. Working interests in the lands range from 4.167% to 50%. Acclaim Energy has various interests in four compression and gathering facilities in the Buick Creek area, all of which are operated by industry partners. Oil reserves are contained in the Lower Halfway formation with natural gas reserves in the Dunlevy and Bluesky formations. There are currently two producing oil wells and 27 producing gas wells. Production at year-end associated with these properties is approximately 2,800 mcf/d of natural gas and 25 bbls/d of crude oil and NGLs for total production of 490 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,159 mboe, consisting of 51 mbbl of oil, 138 mbbl of NGL's and 5,819 mmcf of natural gas.

Western Region

Willesden Green

The Willesden Green area is located approximately 80 miles southwest of Edmonton, in the second largest Cardium oil-producing trend in Alberta. The properties include unit and non-unit interests, with the majority of the production operated and with high working interests. The unit interests consist of four producing oil units, with two large operated units and one wholly owned project area producing light oil (41° API) from the Cardium formation. Two other units (one operated) produce long life light crude oil and natural gas from the Viking formation. The properties have opportunities for infill drilling on 160 acres, opportunities to enhance water flood performance, and several stimulation candidates. The non-unit interests produce light gravity crude oil from the Cardium formation and Mannville groups, and natural gas from the Belly River, Cardium, Ellerslie, Ostracod and Nordegg formations. This is a multi-target area with shallow to moderate drill depths, a large concentrated land position and with the majority of the lands operated. There are also deeper Mannville drilling targets defined by seismic data, as well as many prospects in the shallower Belly River, Edmonton, Paskapoo and Scollard formations. Ownership of the facilities associated with the production is included, as well as a 21.7% interest in the Imperial Oil Ltd. Willesden Green natural gas plant. At year end, production from the Willesden Green properties was approximately 5,600 mmcf/d of natural gas and 1,390 bbls/d of crude oil and NGLs for total production of 2,320 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 8,750 mboe, consisting of 6,365 mbbl of oil, 407 mbbl of NGL's and 11,857 mmcf of natural gas.

Gilby

The Gilby area is situated approximately 20 miles south east of the Willesden Green properties, and produces light crude oil and sweet natural gas from a number of zones in this multi-target area. The property consists of six units (three operated) and non-unit holdings producing from the early Cretaceaous and Jurassic periods. Opportunities exist in the Jurassic and Cretaceous for infill drilling and production optimization. The property includes a 24.8% working interest in the Gilby West natural gas plant, of which Acclaim was elected operator, in July 2003, and working interests in a number of operated facilities. At year end, production from the area is approximately 8,200 mmcf/d of natural gas and 540 bbls/d of crude oil and NGLs for total production of approximately 1,710 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 3,270 mboe, consisting of 1,248 mbbl of oil, 236 mbbl of NGL's and 10,710 mmcf of natural gas.

Pembina/Bigoray/Lobstick

The Bigoray/Lobstick area was acquired pursuant to the Elk Point Arrangement and is located 65 miles west of Edmonton, Alberta. Acclaim Energy has working interests ranging from 23.2% in the Bigoray Unit No. 1 to 100 % in non-unit lands.

Acclaim Energy also has 30.3 % working interest in the Lobstick Glauconite Gas Unit No. 1 and the Lobstick gas processing facility. As at year-end, net production from this area was 580 bbls/d of oil and 4,700 mcf/d of gas for total production of 1,250 boe/d. Acclaim Energy holds a 100% working interest in the Pembina Cardium Unit No. 15, which was acquired pursuant to the Elk Point Arrangement. This property includes a central oil battery, water injection facilities and solution gas compression facilities as well as a gas pipeline facility to a third party gas plant. Future development plans include Cardium oil infill potential and waterflood optimization. Pursuant to the Natural Gas Properties acquisition, Acclaim acquired further interests in the Pembina area. The Pembina F property is in the western portion of the Pembina Cardium oil field approximately 75 miles west of Edmonton, and is comprised of three area groups including the Pembina F Lease, Pembina P Lease and the Pembina Cardium Project No. 6. At year end, associated with the interests in this area is 900 mcf/d of natural gas and 440 bbls/d of crude oil and NGL's for total production of 590 boe/d. Acclaim Energy's total proved plus probable reserves in these properties as of December 31, 2003, amounted to 7,257 mboe, consisting of 3,982 mbbl of oil, 451 mbbl of NGL's and 16,947 mmcf of natural gas.

Minnehik/Buck Lake

The Minnehik/Buck Lake area is characterized by multi-zone production into an Acclaim operated gas gathering and compression system that delivers gas to one of two area processing facilities. Acclaim has a large land base in the area and a high working interest (ranging from 75% to 100%) position throughout. Industry activity in the area is high, primarily focused on gas targets. At year-end, net production was 3,200 mcf/d, or 533 boe/d and is supplemented by processing fee revenue from area producers. Throughout 2003 and into 2004, Acclaim has been actively installing booster compression to draw down field pressures and increase revenues. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 663 mboe, consisting of 13 mbbl of oil, 112 mbbl of NGL's and 3,226 mmcf of natural gas.

East Central District

East Central's portfolio of assets within the district is broken up into two main sub-districts, Big Valley and Eastern. This area was also the previous core area for the formation of the original Acclaim in 2001.

Big Valley

The major producing assets within the Big Valley sub district cover from as far north as the Lac La Biche area to as far south as Drumheller. Working interests range from 100% to 50%. Major producing gas properties are the Craigend, Pinehurst, Castor and Lanes Lake areas. Total gas production was approximately 7 mmcf/d. Major producing oil properties are the Bashaw, Chigwell, Sedgwick and West Drumheller properties at and year end produced approximately 300 bbl/d. Acclaim Energy's total proved plus probable reserves in these properties as of December 31, 2003, amounted to 5,652 mboe, consisting of 1,681 mbbl of oil, 139 mbbl of NGL's and 22,992 mmcf of natural gas.

Eastern Subdistrict

Lloydminster Corridor, Alberta and Saskatchewan

Acclaim Energy has an interest in a number of producing properties in the Lloydminster area of Alberta and Saskatchewan, as well as undeveloped lands prospective for natural gas and/or heavy oil at depths of less than 2,200 feet. Acclaim Energy has a 100% working interest in two sections of land located approximately 15 miles northeast of Lloydminster at Tangleflags. Acclaim Energy holds a 100% working interest in the Baldwinton area, 45 miles southeast of Lloydminster. Pursuant to the Exodus Energy Ltd. acquisition, Acclaim acquired the Greater Furness properties. The Greater Furness area is an Acclaim owned and operated heavy oil property that was discovered in the late 1940's. Production is concentrated in two pools producing from the Sparky formation. Significant original oil in place in the Sparky combined with relatively low recovery factors allow for further development and optimization of these pools. Other potential horizons include the Colony, Upper McLaren, General Petroleum and Cummings formations. Acclaim also acquired a shipping terminal to process and handle crude oil with the acquisition of Exodus Energy. Acclaim Energy operates all of these properties and these assets represent a core area for Acclaim Energy with net production as at the date hereof of 2,730 bbls/d of crude oil and 7,300 mcf/d of natural gas for total production of 3,950 boe/d. Acclaim Energy's total proved plus probable reserves in these properties as of December 31, 2003, amounted to 8,954 mboe, consisting of 8,652 mbbl of oil and 1,807 mmcf of natural gas.

Dodsland

The Dodsland property, which is located close to Kindersley, Saskatchewan, is comprised primarily of Viking oil production. Acclaim Energy, in combination with a major partner, operates approximately 600 wells with a year-end production rate of approximately 580 bbl/d of crude oil. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,854 mboe, consisting of 1,820 mbbl of oil, 6 mbbl of NGL's and 171 mmcf of natural gas.

Southern District, Alberta

Bantry

The Bantry medium gravity oil property is located 110 miles east of Calgary. Currently production is primarily from the Mannville group at an average depth of 3,200 feet with the Nisku formation also being oil productive in two wells. Acclaim Energy (as a 60% owner) operates 16 (9.2 net) oil wells, 11 (6.6 net) shut in or suspended wells and a central Battery and water disposal system. At year end, net production from this property is 250 bbls/d of crude oil and 500 mcf/d of natural gas for total production of 330 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 969 mboe, consisting of 840 mbbl of oil and 774 mmcf of natural gas.

Manyberries

The Manyberries property, acquired pursuant to the Ketch Energy Arrangement, is characterized by high quality, high working interest crude oil production. Acclaim Energy's operating strategy in this area is to control large original oil in place and to implement effective reservoir depletion strategies including water flooding, development drilling and exploitation drilling. The main productive horizon, the Lower Mannville Sunburst sandstone, has proven to be an excellent target for increased oil recovery through pressure maintenance and water flooding. Acclaim Energy operates 90% of its production and controls two central oil batteries and numerous single well batteries in this area. As at year end, net production from this property is 600 bbls/d of oil and liquids and 300 mcf/d of gas for total production of 650 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 2,320 mboe, consisting of 2,134 mbbl of oil and 115 mmcf of natural gas.

Southwest Saskatchewan

These medium gravity oil properties are located approximately 50 miles southwest of Swift Current. Production is from the Upper and Lower Shaunavon formations at an average depth of 4,600 feet. Acclaim Energy operates the majority of the wells in the area, having interests in 52 gross (49.1 net) producing oil wells and seven (7.0 net) shut in or suspended wells. At Leitchville, Acclaim Energy operates the Leitchville Shaunavon Voluntary Unit (100% owned) that is comprised of 17 oil wells, two suspended oil wells, eight water injection wells and a water source well. The wells are all connected to the 100% owned central facility, which handles the production and also includes a water injection plant. The production facility is pipeline connected. Acclaim Energy also has a 100% working interest in non-Unit lands adjoining the Unit, with nine oil wells and three shut in or suspended wells on the lands. At Leon Lake, Acclaim Energy owns an interest in 19 (16.5 net) producing oil wells, one net shut in well and a 100% owned battery. A portion of the reservoir is under a pilot waterflood. At Clintonville, Acclaim Energy has an interest in five (4.6 net) producing oil wells and one net shut in well. At year-end, net oil production from the southwest Saskatchewan area is 550 bbls/d of oil. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 2,552 mboe, consisting of 2,547 mbbl of oil and 32 mmcf of natural gas.

Southeast Saskatchewan

The southeast Saskatchewan area, acquired pursuant to the Ketch Energy Arrangement, produces light to medium gravity oil. The major producing properties are Viewfield, Elcott, Workman South and Wapella. In the Viewfield area, Acclaim Energy is producing medium gravity oil from the Midale formation and light gravity oil from the Frobisher formations. At Elcott Acclaim Energy is producing medium gravity oil from the Midale formation. The pool is on a pilot waterflood, with good potential to expand the flood, and increase the production and reserves. At Wapella, Acclaim Energy is producing medium gravity oil from the Lower Cretaceous and Jurassic sands. Acclaim believes that there is an excellent opportunity to infill the pool, and recomplete wells into additional pay zones. The average working interest is approximately 43%. As at year end, net oil production from the southeast Saskatchewan area totals approximately 785 bbls/d of oil and 300 mcf/d of solution gas or 835 boe/d. Acclaim

Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,563 mboe, consisting of 1,534 mbbl of oil and 162 mmcf of natural gas.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated March 15, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is February 15, 2004.

Disclosure of Reserves Data

The reserves data of Acclaim Energy set forth below (the "**Reserves Data**") is based upon an evaluation by GLJ with an effective date of January 1, 2004 contained in the GLJ Report dated March 18, 2004. The Reserves Data summarizes the crude oil, liquids and natural gas reserves of Acclaim Energy and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms to the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("**NI 51-101**"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which Acclaim Energy believes is important to the readers of this information. Acclaim Energy engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Acclaim Energy's reserves are located in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant or forecast prices and costs or other assumptions will be attained and variances could be material.

Reserves Data (Forecast Prices and Costs)

The following tables provide reserves data and future net revenues of Acclaim Energy using forecast prices and costs.

Summary of Oil and Gas Reserves
and Net Present Values of Future Net Revenue
as of December 31, 2003

Forecast Prices and Costs

	Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquid		Boe	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved										
Developed Producing	20,975	19,049	5,772	5,195	152,289	118,267	4,462	3,106	56,591	47,061
Developed Non-Producing	1,244	1,077	633	552	12,072	9,233	181	130	4,070	3,297
Undeveloped	4,272	3,914	1,153	1,097	10,916	8,054	501	360	7,745	6,713
Total Proved	26,491	24,039	7,558	6,844	175,277	135,555	5,144	3,596	68,406	57,072
Probable	5,834	5,249	1,998	1,845	45,961	36,306	1,393	1,035	16,885	14,181
Total Proved Plus Probable	32,325	29,288	9,556	8,690	221,238	171,861	6,537	4,631	85,291	71,252

Reserves Category	Net Present Values of Future Net Revenue — Before Income Taxes Discounted at (%/year) 0 (m$)	5 (m$)	10 (m$)	15 (m$)	20 (m$)	After Income Taxes Discounted at (%/year) 0 (m$)	5 (m$)	10 (m$)	15 (m$)	20 (m$)
Proved										
Developed Producing	889,158	709,851	602,752	530,340	477,437	889,158	709,851	602,752	530,340	477,437
Developed Non-Producing	66,161	43,041	32,263	25,951	21,762	66,161	43,041	32,263	25,951	21,762
Undeveloped	93,826	59,499	39,916	27,583	19,288	93,826	59,499	39,916	27,583	19,288
Total Proved	1,049,145	812,392	674,930	583,874	518,487	1,049,145	812,392	674,930	583,874	518,487
Probable	258,698	155,165	107,490	80,398	63,038	258,698	155,165	107,490	80,398	63,038
Total Proved Plus Probable	1,307,843	967,557	782,420	664,272	581,525	1,307,843	967,557	782,420	664,272	581,525

Total Future Net Revenue
(Undiscounted)
as of December 31, 2003

Forecast Prices and Costs

Reserves Category	Revenue (m$)	Royalties (m$)	Operating Costs (m$)	Development Costs (m$)	Well Abandonment Costs (m$)	Future Net Revenue Before Income Taxes (m$)	Income Taxes (m$)	Future Net Revenue After Income Taxes (m$)
Proved Reserves	2,207,862	344,435	718,047	62,589	33,645	1,049,145	0	1,049,145
Proved Plus Probable Reserves	2,752,927	427,799	888,355	90,920	38,012	1,307,843	0	1,307,843

Future Net Revenue
by Production Group
as of December 31, 2003

Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (m$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	301,256
	Heavy Oil (including solution gas and other by-products)	72,418
	Natural Gas (including by-products but excluding solution gas from oil wells)	301,255
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	346,853
	Heavy Oil (including solution gas and other by-products)	86,396
	Natural Gas (including by-products but excluding solution gas from oil wells)	349,172

Reserves Data (Constant Prices and Costs)

The following tables provide reserves data and future net revenue of Acclaim Energy using constant prices and costs.

Summary of Oil and Gas Reserves
and Net Present Values of Future Net Revenue
as of December 31, 2003

Constant Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquid		Boe	
Reserves Category	**Gross** (mbbl)	**Net** (mbbl)	**Gross** (mbbl)	**Net** (mbbl)	**Gross** (mmcf)	**Net** (mmcf)	**Gross** (mbbl)	**Net** (mbbl)	**Gross** (mboe)	**Net** (mboe)
Proved										
Developed Producing	21,890	19,835	5,941	5,370	154,163	119,752	4,512	3,136	58,037	48,299
Developed Non-Producing	1,226	1,050	644	562	12,008	9,191	183	131	4,054	3,274
Undeveloped	4,207	3,835	1,159	1,102	10,847	7,998	499	357	7,673	6,628
Total Proved	27,322	24,720	7,744	7,034	177,018	136,942	5,195	3,625	69,764	58,202
Probable	6,024	5,387	2,020	1,865	46,052	36,375	1,393	1,031	17,112	14,346
Total Proved Plus Probable	33,346	30,107	9,764	8,898	223,070	173,316	6,588	4,656	86,876	72,547

Net Present Values of Future Net Revenue

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	**0** (m$)	**5** (m$)	**10** (m$)	**15** (m$)	**20** (m$)	**0** (m$)	**5** (m$)	**10** (m$)	**15** (m$)	**20** (m$)
Proved										
Developed Producing	1,086,952	838,659	693,015	596,160	526,533	1,086,952	838,659	693,015	596,160	526,533
Developed Non-Producing	78,528	52,151	39,217	31,400	26,130	78,528	52,151	39,217	31,400	26,130
Undeveloped	130,384	84,649	58,404	41,790	30,556	130,384	84,649	58,404	41,790	30,556
Total Proved	1,295,864	975,459	790,636	669,349	583,219	1,295,864	975,459	790,636	669,349	583,219
Probable	322,443	197,193	137,289	102,682	80,360	322,443	197,193	137,289	102,682	80,360
Total Proved Plus Probable	1,618,307	1,172,652	927,926	772,031	663,580	1,618,307	1,172,652	927,926	772,031	663,580

Total Future Net Revenue
(Undiscounted)
as of December 31, 2003

Constant Prices and Costs

Reserves Category	**Revenue** (m$)	**Royalties** (m$)	**Operating Costs** (m$)	**Development Costs** (m$)	**Well Abandonment Costs** (m$)	**Future Net Revenue Before Income Taxes** (m$)	**Income Taxes** (m$)	**Future Net Revenue After Income Taxes** (m$)
Proved Reserves	2,432,424	384,420	662,154	61,279	28,706	1,295,864	0	1,295,864
Proved Plus Probable Reserves	3,022,499	479,474	804,967	88,874	30,878	1,618,307	0	1,618,307

Future Net Revenue
by Production Group
as of December 31, 2003

Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (m$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	361,144
	Heavy Oil (including solution gas and other by-products)	76,567
	Natural Gas (including by-products but excluding solution gas from oil wells)	352,926
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	417,597
	Heavy Oil (including solution gas and other by-products)	92,472
	Natural Gas (including by-products but excluding solution gas from oil wells)	417,857

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in preparing the reserves data and, in the case of forecast prices and costs, the inflation rate assumptions.

Summary of Pricing Assumptions
as of December 31, 2003

Constant Prices and Costs

	Oil								
	WTI Cushing Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Cromer Medium 29.3° API	Natural Gas AECO Gas Price	Edmonton Propane	Edmonton Butane	Edmonton Pentanes	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/$Cdn)
2003 (Year End)	32.52	40.81	23.31	34.81	6.09	29.81	31.81	41.31	0.7738

Summary of Pricing and Inflation Rate Assumptions
as of December 31, 2003

Forecast Prices and Costs

	Oil									
Year	WTI Cushing Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Cromer Medium 29.3° API	Natural Gas AECO Gas Price	Edmonton Propane	Edmonton Butane	Edmonton Pentanes	Inflation Rates	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	%/Year	($US/$Cdn)
Forecast										
2004	34.25	44.75	29.00	41.00	6.65	33.75	36.75	45.25	1.5	0.750
2005	29.00	37.75	25.00	33.75	5.55	25.75	28.75	38.25	1.5	0.750
2006	27.00	35.25	23.75	31.25	5.20	23.25	25.25	35.75	1.5	0.750
2007	25.00	32.50	21.00	28.50	5.00	20.50	22.50	33.00	1.5	0.750
2008	25.00	32.50	21.00	28.50	5.00	20.50	22.50	33.00	1.5	0.750
2009	25.00	32.50	21.00	28.50	5.00	20.50	22.50	33.00	1.5	0.750
2010	25.50	33.00	21.50	29.00	5.10	21.00	23.00	33.50	1.5	0.750
2011	25.75	33.50	22.00	29.50	5.20	21.50	23.50	34.00	1.5	0.750
2012	26.25	34.00	22.50	30.00	5.25	21.75	24.00	34.50	1.5	0.750

Year	Oil: WTI Cushing Oklahoma	Oil: Edmonton Par Price 40° API	Oil: Hardisty Heavy 12° API	Oil: Cromer Medium 29.3° API	Natural Gas AECO Gas Price	Edmonton Propane	Edmonton Butane	Edmonton Pentanes	Inflation Rates	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	%/Year	($US/$Cdn)
2013	26.50	34.50	23.00	30.50	5.35	22.00	24.50	35.00	1.5	0.750
2014	27.00	35.00	23.50	31.00	5.45	22.50	24.75	35.50	1.5	0.750
2015+	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	1.5	0.750

Weighted average historical prices realized by Acclaim Energy for the year ended December 31, 2003, were $5.88/mcf for natural gas, $35.03/bbl for crude oil, $29.40/bbl for natural gas liquids and $30.99/bbl for heavy oil.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table sets forth the reconciliation in Acclaim Energy's net reserves for the year ended December 31, 2003 using forecast price and cost estimates derived from the GLJ Report, reconciled to Acclaim Energy's net reserves at December 31, 2002. See the note following the table for a discussion of the basis upon which net reserves were calculated at December 31, 2002.

Reconciliation of Company Net Reserves
by Principal product Type
Forecast Prices and Costs (1)

Factors	Light and Medium Oil: Net Proved (mbbl)	Light and Medium Oil: Net Probable (mbbl)	Light and Medium Oil: Net Proved Plus Probable (mbbl)	Heavy Oil: Net Proved (mbbl)	Heavy Oil: Net Probable (mbbl)	Heavy Oil: Net Proved Plus Probable (mbbl)
December 31 2002(1)	13,507	2,272	15,779	3,688	629	4,317
Acquisitions	14,000	2,240	16,240	3,539	44	3,584
Dispositions	(346)	(141)	(487)	–	–	–
Discoveries	23	17	39	–	–	–
Extensions	329	56	386	116	9	125
Improved Recovery	–	–	–	–	–	–
Economic Factors	(24)	(15)	(39)	(41)	(3)	(44)
Technical Revisions	(1,259)	819	(439)	127	1,166	1,293
Production	(2,190)	–	(2,190)	(585)	–	(585)
December 31,2003	24,039	5,249	29,288	6,844	1,845	8,690

Factors	Gas Net Proved (mmcf)	Gas Net Probable (mmcf)	Gas Net Proved Plus Probable (mmcf)	NGL's Net Proved (mbbl)	NGL's Net Probable (mbbl)	NGL's Net Proved Plus Probable (mbbl)	Total Net Proved (mboe)	Total Net Probable (mboe)	Total Net Proved Plus Probable (mboe)
December 31 2002[1]	86,545	14,583	101,128	3,076	416	3,491	34,695	5,748	40,442
Acquisitions	84,916	14,996	99,913	1,648	256	1,904	33,341	5,039	38,380
Dispositions	(478)	(76)	(554)	–	–	–	(426)	(154)	(579)
Discoveries	4,583	573	5,156	259	18	277	1,045	130	1,175
Extensions	3,774	399	4,174	137	5	142	1,212	137	1,348
Improved Recovery	–	–	–	–	–	–	–	–	–
Economic Factors	2,202	346	2,548	(8)	(1)	(9)	294	39	333
Technical Revisions	(26,980)	5,486	(21,495)	(1,010)	341	(669)	(6,639)	3,241	(3,398)
Production	(19,008)	–	(19,008)	(506)	–	(506)	(6,450)	–	(6,450)
December 31, 2003	135,555	36,306	171,861	3,596	1,035	4,631	57,072	14,181	71,252

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Acclaim Energy previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Acclaim Energy.

The following table sets forth the reconciliation of Acclaim Energy's net present value of future net revenue for the year ended December 31, 2003 using constant price and cost estimates derived from the GLJ Report.

Reconciliation of Changes in
Net Present Values of Future Net Revenue
Discounted at 10% Per Year
Proved Reserves
Constant Prices and Costs

Period and Factor	**2003 (m$)**
Estimated Future Net Revenue at Beginning of Year	600,152
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(167,979)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(52,040)
Changes in Previously Estimated Development Costs Incurred During the Period	–
Changes in Estimated Future Development Costs	(5,900)
Extensions and Improved Recovery	14,118
Discoveries	12,174
Acquisitions of Reserves	462,501
Dispositions of Reserves	(6,264)
Net Change Resulting from Revisions in Quantity Estimates	(126,141)
Accretion of Discount	60,015
Net Change in Income Taxes	–
Estimated Future Net Revenue at End of Year	790,636

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to Acclaim Energy for the periods indicated, based on company interest reserves.

	Proved Undeveloped [(1)]				Probable Undeveloped [(1)]			
Year	Light / Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	NGL's (mbbl)	Light / Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	NGL's (mbbl)
2003	4,272	1,153	10,976	507	2,836	825	13,530	688
2002	4,719	761	16,090	720	1,983	549	14,690	442
2001[(2)]	3,795	–	34,215	1,216	3,067	–	31,885	984

Notes:
(1) Based on company interest reserves.
(2) Ketch Energy did not have a breakdown on proved non-producing and proved undeveloped; therefore proved undeveloped equals total proved non-producing.
(2) Ketch Energy did not have a breakdown of probable developed non-producing and probable undeveloped reserves, therefore probable undeveloped equals total probable non-producing.

Acclaim Energy invests capital into development work, which moves its proved undeveloped reserves and probable reserves into the proved developed producing category. In 2003, $41.3 million was spent on capital development, and between $40 and $50 million has been budgeted for development capital in 2004. A portion of the development capital will be used to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Allocating capital to properties and timing of development is based on economics and performance of the respective properties. Acclaim Energy's focus for 2004 development is in the areas of Pouce Coupe in the Northern District, Golden Spike in the Central District, Willesden Green in the Western District, as well as to a lesser extent in Greater Furness in the East Central District and Manyberries.

Acclaim Energy plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move proved undeveloped and probable reserves into proved developed producing reserves. In instances where land rights are expected to expire within one year, Acclaim Energy may engage in farmout arrangements which would eliminate the potential expiry and possibly result in some proved undeveloped and probable reserves becoming proved developed producing reserves.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Acclaim Energy's future net revenue attributable to the reserve categories noted below.

	Forecast Prices and Costs (m$)				Constant Prices and Costs(m$)	
Year	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2004	23,338	22,252	28,917	27,571	23,338	22,252
2005	22,961	19,902	40,223	34,865	22,622	19,608
2006	5,480	4,318	8,380	6,603	5,319	4,191
2007	3,792	2,716	4,365	3,127	3,626	2,598
2008	3,960	2,579	4,573	2,978	3,733	2,431
Thereafter	3,058	1,299	4,462	1,789	2,641	1,136
Total	62,589	53,066	90,920	76,933	61,279	52,217

The future development costs are capital expenditures required in the future for Acclaim Energy to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Acclaim Energy anticipates using a combination of internally generated cash flow, debt and equity financing to fund these future development costs. Based on the commodity price and cost assumptions adopted for both the constant prices and costs case and the forecast prices and costs case, all the expenditures included in the future development costs are economic as they enhance the net present values of the proved developed reserves.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Acclaim Energy has a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing(1)		Producing		Non-Producing(1)	
	Gross(2)	Net	Gross	Net	Gross(2)	Net	Gross	Net
Alberta	1,139	406.9	12	8.3	1,424	290.9	38	22.3
British Columbia	21	1.2	–	–	43	14.4	2	1.1
Saskatchewan	805	426.9	21	21.0	13	2.7	–	–
Total	1,965	835.0	33	29.3	1,480	308.0	40	23.4

Notes:

(1) Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) Gross wells include unit wells

Properties with no Attributed Reserves

The following table sets out the Corporation's total land holdings of proved and unproved properties as at December 31, 2003.

	Developed (Acres)		Unproved Properties (Acres)		Total (Acres)	
	Gross	Net	Gross	Net	Gross	Net
Alberta	609,743	317,253	541,375	347,513	1,115,118	664,766
British Columbia	51,452	20,916	54,080	26,115	105,532	47,031
Saskatchewan	78,002	45,668	49,271	35,660	127,273	81,328
Total	739,197	383,837	644,726	409,287	1,347,923	793,125

Acclaim Energy expects that rights to explore, develop and exploit 89,000 net acres of its undeveloped land holdings will expire by December 31, 2004.

Forward Contracts

Acclaim Energy's hedging program is designed to reduce risk and assist in providing stability in order to support the distributions the Trust makes to its Unitholders. The objective of the program is to ensure downside price protection on approximately 50% of its estimated forward production, while retaining exposure to upside price movement through the use of puts and collars. Acclaim Energy directly controls and markets approximately 85% of its natural gas sales with the balance sold under long-term contracts with several Canadian gas aggregators. All of Acclaim Energy's crude oil and NGL production is sold through independent marketers and refiners at market sensitive prices.

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2003 see note 12 to the Trust's audited consolidated financial statements for the year ended December 31, 2003, which note is incorporate herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated based on actual costs incurred to date by Acclaim Energy for abandonment and reclamation activities. Costs to abandon and reclaim approximately 1,143 net producing wells totalling $33.6 million ($14.7 million discounted at 10%) are included in the estimate of future net revenue. Facility abandonment costs of $21 million (9.2 million discounted at 10%) are not included in the estimate of future net revenue.

Tax Horizon

As a result of the structure of the Trust and its affiliated entities, any taxable income that would otherwise arise in Acclaim Energy or the other affiliated entities will accrue in the Trust and will be allocated by the Trust to its Unitholders. This is primarily accomplished through the payment and deduction of interest on debt or royalties on underlying oil and gas properties held by the Trust. Therefore, no tax is anticipated to be incurred or paid by Acclaim Energy.

Costs Incurred

The following table summarizes expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Acclaim Energy's activities for the year ended December 31, 2003:

Property acquisition costs	
Proved properties	$404.7
Unproved properties	9.4
Exploration costs	2.7
Development costs	37.8
Total	$454.6

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Acclaim Energy participated during the year ended December 31, 2003:

	Gross	Net
Light and Medium Oil	28	18.79
Natural Gas	18	10.79
Service	–	–
Dry	4	2.26
Total	50	31.22

Acclaim Energy spent $37.8 million in 2003 to drill 50 development wells across the western Canadian sedimentary basin, and $2.7 million for crown land purchases. The program was weighted to oil development, with spending balanced across Acclaim Energy's five operating districts. In the East Central district 17 wells were drilled, in the Southern district 13 wells were drilled, the Northern district eight wells were drilled, in the Central district eight wells were drilled, and in the Western district four wells were drilled. Acclaim Energy's 2003 acquisition program was directed primarily to an increase in its producing assets in the Western and Northern districts and the 2004 drilling program, expected to be between $40 and $50 million may be increased in those areas. As well, the 2004 program will provide an increased focus on remediation and work over activities in existing wells, as well as other optimization activities including acidizing, fracturing and water flooding in order to economically increase production and reserves.

Production Estimates

The following table sets out the volume of Acclaim Energy's production estimated for the year ended December 31, 2004, which is reflected in the estimate of future net revenue disclosed in the tables contained under "- Disclosure of Reserves Data".

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbls/d)	*(Bbls/d)*	*(Mcf/d)*	*(Bbls/d)*	*(BOE/d)*
2004	8,600	2,000	75,000	1,900	25,000

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2003			
(6:1)	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production				
Light and Medium Crude Oil (Bbls/d)	7,996	7,124	5,520	4,474
Heavy Oil (Bbls/d)	1,520	2,123	2,153	2,792
Gas (Mcf/d)	80,058	76,720	59,162	55,225
NGLs (Bbls/d)	2,179	2,233	1,838	1,730
Combined (BOE/d)	25,009	24,267	19,372	18,200
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	34.87	33.27	35.01	38.21
Heavy Oil (Bbls/d)	24.77	30.17	27.21	38.05
Gas ($/Mcf)	5.29	5.63	6.19	6.79
NGLs (Bbls/d)	29.98	25.92	28.55	34.14
Combined ($/BOE)	32.16	32.59	34.60	39.09
Royalties				
Light and Medium Crude Oil (Bbls/d)	4.09	5.36	4.81	11.66
Heavy Oil (Bbls/d)	2.19	1.84	1.26	1.91
Gas (Mcf/d)	1.11	1.37	1.31	1.73
NGLs (Bbls/d)	5.86	6.70	5.65	11.81
Combined (BOE/d)	5.48	6.64	6.05	9.47
Operating expenses ($/BOE)				
Light and Medium Crude Oil (Bbls/d)	9.96	11.25	10.39	11.02
Heavy Oil (Bbls/d)	8.94	9.34	6.10	4.17
Gas (Mcf/d)	1.03	0.81	0.68	0.71
NGLs (Bbls/d)	–	–	–	–
Combined (BOE/d)	7.01	6.69	5.73	5.50

(6:1)	Quarter Ended 2003 Dec. 31	Sept. 30	June 30	Mar. 31
Netback Received ($/BOE)				
Light and Medium Crude Oil (Bbls/d)	20.82	16.66	19.82	15.52
Heavy Oil (Bbls/d)	13.63	18.99	19.85	31.97
Gas (Mcf/d)	18.90	20.71	25.21	26.13
NGLs (Bbls/d)	24.12	19.22	25.90	22.33
Combined (BOE/d)	19.67	19.26	22.82	24.12

The following table indicates Acclaim Energy's average daily production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil (Bbl/d)	Heavy Oil (Bbl/d)	Gas (mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Total Alberta	**4,873**	**67**	**63,182**	**1,952**	**17,422**
Golden Spike	291	–	10,346	821	2,837
Morinville	350	–	8,696	301	2,101
Willesden Green	574	–	3,203	153	1,261
Tangent	116	–	6,112	43	1,178
SE Alberta	963	–	1,237	–	1,170
Bigoray	459	–	3,380	77	1,099
Gilby	219	–	3,196	57	809
Valhalla	359	–	2,109	46	756
Other Properties	1,542	67	24,903	454	6,211
Total Saskatchewan	**1,366**	**2,084**	**1,105**	**5**	**3,639**
Heavy Oil Properties	–	1,740	686	–	1,854
SE Saskatchewan	675	–	36	–	679
SW Saskatchewan	461	–	–	–	461
Dodsland	77	334	157	5	442
Other Properties	155	10	226	–	203
Total British Columbia	**37**	**–**	**3,597**	**40**	**677**
Buick Creek	10	–	1,393	23	265
Inga	8	–	642	7	122
Other Properties	19	–	1,562	10	290
Total	**6,276**	**2,151**	**67,884**	**1,997**	**21,738**[1]

Note:
(1) Production numbers reflect total production averaged over the course of the year. Total production numbers were averaged for the time in which Acclaim owned the properties, which in many key properties was shorter than course of the year.

Employees

At December 31, 2003, Acclaim Energy had a total of 145 full time employees and 23 persons on a contract or consulting basis. During 2003, Acclaim's head office staff increased from 48 at December 31, 2002 to 83 at December 31, 2003. Field staff increased from 22 at December 31, 2002 to 62 at December 31, 2003. The increase in employment levels was necessary to effectively manage the increased property base.

Industry Conditions

Introduction

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. Although it is not expected that these controls and regulations will affect the operations of the Operating Entities in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors. All current legislation is a matter of public record and Acclaim Energy is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing – Natural Gas

In Canada, the price of natural gas sold in intra-provincial, inter-provincial and international trade is determined by negotiation between buyers and sellers. Such price depends, in part, on natural gas quality, prices of competing natural gas and other fuels, distance to market, access to downstream transportation, length of contract term, weather conditions, the value of refined products and the supply/demand balance and other contractual terms. Natural gas exported from Canada is subject to regulation by the National Energy Board (the "**NEB**") and the Government of Canada. The price received by the Operating Entities depends, in part, on the prices of competing fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the NEB and the Government of Canada. As in the case with oil, natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 cubic meters per day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issue of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil type and quality, price of competing fields, distance to market, the value of refined products and the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts that do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order is obtained from the NEB prior to the export. Any export pursuant to a contract of longer duration (to a maximum of 25 years) must be made pursuant to an NEB export licence and Governor in Council approval.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Operations of the Operating Entities that are not on Crown lands and are subject to the provisions of specific agreements are also usually subject to royalties negotiated between the mineral owner and the lessee. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs that have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. The new oil rate is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction. While a number of incentives were eliminated or reduced (such as incentives for vertical infill wells and lower cost horizontal wells), new incentive programs were initiated to encourage greater exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects, but not horizontal wells. The "Third Tier" Crown royalty rate and freehold production tax structure, which does not apply to horizontal wells, is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price). Previous time-based royalty/tax holidays applicable to new vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% (before application of the 1% Saskatchewan Resource Credit) will apply to various volumes depending on the depth and nature of the well (up to 25,000 cubic metres of oil in the case of deep exploratory wells). The maximum royalty applicable to the first 12,000 cubic metres of oil has been increased from 5% to 10% for production from certain re-entry horizontal wells. In addition, royalty/tax holidays for deep horizontal oil wells have been replaced with a 25,000 cubic metres volume incentive (5% maximum royalty). Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% (before the application of the 1% Saskatchewan Resource Credit) for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 25 million cubic metres of natural gas produced will be subject to an incentive maximum royalty rate of 5% (0% freehold production tax).

Producers of oil and natural gas in British Columbia are required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), whether the oil is considered incremental or produced from a well shut-in for at least 36 months immediately preceding January 1, 1998 and which resumed production on or after such date, the quantity of oil produced in a month and the value of the oil. Oil produced from pools discovered after June 30, 1974 may be exempt from the payment of a royalty for the first 36 months of production. Subject to the minimum royalties described in the following sentence, the royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. The Technical Paper also proposes that the percentage of ARTC that the Trust will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying periods and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

Acclaim Energy anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

ADDITIONAL INFORMATION RESPECTING ACCLAIM ENERGY TRUST

Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time is entitled to an equal share of any distributions from, and in any net assets of, the Trust in the event of the termination or winding-up of the Trust. All Units of the Trust rank among themselves equally and ratably without discrimination, preference or priority. Each Unit is transferable, is not be subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Unit held. Unitholders shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

At April 15, 2004, there were 75,294,796 Units outstanding, 4,587,000 Units reserved for issuance upon exercise of outstanding options to purchase Units, 675,039 Units reserved for issuance on exercise of Acclaim Exchangeable Shares (subject to increase for distributions), 1,634,365 Units reserved for issuance on conversion of the Convertible Debentures and up to 2,500,000 Units reserved for issuance pursuant to the Trust's Unit Award Incentive Plan (subject to increase in accordance with such plan), subject to Unitholder approval. See "Additional Information Respecting Acclaim Energy Inc. – Share Capital of Acclaim Energy" and "– Convertible Debentures of the Trust".

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not be entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of Acclaim Energy in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

One Special Voting Unit is issued and outstanding and is entitled to that number of votes at all meetings of Unitholders equal to the number of Acclaim Exchangeable Shares outstanding from time to time. At April 8, 2004, there were 675,039 Acclaim Exchangeable Shares outstanding.

Convertible Debentures of the Trust

The following is a summary of the material attributes and characteristics of the Convertible Debentures. The Convertible Debentures have been issued pursuant to the provisions of an indenture (the "**Convertible Debenture Indenture**") dated as of December 17, 2002 among the Trust, Acclaim Energy and Computershare Trust Company of Canada, as trustee (the "**Convertible Debenture Trustee**"). The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the Convertible Debenture Indenture.

The Convertible Debentures were originally issued in the aggregate principal amount of $45 million and approximately $14.5 million principal amount were outstanding at April 15, 2004. The Convertible Debentures mature on December 31, 2007.

Terms and Issue of Convertible Debentures

The Convertible Debentures bear interest from the date of issue at 11% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year.

The principal amount of the Convertible Debentures is payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "– Payment upon Redemption or Maturity" and "– Redemption and Purchase". The interest on the Convertible Debentures is payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "– Interest Payment Option".

The Convertible Debentures are direct obligations of the Trust and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Trust as described under "–Subordination". The Convertible Debenture Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Convertible Debentures are convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of December 31, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Convertible Debentures, at a conversion price of $9.75 per Unit (the "**Conversion Price**"), being a conversion rate of 102.56 Units for each $1,000 principal amount of Convertible Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Convertible Debentures surrendered for conversion; however, holders converting their Convertible Debentures will receive accrued and unpaid interest thereon.

Redemption and Purchase

The Convertible Debentures are not redeemable on or before January 1, 2006. After January 1, 2006 and prior to maturity, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Convertible Debenture after January 1, 2006 and on or before January 1, 2007 and at a redemption price of $1,025 per Convertible Debenture after January 1, 2007 and before maturity (each a "**Redemption Price**"), in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Convertible Debentures, the Convertible Debentures to be redeemed will be selected by the Convertible Debenture Trustee on a pro rata basis or in such other manner as the Convertible Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust has the right to purchase Convertible Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Convertible Debentures by paying to the Convertible Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing Units to the holders of the Convertible Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Convertible Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Convertible Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust is defined in the Convertible Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Convertible Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Convertible Debentures and all other existing and future Convertible Debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Convertible Debentures.

The Convertible Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Convertible Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Convertible Debentures or any unpaid interest accrued thereon. The Convertible Debenture Indenture also provides that the Trust will not make any payment, and the holders of the Convertible Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Convertible Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Convertible Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Convertible Debentures are also effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Convertible Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under the Trust's credit facilities.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Convertible Debentures, as well as the amount payable upon redemption or maturity of the Convertible Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Units (a "**Change of Control**"), the Trust is required to make an offer in writing to purchase all of the Convertible Debentures then outstanding (the "**Convertible Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Convertible Debenture Offer Price**").

The Convertible Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Convertible Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Convertible Debenture Offer. The Convertible Debenture Trustee will thereafter promptly mail to each holder of Convertible Debentures a notice of the Change of Control together with a copy of the Convertible Debenture Offer to repurchase all the outstanding Convertible Debentures.

If 90% or more of the aggregate principal amount of the Convertible Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Convertible Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Convertible Debentures at the Convertible Debenture Offer Price. Notice of such redemption must be given by the Trust to the Convertible Debenture Trustee within 10 days following the expiry of the Convertible Debenture Offer, and as soon as possible thereafter, by the Convertible Debenture Trustee to the holders of the Convertible Debentures not tendered pursuant to the Convertible Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Convertible Debentures (the "**Interest Obligation**"), on the date it is payable under the Convertible Debenture Indenture (an "**Interest Payment Date**"), by delivering sufficient Units to the Convertible Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Convertible Debenture Indenture (the "**Unit Interest Payment Election**"). The Convertible Debenture Indenture provides that, upon such election, the Convertible Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Convertible Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Convertible Debenture Indenture sets forth the procedures to be followed by the Trust and the Convertible Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Convertible Debentures in respect of interest will be to receive cash from the Convertible Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Convertible Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Convertible Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Convertible Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Convertible Debenture Indenture provides that an event of default ("**Event of Default**") in respect of the Convertible Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Convertible Debentures: (a) failure for 10 days to pay interest on the Convertible Debentures when due; (b) failure to pay principal or premium, if any, on the Convertible Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Convertible Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Convertible Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Convertible Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Convertible Debentures then outstanding, declare the principal of and interest on all outstanding Convertible Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Convertible Debentures then outstanding may, on behalf of the holders of all Convertible Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Convertible Debentures

The Convertible Debenture Indenture contains provisions to the effect that if an offer is made for the Convertible Debentures which is a take-over bid for Convertible Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Convertible Debentures (other than Convertible Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Convertible Debentures held by the holders of Convertible Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Convertible Debentures as well as any other series of Convertible Debentures that may be issued under the Convertible Debenture Indenture may be modified in accordance with the terms of the Convertible Debenture Indenture. For that purpose, among others, the Convertible Debenture Indenture contains certain provisions which will make binding on all Convertible Debenture holders resolutions passed at meetings of the holders of Convertible Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Convertible Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Convertible Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Convertible Debentures of each particularly affected series.

Limitation on Issuance of Additional Convertible Debentures

The Convertible Debenture Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" is defined in the Convertible Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust by the current market price of the Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Units, on a fully diluted basis, including any Units that may be issued upon conversion, redemption or maturity of the Convertible Debentures. The Convertible Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Convertible Debentures are resident. If the Convertible Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Convertible Debenture Trustee may make a public announcement thereof and shall not register a transfer of Convertible Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Convertible Debenture Trustee determines that a majority of the Units are held by non-residents, the Convertible Debenture Trustee may send a notice to non-resident holders of Convertible Debentures, chosen in inverse order to the order of acquisition or registration of the Convertible Debentures or in such manner as the Convertible Debenture Trustee may consider equitable and practicable, requiring them to sell their Convertible Debentures or a portion thereof within a specified period of not less than 60 days. If the Convertible Debenture holders receiving such notice have not sold the specified number of Convertible Debentures or provided the Convertible Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Convertible Debenture Trustee may on behalf of such Convertible Debenture holder sell such Convertible Debentures, and, in the interim, shall suspend the rights attached to such Convertible Debentures. Upon such sale the affected holders shall cease to be holders of Convertible Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Convertible Debentures.

Issuance of Units

The Trust Indenture provides that Units, including rights, warrants, options and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of Acclaim Energy may determine.

Cash Distributions

The Trust makes cash distributions in amounts equal to all of the interest and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Board of Directors of Acclaim Energy, receive distributions in respect of repayments of principal made by Acclaim Energy to the Trust on the Acclaim Notes. Acclaim Energy endeavors to retain approximately 15% to 25% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the Board of Directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Unitholders of record on the immediately preceding distribution record date. The Trust's current policy is to distribute $0.1625 per Unit per month ($1.95 per Unit per annum).

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, the holder thereof shall only be entitled to receive a price per Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the date that the Units are surrendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Acclaim Energy may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) the Trust distributing Danoil Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption; or (ii) if the Trust does not hold Danoil Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption, which promissory notes ("Redemption Notes") shall have terms and conditions substantially identical to those of the Danoil Notes.

If at the time Units are tendered for redemption by a Unitholder, the outstanding Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Acclaim Energy considers, in its sole discretion, provides representative fair market value price for the Units or trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date such Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Acclaim Energy as at the date upon which such Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Danoil Notes or Redemption Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Danoil Notes or Redemption Notes. Danoil Notes or

Redemption Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Non-Resident Unitholders

Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Units by Unitholders who are Non-Residents. Unitholders may be required to provide to the Trustee a declaration (a "Residence Declaration") specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Unitholder sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units and shall make any distribution in respect of such Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Units are then listed and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust certificates representing such Units.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trust's nominees to the Board of Directors of Acclaim Energy and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 25% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings. The holders of any issued Special Voting Units who are present at the meeting shall not be regarded as representing outstanding Units for the purposes of determining such quorum.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

The Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Units and issuing Units pursuant thereto; (b) maintaining the books and records of the Trust and providing timely reports to holders of Units; and (c) paying cash distributions to Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the annual meeting of Unitholders to be held in 2003. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors of Acclaim Energy is generally delegated the significant management decisions of the Trust and Acclaim Energy has been retained to administer the Trust on behalf of the Trustee. In particular, the Trustee has delegated to Acclaim Energy responsibility for any and all matters relating to: (a) the redemption of Units; (b) the making of investments by the Trust and the negotiation of management agreements respecting such investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX (or any other stock exchange) of the Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private securities offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Units or rights to Units; (d) the determination of any record date for distributions; and (e) the determination of any borrowing or granting of security under the Trust Indenture.

Board of Directors

Acclaim Energy currently has a Board of Directors consisting of nine individuals. Unitholders are entitled to elect the Board of Directors of Acclaim Energy. In its Information Circular - Proxy Statement dated April 15, 2004, Acclaim Energy has proposed the election of eight directors by Unitholders. See "Additional Information Respecting Acclaim Energy Inc.".

Decision Making

The Board of Directors of Acclaim Energy supervises the management of the business and affairs of Acclaim Energy, including the business and affairs of the Trust delegated to Acclaim Energy. The Trustee delegated certain matters to the Board of Directors of Acclaim Energy including all decisions relating to: (i) issuance of additional Units; and (ii) the determination of the amount of distributable cash. The Board of Directors of Acclaim Energy generally intends to hold regularly scheduled meetings to review the business and affairs of Acclaim Energy and make any necessary decisions relating thereto.

Liability of the Trustee

The Trust Indenture provides that the Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Assets, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Assets incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by Acclaim Energy or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Acclaim Energy or any other person to whom the Trustee has, with the consent of Acclaim Energy, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Acclaim Energy to perform its duties under or delegated to it under the Trust Indenture or any material contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any material contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Assets. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the approval of the Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the Units; (b) a quorum of 50% of the issued and outstanding Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the trust assets in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the trust assets, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. In no event shall the Trust be wound up until the trust assets shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the trust assets. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the trust assets among the Unitholders in accordance with their pro rata share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year-end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Management of the Trust

Pursuant to the provisions of the Administration Agreement, Acclaim Energy provides certain management, administrative and support services to the Trust, including those necessary: (a) to ensure compliance by the Trust with continuance disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to Unitholders all information to which Unitholders are entitled to under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (e) to determine the amounts payable from time to time to Unitholders; and (f) to determine the timing and terms of future offerings of Units, if any. The Board of Directors of Acclaim Energy is required to approve all matters referred to in items (d), (e) and (f) above.

ADDITIONAL INFORMATION RESPECTING ACCLAIM ENERGY INC.

Management of Acclaim Energy

Acclaim Energy has a Board of Directors comprised of not more than nine nor less than five members, consisting currently of nine individuals. Unitholders are entitled to elect the Board of Directors of Acclaim Energy. In its Information Circular - Proxy Statement dated April 15, 2004, Acclaim Energy has proposed the election of eight directors by Unitholders.

The following table sets forth certain information respecting the directors and executive officers of Acclaim Energy.

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Robert G. Brawn (3)(4) Calgary, Alberta	Chairman Emeritus of the Board and Director	President of 738831 Alberta Ltd. (a private investment company) since May 30, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy and prior thereto, Chairman of Danoil, a predecessor of Acclaim Energy	April 20, 2001
J. Paul Charron Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Acclaim Energy since October 1, 2002. Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000.	October 1, 2002
W. Peter Comber (1)(4) Toronto, Ontario	Director	Managing Director of Barrantagh Investment Management Inc. ("Barrantagh") (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh	May 29, 2003
Noel A. Cleland (2)(3)(5) Calgary, Alberta	Director	Independent petroleum engineering consultant.	April 20, 2001

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Grant B. Fagerheim (2)(3) Calgary, Alberta	Director	President and Chief Executive Officer of Ketch Resources Ltd. since October 1, 2002. President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999.	October 1, 2002
Frank W. King (4)(6) Calgary, Alberta	Director	President of Metropolitan Investment Corporation (a financial services company).	April 20, 2001
Jack C. Lee (1)(2)(4) Calgary, Alberta	Chairman of the Board and Director	Corporate director since October 1, 2002. President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy.	April 20, 2001
R. Gregory Rich(2) Houston, Texas	Director	Consulting advisor to Ziff Energy Group (an energy consulting firm) since May 2003 and a Principal of Blackrock Energy Associates (an energy consulting firm) since October 2002. President and Chief Executive Officer of XPRONET Resources, Inc. (private oil and gas company) since April 1999. Prior thereto, Chairman and President of Amoco Canada Petroleum Company, Ltd.	January 27, 2004
R. Carl Smith (1)(3) Calgary, Alberta	Director	Corporate director.	April 20, 2001
Brent D. DeFosse Calgary, Alberta	Vice President, Production and Chief Operating Officer	Vice President, Production and Chief Operating Officer of Acclaim Energy since October 1, 2002. Upstream Project Coordinator of Chevron U.S.A. from 2001 to 2002. Drilling consultant to and Upstream Project Coordinator of Chevron U.S.A. from 1999 to 2001. Western Canadian Asset Manager of Chevron Canada from 1997 to 1999.	–
David J. Broshko Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Chief Financial Officer of Acclaim Energy since May 5, 2003. Prior thereto Chief Financial Officer of Paramount Resources Ltd.	–
Richard J. Tiede Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of Acclaim Energy since October 1, 2002. President and Chief Operating Officer of Landover Energy Inc. from January 2000 to June 2002. Manager of Engineering, Vice President, Engineering and Chief Engineer of Northrock Resources Ltd. from December 1993 until January 2000.	–
Mark P. Fitzgerald Calgary, Alberta	Vice President, Engineering	Vice President Engineering of Acclaim Energy since April 1, 2004. Manager, Western District of Acclaim Energy from August 2003 to March 31, 2004. Prior thereto worked in asset management, acquisitions and mergers for Dominion Energy Canada Ltd. (oil and gas company).	–

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Wes Morningstar Calgary, Alberta	Vice-President, Exploration and Development	Vice-President, Exploration and Development of Acclaim Energy since August 2003. Manager, Geology and Geophysics of Acclaim Energy since October 2002. Business Unit Coordinator for the southern district for Ketch Energy Ltd., from October 2001 to October 1, 2002 and Vice-President, Exploration and Development of Magin Energy Ltd. (oil and gas company) from June 1998 to June 2001.	–
Stephanie A. Bunch Calgary, Alberta	Treasurer	Treasurer of Acclaim since May 1, 2003. Prior thereto, Controller of Acclaim Energy since October 1, 2002. Controller of Ketch Energy Ltd. from December 1, 2000 to September 30, 2002. Consultant from October 1999 to November 30, 2000. Controller of Inuvialuit Energy Inc. from June 1997 to October 1999.	–
William S. Maslechko Calgary, Alberta	Secretary	Partner, Burnet, Duckworth & Palmer LLP (law firm)	–

Notes:
(1) Member of the Audit Committee.
(2) Member of the Reserves Committee. Mr. Cleland is a member of the Reserves Committee. The Board of Directors will appoint/re-appoint members of the Reserves Committee after the Trust's annual meeting on May 19, 2004.
(3) Member of the Human Resources and Compensation Committee. Mr. Cleland is a member of the Human Resources and Compensation Committee. The Board of Directors will appoint/re-appoint members of the Human Resources and Compensation Committee after the Trust's annual meeting.
(4) Member of the Governance Committee.
(5) Mr. Cleland will be retiring as a director at the Trust's annual meeting scheduled for May 19, 2004.
(6) Mr. King is a director of Wi-LAN Inc. ("Wi-LAN"). The Executive Director of the Alberta Securities Commission, Wi-LAN and certain of its directors, including Mr. King, entered into a Settlement Agreement and Undertaking in March, 1998 to resolve certain matters relating to non-compliance with applicable Alberta securities laws in connection with certain share issuances by Wi-LAN. Pursuant to the agreement, among other things, Wi-LAN undertook that, subject to certain exceptions, before it availed itself of any of the exemptions contained in the *Securities Act* (Alberta) for a period of one year from the date of the agreement, it would seek the permission of the Executive Director and the Wi-LAN directors undertook not to sell securities of Wi-LAN for a period of 18 months from the date of the agreement.

At April 8, 2003, the directors and executive officers of Acclaim Energy, as a group, beneficially owned, directly or indirectly, 1,604,992 Units or approximately 2% of the issued and outstanding Units. In addition, the directors and executive officers of Acclaim Energy beneficially own, directly or indirectly, 587,768 Acclaim Exchangeable Shares, which are exchangeable into an aggregate of 587,768 Units, subject to adjustment for distributions.

Share Capital of Acclaim Energy

The authorized capital of Acclaim Energy consists of an unlimited number of Acclaim Common Shares, an unlimited number of non-voting common shares, an unlimited number of preferred shares, issuable in series, and an unlimited number of exchangeable shares, issuable in series.

The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of shares.

Common Shares

Each Acclaim Common Share entitles its holder to receive notice of and to attend all meetings of shareholders of Acclaim Energy and to one vote at such meetings. The holders of Acclaim Common Shares are, at the discretion of the Board of Directors of Acclaim Energy and subject to the rights of holders of the preferred shares and the exchangeable shares and applicable legal restrictions, entitled to receive any dividends or other distributions declared by the Board of Directors of Acclaim Energy on the Acclaim Common Shares. The holders of Acclaim Common Shares are, subject to the rights of holders of the preferred shares and the exchangeable shares, entitled to share equally in any distribution of the assets of Acclaim Energy upon the liquidation, dissolution or winding-up of Acclaim Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. All of the issued and outstanding Acclaim Common Shares are owned by the Trust.

Non-voting Common Shares

The non-voting common shares of Acclaim Energy have the same rights, privileges, restrictions and conditions as the Acclaim Common Shares, with the exception that holders thereof are not entitled to notice of or to vote at meetings of shareholders of Acclaim Energy (except where required by applicable law). Dividends may be declared on either the Acclaim Common Shares or the non-voting common shares of Acclaim Energy to the exclusion of the other. No non-voting common shares have been issued.

Preferred Shares

The preferred shares rank equal to the exchangeable shares and have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding up of Acclaim Energy. The Board of Directors of Acclaim Energy has the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the preferred shares.

The Board of Directors of Acclaim Energy authorized the creation of the first series of preferred shares of Acclaim Energy designated as the Acclaim Preferred Shares, which are limited in number to 2,500,000 shares. The Acclaim Energy Preferred Shares have the following attributes: (a) a stated value of $4.86 per share; (b) a 14% annual cumulative dividend; and (c) are convertible on a one-for-one basis for the Acclaim Exchangeable Shares at any time at the option of the holder or Acclaim Energy following receipt of all necessary regulatory approvals for the issuance of the Units underlying the Acclaim Exchangeable Shares.

The 705,038 Acclaim Preferred Shares issued in connection with the acquisition of all of the issued and outstanding shares of Acclaim Management have been converted into Acclaim Exchangeable Shares and there are no Acclaim Preferred Shares outstanding.

Exchangeable Shares

The exchangeable shares rank equal to the preferred shares and have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding-up of Acclaim Energy. The Board of Directors of Acclaim Energy has the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the exchangeable shares.

The first series of exchangeable shares of Acclaim Energy designated as the Acclaim Exchangeable Shares are limited in number to 2,750,000 shares. Each Acclaim Exchangeable Share is exchangeable on a one-for-one basis for Units, subject to adjustments for distributions, with 167,481 only exchangeable as to one-half on each of October 1, 2004 and 2005.

Debt Securities of Acclaim Energy

Danoil Notes

The following summary of the material attributes and characteristics of the Danoil Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Danoil Note Indenture") dated April 20, 2001 and made between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Danoil Note Trustee"), which contains a complete statement of such attributes and characteristics. The Danoil Notes are issued under the Note Indenture.

The Danoil Notes were issued in the aggregate principal amount of $91.4 million and $20.0 million were outstanding at April 19, 2004.

Terms and Issue of Notes

The Danoil Notes are unsecured and bear interest at 12% per annum. Interest is payable for each month during the term on the 20th day of the month following such month.

All principal will be due on maturity, the fifteenth anniversary of the issue date. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Danoil Notes is payable in lawful money of Canada directly to the holders of Danoil Notes at their address set forth in the register of holders of Danoil Notes. The Trust is the holder of all of the issued and outstanding Danoil Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior indebtedness (as herein defined)) on the Danoil Notes is subordinated in right of payment, as set forth in the Danoil Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money (including, without limitation, the Debentures and the deferred purchase price of property), other than (i) indebtedness evidenced by the Danoil Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Danoil Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Danoil Notes. The Danoil Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior indebtedness, which would include bank debt and suppliers of Acclaim Energy, will be entitled to receive payment in full before the holders of the Danoil Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Danoil Notes is not to be classified with any senior indebtedness for voting or distribution, which means that holders of senior indebtedness will vote separately from the holders of Danoil Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Danoil Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Danoil Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Danoil Notes for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Danoil Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Danoil Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Danoil Note Indenture, the Danoil Note Trustee may enter into subordination agreements with the holders of certain senior indebtedness under which the Danoil Note Trustee on behalf of the holders of Danoil Notes may agree directly with a holder of senior indebtedness in implementation of and/or in addition to the subordination terms described under "– Ranking". The Danoil Note Trustee may give a holder of senior indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Danoil Note Trustee may also agree to ensure any transferee of Danoil Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Ketch Energy Notes

The following summary of the material attributes and characteristics of the Ketch Energy Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Ketch Energy Note Indenture") dated October 1, 2002 and made between 984486 Alberta Ltd. (now Acclaim Energy) and Computershare Trust Company of Canada, as trustee (the "Ketch Energy Note Trustee"), which contains a complete statement of such attributes and characteristics. The Ketch Energy Notes are issued under the Ketch Energy Note Indenture.

The Ketch Energy Notes were issued in the aggregate principal amount of $246.4 million and $145.3 million were outstanding at April 19, 2004.

Terms and Issue of Notes

The Ketch Energy Notes are unsecured and bear interest at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Ketch Energy Notes is payable in lawful money of Canada directly to the holders of Ketch Energy Notes at their address set forth in the register of holders of Ketch Energy Notes. The Trust is the holder of all of the issued and outstanding Ketch Energy Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Ketch Energy Notes is subordinated in right of payment, as set forth in the Ketch Energy Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Ketch Energy Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Ketch Energy Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Ketch Energy Notes. The Ketch Energy Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Ketch Energy Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Ketch Energy Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Ketch Energy Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Ketch Energy Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Ketch Energy Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Ketch Energy Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Ketch Energy Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Ketch Energy Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Ketch Energy Note Indenture, the Ketch Energy Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Ketch Energy Note Trustee on behalf of the holders of Ketch Energy Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "– Ranking". The Ketch Energy Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Ketch Energy Note Trustee may also agree to ensure any transferee of Ketch Energy Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Elk Point Notes

The following summary of the material attributes and characteristics of the Elk Point Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Elk Point Note Indenture") dated January 28, 2003 and made between 3967336 Canada Inc. (now Acclaim Energy West Inc.) and Computershare Trust Company of Canada, as trustee (the "Elk Point Note Trustee"), which contains a complete statement of such attributes and characteristics. The Elk Point Notes are issued under the Elk Point Note Indenture.

The Elk Point Notes were issued in the aggregate principal amount of $110.1 million and $110.1 million were outstanding at April 19, 2004.

Terms and Issue of Notes

The Elk Point Notes are unsecured and bear interest at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Elk Point Notes is payable in lawful money of Canada directly to the holders of Elk Point Notes at their address set forth in the register of holders of Elk Point Notes. The Trust is the holder of all of the issued and outstanding Elk Point Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Elk Point Notes is subordinated in right of payment, as set forth in the Elk Point Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Elk Point Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Elk Point Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Elk Point Notes. The Elk Point Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Elk Point Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Elk Point Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Elk Point Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Elk Point Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Elk Point Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Elk Point Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Elk Point Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Elk Point Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Elk Point Note Indenture, the Elk Point Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Elk Point Note Trustee on behalf of the holders of Elk Point Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "– Ranking". The Elk Point Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Elk Point Note Trustee may also agree to ensure any transferee of Elk Point Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Exodus Notes

The following summary of the material attributes and characteristics of the Exodus Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "**Exodus Note Indenture**") dated December 19, 2003 and made between Acclaim Energy Inc. and Computershare Trust Company of Canada, as trustee (the "**Exodus Note Trustee**"), which contains a complete statement of such attributes and characteristics. The Exodus Notes are issued under the Exodus Note Indenture.

The Exodus Notes were issued in the aggregate principal amount of $15.2 million and $15.2 million were outstanding at April 19, 2004.

Terms and Issue of Notes

The Exodus Notes are unsecured and bear interest at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Exodus Notes is payable in lawful money of Canada directly to the holders of Exodus Notes at their address set forth in the register of holders of Exodus Notes. The Trust is the holder of all of the issued and outstanding Exodus Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Exodus Notes is subordinated in right of payment, as set forth in the Exodus Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Exodus Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Exodus Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Exodus Notes. The Exodus Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Exodus Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Exodus Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Exodus Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Exodus Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Exodus Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Exodus Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Exodus Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Exodus Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Exodus Note Indenture, the Exodus Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Exodus Note Trustee on behalf of the holders of Exodus Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "– Ranking". The Exodus Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Exodus Note Trustee may also agree to ensure any transferee of Exodus Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

MARKET FOR SECURITIES

The Units and the Convertible Debentures are listed for trading on the TSX under the symbols "AE.UN" and "AE.DB", respectively. The following table sets forth the closing price range and trading volumes of the Units (adjusted to give effect to the Consolidation) as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume (000's)
2003			
January	10.50	9.98	7,458
February	10.88	10.05	7,576
March	10.98	10.00	3,864
April	10.48	9.63	5,953
May	10.50	9.80	8,793
June	11.55	10.45	8,444
July	11.61	10.50	7,207
August	11.31	11.01	5,045
September	11.68	10.87	6,414
October	11.41	11.00	6,385
November	11.45	11.14	5,904
December	12.08	11.15	5,278

Period	High ($)	Low ($)	Volume (000's)
2004			
January	12.27	11.66	8,419
February	12.18	11.07	7,023
March	12.36	11.36	5,785
April (to April 18)	12.79	12.47	3,287

The following table sets forth the closing price range and trading volume of the Convertible Debentures as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume (000's)
2003			
January	107.50	102.00	28.9
February	112.00	104.50	19.7
March	112.00	103.00	23.0
April	109.00	102.00	8.6
May	109.50	106.00	6.5
June	117.90	109.49	12.0
July	115.50	112.00	4.6
August	120.00	112.05	17.4
September	118.27	112.50	14.5
October	117.25	113.51	2.8
November	116.50	114.00	7.5
December	122.95	114.00	12.5
2004			
January	125.01	119.51	16.4
February	123.50	111.17	11.9
March	126.25	120.00	10.6
April (to April 18)	129.00	129.00	25.0

DISTRIBUTIONS

Policy

The Trust makes cash distributions in amounts equal to all of the interest and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Board of Directors of Acclaim Energy, receive distributions in respect of repayments of principal made by Acclaim Energy to the Trust on the Acclaim Notes. Acclaim Energy endeavors to retain approximately 15% to 25% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the board of directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Unitholders of record on the immediately preceding distribution record date. The Trust's current policy is to distribute $0.1625 per Unit per month ($1.95 per Unit per annum).

Distribution Record

The following table sets forth the per Unit amount of monthly cash distributions (adjusted to give effect to the Consolidation) paid by the Trust since the completion of the Danoil Merger.

	Distribution Per Unit [(2)]
2001	
September [(1)]	$0.20
October	$0.20
November	$0.125
December	$0.125
2002	
January	$0.125
February	$0.125
March	$0.125
April	$0.125
May	$0.15
June	$0.15
July	$0.15
August	$0.15
September	$0.15
October	$0.1625
November	$0.1625
December	$0.1625
2003	
January	$0.1625
February	$0.1625
March	$0.1625
April	$0.1625
May	$0.1625
June	$0.1625
July	$0.1625
August	$0.1625
September	$0.1625
October	$0.1625
November	$0.1625
December	$0.1625
2004	
January	$0.1625
February	$0.1625
March	$0.1625[(3)]

Notes:

(1) First cash distribution of the Trust following the completion of the Danoil Merger.

(2) Monthly information makes reference to the month in which the record date for the relevant distribution occurs, with the distribution being paid in the following month.

(3) The Trust announced on March 19, 2004 that the next monthly distribution of distributable cash of $0.1625 per Unit would be paid on April 19, 2004 to Unitholders of record on March 31, 2004.

SELECTED FINANCIAL INFORMATION

Reference is made to the information under the heading "Management's Discussion and Analysis – Selected Consolidated Financial Information" of the management's discussion and analysis (contained at pages 39 and 40 of the Trust's 2003 Annual Report), filed with the Trust's audited consolidated financial statements for the period ended December 31, 2003, which information is incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Trust's Management Discussion and Analysis (contained at pages 37 through 58 of the Trust's 2003 Annual Report), filed with the Trust's audited consolidated financial statements for the period December 31, 2003, is incorporated herein by reference.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust and the Operating Entities. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

General

The Trust is a limited purpose trust that is entirely dependent upon the operations and assets of the Operating Entities through its ownership, directly and indirectly, of the Acclaim Common Shares, the Acclaim Notes and the NPI. Accordingly, the Trust is dependent upon the ability of the Operating Entities to meet their interest and principal repayment obligations under the Acclaim Notes and to pay the NPI. The Operating Entities' income is received from the production of oil and natural gas from the Operating Entities' existing Canadian resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Operating Entities' resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of the Operating Entities to meet their obligations to the Trust may be adversely affected.

Possible Failure to Realize Anticipated Benefits of Acquisitions

Since October 2002, the Trust has completed a number of acquisitions and anticipates making additional acquisitions in the future to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of completed and future acquisitions depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and Acclaim Energy's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Acclaim Energy. The integration of acquired businesses requires the dedication of substantial management effort, time and resources, which may divert management's focus, and resources from other strategic opportunities and from operational matters. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which the Operating Entities have existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of the Operating Entities' reserves and price and demand are factors largely beyond their control. Such fluctuations will have a positive or negative effect on the revenue to be received. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Operating Entities may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Oil and natural gas prices have fluctuated widely during recent years and are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and other factors that are beyond the Trust's control. These factors include, but are not limited to, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment.

The Trust uses financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in natural gas and oil commodity prices. To the extent the Trust hedges its commodity price exposure, it foregoes the benefits it would otherwise experience if commodity prices were to increase. In addition, the Trust's commodity hedging activities could expose it to losses. Such losses could occur under various circumstances, including where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or the Trust's hedging policies and procedures are not followed. Furthermore, the Trust cannot guarantee that such hedging transactions will fully offset the risks of changes in commodities prices.

In addition, the Trust regularly assesses the carrying value of its assets in accordance with Canadian generally accepted accounting principles under the full cost method. If oil and natural gas prices become depressed or decline, the carrying value of the Trust's assets could be subject to downward revision.

Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Operating Entities will be affected by numerous factors beyond their control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures directly affect the amount of income for distribution to the Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Reserve Estimates

The reserve and recovery information contained in the GLJ Reports are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Operating Entities that are not offset by the acquisition or development of additional reserves may reduce the underlying value of Units to Unitholders.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards, which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Operating Entities and possible liability to third parties. The Operating Entities maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Operating Entities may become liable for damages arising from such events against which they cannot insure or against which they may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will have an adverse effect on the Trust's financial condition and therefore on the distributable income to be distributed to holders of Units.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. To the extent the Operating Entities are not the operators of their oil and natural gas properties, the Operating Entities will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of an Operating Entity to certain properties. A reduction of distributable income could result in such circumstances.

An increase in operating costs or a decline in production levels could have a material adverse effect on the Trust's results of operations and financial condition and, therefore, could reduce distributions to Unitholders as well as affect the market price of the Units.

Higher operating costs for the Operating Entities' properties will directly decrease the amount of cash flow received by the Trust and, therefore, may reduce distributions to Unitholders. Electricity, chemicals, supplies, reclamation and abandonment and labor costs are a few of the operating costs that are susceptible to material fluctuation.

The level of production from the Operating Entities' existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond the Operating Entities' control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Unitholders.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Operating Entities or their oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Operating Entities. See also "Business and Properties of Acclaim Energy Inc. – Industry Conditions – Environmental Regulation".

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Operating Entities' exploration and production facilities and other operations and activities emit a small amount of greenhouse gases, which may subject the Operating Entities to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity of the Operating Entities' operations and facilities. The direct or indirect costs of these regulations may adversely affect the Operating Entities' business.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of Acclaim Energy or any of the other Operating Entities, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of Acclaim Energy and the other Operating Entities, before any assets are made available for distribution to the Trust (including pursuant to the Acclaim Notes). The Units are therefore effectively junior to the bank indebtedness and most other liabilities (including trade payables) of Acclaim Energy and the other Operating Entities. Neither Acclaim Energy nor any of the other Operating Entities is limited in their ability to incur secured or unsecured indebtedness.

Debt Service

Amounts paid in respect of interest and principal on debt incurred in respect of the Operating Entities' properties will reduce distributable income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Certain covenants of the agreements with Acclaim Energy's lenders may also limit distributions to the Trust. Although Acclaim Energy believes its credit facilities will be sufficient for Acclaim Energy's immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Operating Entities or that additional funds can be obtained.

Acclaim Energy's principal lenders have security over substantially all of the assets of the Operating Entities. If the Operating Entities become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the Operating Entities' oil and gas properties free from or together with the NPI.

Delay in Cash Receipts

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to the Operating Entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on Senior Management and Key Personnel

Unitholders are dependent on the senior management and Board of Directors of Acclaim Energy in respect of all aspects of the management of matters relating to the Operating Entities and their properties and all material matters relating to the Trust. The success of the Trust's operations is largely dependent on the skills and expertise of senior management and other key personnel. The continued success of the Trust will be dependent on its ability to retain or recruit such personnel.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of the Operating Entities' oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Operating Entities will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Operating Entities' initial production levels and reserves will decline.

The Operating Entities' future oil and natural gas reserves and production, and therefore their cash flows, will be highly dependent on the Operating Entities' success in exploiting their reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Operating Entities' reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Units become limited or unavailable, the Operating Entities' ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that the Operating Entities will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Fluctuations in Foreign Currency Exchange Rates

Fluctuations in foreign currency exchange rates could adversely affect the Operating Entities' business, and could affect the market price of the Units as well as distributions to Unitholders. The price that the Operating Entities receive for a majority of their oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price received in Canadian dollars is affected by the exchange rate between the two currencies. A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price. The Trust could be subject to unfavorable price changes to the extent that the Trust has engaged, or in the future engages, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

Aboriginal Land Claims

The economic impact on the Trust of claims of aboriginal title is unknown. Aboriginal people have claimed aboriginal title and rights to a substantial portion of western Canada. The Trust is unable to assess the effect, if any, that any such claim would have on the Operating Entities' business and operations.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Units, become limited or unavailable, the Trust's and the Operating Entities' ability to make the necessary capital investments to maintain or expand their oil and gas reserves will be impaired. To the extent that the Trust or the Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry. The Trust and the Operating Entities actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust or the Operating Entities.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner that adversely affects Unitholders.

Investment Eligibility; Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Deferred Plan. In addition, where a trust governed by an RRSP or RRIF holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Units while they are not qualified investments. Where a trust governed by an RESP holds Units that are not qualified investments, the plan's registration may be revoked. In addition, if the Trust were to cease to qualify as a mutual fund trust:

- Units would become foreign property for registered pension plans.

- The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalty held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Units held by them.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Danoil Notes (or Redemption Notes), which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Danoil Notes (or Redemption Notes). Danoil Notes (or Redemption Notes) will not be qualified investments for trusts governed by Deferred Plans.

Nature of Units

The Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Acclaim Energy or any other Operating Entities or as a direct investment in the Operating Entities' business or assets. The Units represent a fractional interest in the Trust. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Acclaim Notes, the NPI and the direct and indirect ownership of common shares of the Operating Entities. The price per Unit is a function of the anticipated distributable income, the oil and gas properties of the Operating Entities and Acclaim Energy's ability to effect long-term growth in the value of the Trust. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations or affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

Restrictions on Non Resident Ownership

The Trust Indenture restricts the ownership of Units by Unitholders who are non residents of Canada for the purposes of the Tax Act. If the Trustee becomes aware that the beneficial owners of 49% of the Units are or may be non residents or that such a situation is imminent, the Trustee may not accept subscriptions for or issue or register transfers of Units to non residents and if the Trustee determines that a majority of the Units are held by non residents, the Trustee may require non resident Unitholders to sell all or a specified portion of their Units within a specified period of not less than 60 days. See "Additional Information Respecting Acclaim Energy Trust – Non Resident Unitholders".

Dependence on Operating Entities

The Trust is an open-ended energy trust that is entirely dependent upon the operations and assets of the Operating Entities through the direct and indirect ownership of the Operating Entities' common shares, the Acclaim Notes and the NPI. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of the Operating Entities to pay their interest obligations under the Acclaim Notes, to declare and pay dividends on the Operating Entities' common shares and to make payments under the NPI.

Regulatory Matters

The Operating Entities' operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Return of Capital

Units will have no value when reserves from the Operating Entities' properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Conflicts of Interest

The directors and officers of Acclaim Energy are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Acclaim Energy may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Additional Risk Factors

The business of the Operating Entities are subject to other risks and matters that are outside of their control. See "Business and Properties of Acclaim Energy Inc. – Industry Conditions".

INTEREST OF EXPERTS

GLJ has prepared the GLJ Report. As at the date hereof, neither GLJ nor any of its directors or officers owns, directly or indirectly, any of the Units.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or Acclaim Energy is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to be contemplated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units and Convertible Debenture is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Acclaim Energy, there were no material interests, direct or indirect, of directors or senior officers of Acclaim Energy, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2003 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein.

MATERIAL CONTRACTS

The only material contracts in effect as of the date hereof entered into by the Trust or Acclaim Energy within the most recently completed financial year, or before the most recently completed financial year but that are still in effect, other than in the ordinary course of business, is the Trust Indenture, which is summarized under the heading "Additional Information Respecting Acclaim Energy Trust".

ADDITIONAL INFORMATION

Additional information including remuneration and indebtedness of directors and officers, principal holders of securities and securities authorized for issuance under equity compensation plans is contained in the Information Circular – Proxy Statement of the Trust dated April 15, 2004 and additional financial information is provided in the financial statements and management's discussion and analysis of the Trust for the year ended December 31, 2003.

The Trust shall provide to any person, upon request to the Secretary of Acclaim Energy on behalf of the Trust:

(a) when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

(i) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

(ii) one copy of the financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of the most recent subsequent interim financial statements,

(iii) one copy of the Information Circular – Proxy Statement of the Trust in respect of its most recent annual meeting; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Acclaim Energy Trust
c/o Acclaim Energy Inc.
1900, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

Phone: (403) 539-6300
Fax: (403) 539-6499
Toll Free: 1-877-539-6300

Copies of the materials listed in the preceding paragraphs, together with additional information relating to the Trust may also be accessed through the SEDAR website at www.sedar.com or through the Trust's website at www.acclaimtrust.com.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acclaim Common Shares" means the common shares of Acclaim Energy;

"Acclaim Energy" means Acclaim Energy Inc., a corporation incorporated under the ABCA;

"Acclaim Exchangeable Shares" means the exchangeable shares, series 1 of Acclaim Energy;

"Acclaim Notes" means, collectively, the Danoil Notes, the Exodus Notes, the Ketch Energy Notes and the Elk Point Notes;

"Acclaim Preferred Shares" means the 14% cumulative, redeemable, retractable, exchangeable preferred shares, series 1 of Acclaim Energy;

"Administration Agreement" means the administration agreement dated April 20, 2001 between Acclaim Energy and the Trust, pursuant to which Acclaim Energy provides administration services to the Trust;

"ARTC" means Alberta Royalty Tax Credit;

"Assets" means the fee simple, working, royalty or other interests of Acclaim Energy in any petroleum and natural gas rights, tangibles and miscellaneous interests and other assets and properties, including, without limitation, assets and properties which may be acquired by Acclaim Energy from time to time;

"Burmis Assets" means the oil and gas assets of Elk Point acquired by Burmis Energy Inc. from Elk Point as part of the Elk Point Arrangement;

"CBCA" means the *Canada Business Corporation Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"CDS" means The Canadian Depository for Securities Limited;

"Consolidation" means the consolidation of the Units on a one for 2.5 basis effective May 31, 2003 as more particularly described under "Significant Transactions and Recent Developments – Consolidation of Units";

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) Acclaim Energy's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Acclaim Energy is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Convertible Debentures" means the 11% convertible extendible unsecured subordinated debentures of the Trust;

"Danoil" means Danoil Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Danoil Merger" means the transaction described under the heading "Business and Properties of Acclaim Energy Inc. – Significant Transactions – Danoil Merger";

"Danoil Notes" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the Danoil Merger;

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"Developed Non-Producing Reserves" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of Production is unknown.

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of Production must be known with reasonable certainly.

"Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the Reserves on Production.

"Development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"Economic Assumptions" are the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of Acclaim Energy's financial year; and

(b) forecast prices and costs.

"Elk Point" means Elk Point Resources Inc., a predecessor corporation of Acclaim Energy West Inc., incorporated under the CBCA;

"Elk Point Arrangement" means the business combination involving the Trust, Acclaim Energy, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Elk Point, the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

"Elk Point Notes" means the 12% unsecured subordinated notes of Acclaim Energy West Inc., a wholly-owned subsidiary of Acclaim Energy, issued in connection with Elk Point Arrangement;

"Established Reserves" means proved reserves plus risked (50%) probable reserves, with "proved reserves" and "probable reserves" having the meanings ascribed to them under former National Policy Statement 2-B of the Canadian Securities Administrators;

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"Exploration well" means a well that is not a development well, a service well or a stratigraphic test well.

"ExploreCo Assets" means certain growth assets of Ketch Energy acquired by Ketch Resources Ltd. from Ketch Energy as part of the Ketch Energy Arrangement;

"Forecast Prices and Costs" means future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Acclaim Energy is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances (for example, royalty tax credits);

(d) applying to the future pre-tax net cash flows relating to Acclaim Energy's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

"Gilby/Willesden Green Acquisition" means the acquisition of the Gilby/Willesden Green Properties by Acclaim Energy as more particularly described under the heading "Business and Properties of Acclaim Energy Inc. – Significant Transactions and Recent Developments – Gilby/Willesden Green Acquisition";

"Gilby/Willesden Green Properties" means the interests in oil and natural gas reserves and associated facilities located in the Gilby West and Willesden Green areas of west central Alberta acquired by Acclaim Energy pursuant to the Gilby/Willesden Green Acquisition as more particularly described under the heading "Business and Properties of Acclaim Energy Inc. – Significant Transactions and Recent Developments – Gilby/Willesden Green Acquisition";

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"GLJ" means the report dated March 18, 2004 evaluating, effective January 1, 2003, crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at December 31, 2002;

"Gross" means:

(a) in relation to Acclaim Energy's interest in production and reserves, its **"company gross reserves"**, which are Acclaim Energy's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Acclaim Energy;

(b) in relation to wells, the total number of wells in which Acclaim Energy has an interest; and

(c) in relation to properties, the total area of properties in which Acclaim Energy has an interest.

"Ketch Energy" means Ketch Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Ketch Energy Arrangement" means the business combination involving the Trust, Acclaim Energy, Ketch Energy and Ketch Resources Ltd. completed on October 1, 2002 by way of a plan of arrangement under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding shares of Ketch Energy, certain growth assets of Ketch Energy were acquired by Ketch Resources Ltd. and the shares of Ketch Resources Ltd. were distributed to the former holders of common shares of Ketch Energy;

"Ketch Energy Notes" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the Ketch Energy Arrangement;

"Net" means:

(a) in relation to Acclaim Energy's interest in production and reserves, its **"company gross reserves"**, which are Acclaim Energy's interest (operating and non-operating) share after deduction of royalty obligations, plus Acclaim Energy's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating Acclaim Energy's working interest in each of its Gross wells; and

(c) in relation to Acclaim Energy's interest in a property, the total area in which Acclaim Energy has an interest multiplied by the working interest owned by Acclaim Energy.

"Nevis" means Nevis Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"NG Acquisition" means the acquisition of the NG Properties by Acclaim Energy as more particularly described under the heading "Business and Properties of Acclaim Energy Inc. – Significant Transactions and Recent Developments – NG Acquisition";

"NG Properties" means the interests in oil and natural gas reserves and associated facilities located in Alberta and British Columbia acquired by Acclaim Energy pursuant to the NG Acquisition as more particularly described under the heading "Business and Properties of Acclaim Energy Inc. – Significant Transactions and Recent Developments – NG Acquisition";

"NPI" means the net profits interest, commencing October 1, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by Acclaim Energy after certain costs, expenditures and deductions;

"Operating Entities" means Acclaim Energy, Acclaim Energy West Inc., 960347 Alberta Inc., Acclaim Resource Partnership, Acclaim Energy Partnership, Acclaim Saskatchewan and 101001276 Saskatchewan Ltd.;

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. There is believed to be at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or lesser than the sum of the estimated Proved plus Probable Reserves. There is believed to be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions which are generally accepted as being reasonable and shall be disclosed.

"Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

"Special Voting Units" means the special voting units authorized pursuant to the Trust Indenture, one of which has been issued to the Voting Trustee pursuant to the Voting Trust Agreement;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Trust" means Acclaim Energy Trust, a trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the amended and restated trust indenture dated April 20, 2001 pursuant to which the Trust is governed;

"Trustee" means Computershare Trust Company of Canada as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of Production. They must fully meet the requirements of the reserves classification (Proved, Probable or Possible) to which they are assigned.

"Units" means trust units of the Trust;

"Unitholders" means the holders of Units;

"Voting Trust Agreement" means the voting trust agreement dated April 20, 2001 between Computershare Trust Company of Canada, as trustee, and the Trust; and

"Voting Trustee" means Computershare Trust Company of Canada, in its capacity as trustee under the Voting Trust Agreement.

In addition, any words or expression used in this Statement and not otherwise defined herein have the meanings attributed to them in NI 51-101 unless otherwise indicated.

All dollar amounts set forth in this annual information form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
bbls/d	barrels of oil per day
boe/d	barrels of oil equivalent per day
mboe	one thousand barrels of oil equivalent
mmbbls	million barrels
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)
mstb	thousand stock tank barrels of oil
bpd	barrels of production per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcfd	thousand cubic feet per day
mmcfd	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units

Other

boe	means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ration of 6 mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead..
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.95

ACCLAIM ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON THURSDAY, MAY 19, 2004

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Acclaim Energy Trust (the "**Trust**"), for use at the Annual and Special Meeting of the holders (the "**Unitholders**") of trust units ("**Units**") of the Trust (the "**Meeting**") to be held on the 19th day of May, 2004, at 3:00 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders: Units and special voting units ("**Special Voting Units**"). A single Special Voting Unit is held by Computershare Trust Company of Canada (the "**Voting Trustee**") as trustee under a voting trust agreement for the benefit of holders of exchangeable shares, Series 1 ("**Exchangeable Shares**") of the Trust's wholly owned subsidiary, Acclaim Energy Inc. ("**Acclaim Energy**"), which are exchangeable on a one-for-one basis for Units, subject to adjustment for distributions paid on the Units. The Units and the Special Voting Units vote together as a single class on all matters. Each Unit outstanding on the Record Date (as defined below) is entitled to one vote. The one Special Voting Unit is entitled to 675,039 votes based on 675,039 Exchangeable Shares outstanding on the Record Date. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "**Trustee**") has fixed the record date for the Meeting at the close of business on April 8, 2004 (the "**Record Date**"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Units. No Unitholder who became a Unitholder after the Record Date is entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Acclaim Energy. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF UNITS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name ("**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Units can be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder's name on the records of the Trust. Such Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. The Trust does not know for whose benefit the Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Units voted.**

The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of Acclaim Energy as the registered holders of Exchangeable Shares are entitled to instruct the Voting Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to its exercise. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Acclaim Energy at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Exchangeable Shares who has submitted a Voting Direction (as defined below) may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Voting Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Voting Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Acclaim Energy, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect

to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

The Voting Trustee holds one Special Voting Unit of the Trust. The one Special Voting Unit that is outstanding is entitled to 675,039 votes based on 675,039 Exchangeable Shares outstanding on the Record Date. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, from time to time, based on the number of Exchangeable Shares held by each holder on the Record Date and to abstain from voting in respect of any Exchangeable Shares for which the Voting Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Voting Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares of Acclaim Energy Inc." (the "**Voting Direction**") that has been provided to holders of Exchangeable Shares with this Information Circular - Proxy Statement.

A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. Each holder of Exchangeable Shares is entitled to give the Voting Trustee voting instructions for a number of votes equal to the number of Exchangeable Shares owned of record by such holder on the Record Date. The Voting Trustee will exercise each vote only as directed by the relevant holder in the Voting Direction. In the absence of instructions from a holder as to voting, the Voting Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Voting Trustee to give him or her a proxy entitling the holder or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the amended and restated trust indenture (the "**Trust Indenture**") dated April 20, 2001 between the Trustee and a predecessor of Acclaim Energy.

The Trust is authorized to issue an unlimited number of Units. As at April 8, 2004, 75,243,677 Units were issued and outstanding. The Trust is also entitled to issue an unlimited number of Special Voting Units. As at April 8, 2004, one Special Voting Unit had been issued to the Voting Trustee in connection with the issuance of the Exchangeable Shares. The Special Voting Unit is entitled to 675,039 votes as there were 675,039 Exchangeable Shares outstanding at the Record Date. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot is necessary.

When any Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of Acclaim Energy, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Units carrying more than 10% of the voting rights attached to the issued and outstanding Units of the Trust which may be voted at the Meeting.

The percentage of Units of the Trust that are owned, directly or indirectly, by all directors and executive officers of Acclaim Energy as a group is approximately 1.4% (1,074,388 Units). In addition, the directors and executive officers of Acclaim Energy own 587,768 Exchangeable Shares, which are exchangeable into an aggregate of 587,768 Units, subject to adjustment for distributions paid on the Units.

QUORUM FOR MEETING

A quorum for the Meeting is two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, the Meeting shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("**Computershare**") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on April 20, 2001.

2. Election of Directors of Acclaim Energy

The articles of Acclaim Energy provide for a minimum of five directors and a maximum of nine directors. There are currently nine (9) directors and the Board of Directors of Acclaim Energy (the "**Board**") has determined to decrease the number of directors to eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The eight (8) nominees for election as directors of Acclaim Energy by Unitholders are as follows:

Robert G. Brawn
J. Paul Charron
W. Peter Comber
Grant B. Fagerheim
Frank W. King
Jack C. Lee
R. Gregory Rich
R. Carl Smith

The names and municipalities of residence of the eight (8) persons nominated for election as directors of Acclaim Energy by Unitholders, the number of Units beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation
Robert G. Brawn, BSc., P. Eng. (3)(4) Calgary, Alberta	230,140 (6)(7)	Chairman Emeritus of the Board and Director since April 20, 2001	President of 738831 Alberta Ltd. (a private investment company) since May 30, 2003. From April 20, 2001 until May 30, 2003, Chairman of Acclaim Energy and prior thereto, Chairman of Danoil Energy Ltd., a predecessor of Acclaim Energy

Name and Municipality of Residence	Number of Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation
J. Paul Charron, BCom, C.A. Calgary, Alberta	243,717	President and Chief Executive Officer and Director since October 1, 2002	President and Chief Executive Officer of Acclaim Energy since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000
W. Peter Comber, C.A. (1)(4) Toronto, Ontario	4,000	Director since May 29, 2003	Managing Director of Barrantagh Investment Management Inc. ("Barrantagh") (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh
Grant B. Fagerheim (2)(3) Calgary, Alberta	20,002	Director since October 1, 2002	President and Chief Executive Officer of Ketch Resources Ltd. since October 1, 2002, President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999
Frank W. King, OC, LL.D, BSc., P.Eng. (4) Calgary, Alberta	92,800	Director since April 20, 2001	President of Metropolitan Investment Corporation (a financial services company)
Jack C. Lee, B.A., BCom (1)(2)(4) Calgary, Alberta	303,806 (6)	Chairman of the Board and Director since April 20, 2001	Corporate director since October 1, 2002, President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy
R. Gregory Rich, BSc, P.Eng, MBA (2)	1,000	Director since January 27, 2004	Consulting advisor to Ziff Energy Group (an energy consulting firm) since May 2003 and a Principal of Blackrock Energy Associates (an energy consulting firm) since October 2002. President and Chief Executive Officer of XPRONET Resources, Inc. (private oil and gas company) since April 1999. Prior thereto, Chairman and President of Amoco Canada Petroleum Company, Ltd.
R. Carl Smith (1)(3) Calgary, Alberta	16,800	Director since April 20, 2001	Corporate director

Notes:

(1) Member of Audit Committee.

(2) Member of Reserves Committee. Noel A. Cleland is the third member of the Reserves Committee. The Board will appoint/re-appoint members of the Reserves Committee after the Meeting.

(3) Member of Human Resources and Compensation Committee. Noel A. Cleland is the third member of the Human Resources and Compensation Committee. The Board will appoint/re-appoint members of the Human Resources and Compensation Committee after the Meeting.

(4) Member of Governance Committee.

(5) The information as to Units beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Acclaim Energy by the nominees.

(6) In addition, Messrs Brawn and Lee each beneficially own, directly or indirectly, or exercise control or direction over 293,884 Exchangeable Shares, which are exchangeable into 293,884 Units, subject to adjustments for distributions paid on the Units.

(7) In addition, Mr. Brawn controls $765,000 principal amount 11% convertible extendible unsecured subordinated debentures of the Trust, which are convertible into Units at any time on the earlier of December 31, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the debentures, at a conversion price of $9.75 per Unit.

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. Deloitte & Touche LLP have been the auditors of the Trust since April 20, 2001.

4. Adoption of Unit Award Incentive Plan

Unitholders will be asked at the Meeting to consider, and if thought fit, ratify and approve a unit award incentive plan (the "**Unit Award Plan**") of the Trust and the issuance of up to 2,500,000 Units pursuant to the Unit Award Plan, subject to adjustment in accordance with the Unit Award Plan including adjustment for monthly distributions paid on the Units.

The board of directors (the "**Board**") of Acclaim Energy has approved the adoption of the Unit Award Plan which authorizes the Trust to grant awards ("**Unit Awards**") of restricted Units ("**Restricted Awards**") and performance Units ("**Performance Awards**") to directors, officers, employees and consultants ("**Service Providers**") of the Trust and its affiliates. Restricted Awards vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Units designated in the Restricted Award. Performance Units vest on the third anniversary of the date of grant and, upon vesting, entitle the holder to receive the number of Units designated in the Performance Award, which number is dependent on the Total Unitholder Return (as defined in the Unit Award Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies. The Unit Award Plan has been adopted by the Board as an alternative to the Trust's existing Option Plan and Unit Distribution Incentive Bonus Plan (collectively, the "**Option and Bonus Plans**"). A copy of the Unit Award Plan is set out in Schedule "A" attached hereto.

The Human Resources and Compensation Committee, the Board and management, in consultation with independent third party consultants, have conducted a review of the Trust's compensation program and those of similar trusts and other companies in both the oil and gas and other industries. The objective of this process was to design a compensation program for the Trust that will provide an effective incentive compensation mechanism and more closely align the interests of management and employees of the Trust with the interests of Unitholders. The Human Resources and Compensation Committee, the Board and management determined that the Option and Bonus Plans were not effective in achieving these goals and, significantly, were not effective in enabling the Trust to attract and retain employees in the highly competitive market for qualified personnel in the oil and gas industry. As an alternative to these plans, the Board approved the Unit Award Plan based on the recommendations of the Human Resources and Compensation Committee, management and independent third party consultants.

The principal purposes of the Unit Award Plan are: to retain and attract qualified Service Providers; to promote a proprietary interest in the Trust by such individuals and to encourage such individuals to remain in the employ of the Trust and put forth maximum efforts for the success of the business of the Trust; and to focus management of the Trust on operating and financial performance and long-term Unitholder returns.

Under the terms of the Unit Award Plan, any Service Provider may be granted Restricted Awards or Performance Awards. Each Restricted Award will entitle the holder to be issued the number of Units designated in the Restricted Award and such Units will vest and be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each Performance Award will entitle the holder to be issued on the third anniversary of the date of grant the number of Units designated in the Performance Award multiplied by a Payout Multiplier (as defined in the Unit Award Plan), which is based on the percentile rank of the Trust's Total Unitholder Return relative to returns on trust units or other securities of members of the peer comparison group over the term of the Performance Award. If the percentile rank is less than 35, the Payout Multiplier is zero and if the percentile rank is equal to or greater than 75, the Payout Multiplier is two.

A holder of a Unit Award may elect, subject to the consent of the Trust, to receive an amount in cash equal to the aggregate current market value of the Units to which the holder is entitled under his or her Unit Award in lieu of the issue of Units under such Unit Award. The amount payable to the holder is based on the closing price of the Units on the TSX on the trading day immediately preceding the issue date of the Units. If the Trust and the holder so agree, this amount may be satisfied in whole or in part by Units acquired by the Trust on the TSX provided that the total number of Units that may be so acquired on the TSX within any twelve month period may not exceed 5% of the outstanding Units at the beginning of the period.

The Unit Award Plan provides for cumulative adjustments to the number of Units to be issued pursuant to Unit Awards on each date that distributions are paid on the Units by an amount equal to a fraction having as its numerator the amount of the distribution per Unit and having as its denominator the fair market value of the Units on the trading day immediately preceding the distribution payment date. Fair market value is the weighted average trading price of the Units on the TSX for the twenty (20) trading days on which the Units traded immediately preceding such date.

In the event of a change in control of the Trust, as defined in the Unit Award Plan, the vesting provisions attaching to the Unit Awards are accelerated and all unexercised Unit Awards will be issued immediately prior to the date upon which the change of control is completed. The Unit Award Plan also provides for the vesting and/or termination of Unit Awards in the event of the cessation of employment or death of a holder.

As discussed above, the Unit Award Plan is intended to replace the existing Option and Bonus Plans of the Trust, which will be terminated if the Unit Award Plan receives all necessary approvals. Accordingly, in connection with the grant of Unit Awards pursuant to the Unit Plan, the Trust has entered into termination agreements ("**Termination Agreements**") effective January 5, 2004, with all holders of Options and Bonus Rights under the Option and Bonus Plans. Pursuant to the Termination Agreements, holders will receive a cash payment in exchange for the termination of their vested Options and Bonus Rights and will receive Restricted Awards under the Unit Award Plan in exchange for their unvested Options and Bonus Rights. Specifically, holders will receive: for their vested Options and Bonus Rights, a cash payment equal to the difference between $12.15, the market price of the Units on January 4, 2004, the date preceding the effective date of the Termination Agreements, and the exercise price for each vested Option, and a cash payment equal to the amount of their vested Bonus Rights; and in respect of their unvested Options and Bonus Rights, a Restricted Award in respect of their unvested Options based on the difference between $12.15 and the exercise price for each unvested Option divided by $12.15 and a Restricted Award in respect of their unvested Bonus Rights based on the dollar value of their unvested Bonus Rights divided by $12.15.

As at April 8, 2004, a total of 773,360 Restricted Awards and 237,650 Performance Awards have been conditionally granted pursuant to the Unit Award Plan, subject to receipt of all required approvals, including 494,110 Restricted Awards to be granted pursuant to the Termination Agreements. In accordance with the Termination Agreements, the holders of all Options and Bonus Rights have agreed to terminate such Options and Bonus Rights. Accordingly, if the Unit Award Plan is approved, no Options or Bonus Rights will remain outstanding, no further Options or Bonus Rights will be granted under the plans and the plans will be terminated.

The Unit Award Plan provides that the maximum number of Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed 2,500,000 and not more than 100,000 of such Units may be issued to non-management directors, subject in each case to adjustment in accordance with the Unit Award Plan including adjustments for monthly distributions paid on the Units. After giving effect to the termination of Options pursuant to the Termination Agreements, the Trust will have an aggregate of 2,900,000 Units reserved for issuance pursuant to all Unit compensation arrangements including the 2,500,000 Units reserved under the Unit Award Plan and 400,000 Units reserved pursuant to the Employee Unit Ownership Plan.

At the Meeting, Unitholders will be asked to consider and, if thought fit, to approve the following resolution to approve the adoption of the Unit Award Plan:

> "BE IT RESOLVED as an ordinary resolution of the unitholders of Acclaim Energy Trust that the unit award incentive plan of Acclaim Energy Trust, as more particularly described in Acclaim Energy Trust's Information Circular - Proxy Statement dated April 15, 2004, including the issuance of Units pursuant thereto and the entering into and performance of the Termination Agreements (as defined in the Information Circular – Proxy Statement), be and the same is hereby ratified, approved and authorized."

The Board believes that the above resolution is in the best interests of the Trust and recommends that Unitholders vote in favor of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution ratifying and approving the Unit Award Plan.

REPORT ON EXECUTIVE COMPENSATION

The Board has appointed a Human Resources and Compensation Committee (the "**Compensation Committee**") composed of four non-management directors, Messrs. Fagerheim (Chair), Brawn, Cleland and Smith.

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, Unit option ("**Option**") and Bonus Right allocations and directors' compensation. The Compensation Committee determines the compensation of the President and Chief Executive Officer, utilizing benchmark data from peer income trusts and companies in the Canadian oil and gas sector, as well as internally developed criteria for determining performance on a relative basis. Compensation for other senior executive officers is established in the same manner. Both quantitative and qualitative criteria are considered by the Compensation Committee in making its recommendations to the Board. The Board reviews all recommendations of the Compensation Committee before final approval.

Acclaim Energy's compensation philosophy is directed at attracting and retaining quality and experienced people, which is critical to the success of the Trust. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being, during 2003, Options and Bonus Rights granted pursuant to the Option Plan and the Unit Distribution Incentive Bonus Plan, respectively, and Units acquired pursuant to the Employee Unit Ownership Plan).

In 2003, the Compensation Committee undertook a review Acclaim Energy's compensation practices with the assistance of an external advisor. Among other things, the process included a review of position responsibilities and industry wide compensation practices.

As a result of the review, the Compensation Committee determined that Acclaim Energy's practices with respect to base salary, bonuses and the Employee Unit Ownership Plan were broadly in line with industry practices, but that Acclaim Energy's long-term incentive plans may not be achieving their goals of assisting in the recruiting and retention of key employees. Specifically, the Compensation Committee concluded that a focus on Unit price appreciation in the form of Options may not offer enough retention value to key employees when competing for quality personnel with junior oil and gas companies, other energy trusts and major exploration and production companies. As a result, the Compensation Committee recommended and the Board has approved the Unit Award Plan, described in more detail under the heading "Adoption of Unit Award Incentive Plan", to replace the Unit Option and Unit Distribution Incentive Plans effective January 5, 2004.

Base Salaries

Base salary ranges are determined following a review of comparative data for other mid-sized Canadian conventional oil and gas trusts and mid-sized oil and gas companies. Such information is obtained from a number of sources including independent consultants who regularly review compensation practices in Canada.

Bonuses

In addition to base salaries, Acclaim Energy may award cash bonuses to its employees, including the executive officers. The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted. Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by Acclaim Energy.

Unit Options

Individual unit options are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Unit options are intended to align executive and Unitholder interests by creating a direct link between compensation and Unitholder return. Participation in the Option Plan rewards overall Trust performance, as measured through the price of the Units. In addition, the plan enables executives to develop and maintain a significant ownership position in the Trust.

Unit options are normally awarded by the Board upon the commencement of employment with Acclaim Energy based on the level of responsibility within Acclaim Energy. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and the performance of the Trust during the most recently completed financial year in relation to performance achieved by industry peer trusts during the comparable period.

The purpose of the Option Plan is to assist and encourage ownership of Units by directors, employees and consultants of Acclaim Energy, the Trust and their affiliates to work towards and participate in the growth and development of the Trust by providing such persons with the opportunity, through unit options, to acquire an ownership interest in the Trust.

As noted above, the Option Plan will be terminated if Unitholders approve the Unit Award Plan.

Unit Distribution Incentive Bonus Plan

The Trust adopted a unit distribution incentive bonus plan (the "**Unit Distribution Incentive Bonus Plan**") pursuant to which the Board or, if determined by the Board, a compensation committee of the Board, grants rights (the "Bonus Rights") to directors, officers, employees or consultants of the Trust or Acclaim Energy or any affiliate thereof to receive a payment in an amount equal to (i) the aggregate annual value of Unit distributions declared by the Trust between the date on which the Bonus Right is granted and the expiry date of the Bonus Right which exceed the Rate of Return, divided by (ii) the weighted average number of Units outstanding. "Rate of Return" means 8% of the line item property and equipment on the Trust's balance sheet from time to time or such other percentage of the property and equipment as may be determined by the Board from time to time. Bonus Rights granted to any eligible person may not exceed the number of Units subject to unit options granted to such eligible person pursuant to the Option Plan. No Bonus Rights may be exercised unless the rightholder, contemporaneously with the exercise thereof, irrevocably exercises fully vested unit options held by the rightholder under the Option Plan to purchase an equivalent number of Units.

Bonus Rights are granted by the Board on the recommendation of the Compensation Committee after consultation with senior management in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Bonus Rights are typically granted contemporaneously with the grant of unit options pursuant to the Option Plan.

The purpose of the Unit Distribution Incentive Bonus Plan is to provide effective long-term incentives to directors, officers, employees and consultants of Acclaim Energy, the Trust and their affiliates to work towards and participate in the growth and development of the Trust by providing such persons with long-term incentives related to distributions paid on the Units.

As noted above, the Unit Distribution Incentive Bonus Plan will be terminated if Unitholders approve the Unit Award Plan.

Employee Unit Ownership Plan

All full-time employees of Acclaim Energy and its affiliates and subsidiaries may elect to contribute up to 5% of their regular salary to the employee unit ownership plan (the "**Employee Unit Ownership Plan**") of Acclaim Energy. For each $1.00 contributed by an employee to the Employee Unit Ownership Plan, Acclaim Energy contributes $2.00. The funds are then used to purchase Units from treasury or on the open market during each calendar month. The maximum number of Units that may be reserved for issuance pursuant to the plan is 400,000. As at December 31, 2003, there were 243,072 Units issued pursuant to the terms of plan.

The purpose of the Employee Unit Ownership Plan is to encourage employee savings through investment in Units and to allow Acclaim Energy to provide Units as an incentive to employees through its contributions. The Employee Unit Ownership Plan provides a direct personal incentive to each employee by aligning a portion of each employee's investment portfolio with the performance of the Trust.

Summary

Acclaim Energy's compensation policies have allowed Acclaim Energy to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing unitholder value. The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Trust.

The foregoing report is respectfully submitted to Unitholders by the Compensation Committee:

Grant B. Fagerheim (Chair)
Robert G. Brawn
Noel A. Cleland
R. Carl Smith

PERFORMANCE CHART

The following graph illustrates changes from April 26, 2001, the date the Units commenced trading on the TSX following the establishment of the Trust pursuant to the Trust Indenture, to December 31, 2003, in cumulative Unitholder return, assuming an initial investment of $100 in Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), the TSX Oil & Gas Exploration and Production Index and the S&P/TSX Canadian Energy Trust Total Return Index and the S&P/TSX Income Trust Index, with all dividends and distributions reinvested.


Acclaim Energy Trust Total Return Since Inception
170
160
150
140
130
120
110
100
90
80
70
Apr-01 Jun-01 Aug-01 Oct-01 Dec-01 Feb-02 Apr-02 Jun-02 Aug-02 Oct-02 Dec-02 Feb-03 Apr-03 Jun-03 Aug-03 Oct-03 Dec-03
Acclaim Energy Trust Units
S&P/TSX Composite Index
S&P/TSX Oil & Gas Exploration and Production Index
S&P/TSX Energy Trust Index
S&P/TSX Income Trust Index

	April 26, 2001	December 31, 2001	December 31, 2002	December 31, 2003
Acclaim Energy Trust Unitholder Total Return	$100	$80.85	$114.06	$165.91
S&P/TSX Composite Index	$100	$97.72	$ 85.57	$108.44
TSX Oil & Gas Producers Index	$100	$92.10	$106.10	$125.98
S&P/TSX Canadian Energy Trust Total Return Index	$100	$92.04	$109.63	$160.49

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information in respect of the Chief Executive Officer and Chief Financial Officer of Acclaim Energy and the executive officers of Acclaim Energy whose salary and bonus exceeded, in the aggregate, $100,000 during 2003 (collectively, the "**Named Executive Officers**") for the three years ended December 31, 2003.

		Annual Compensation			Long-Term Compensation		
					Awards	Payout	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Units under Options Granted (#)	LTIP Payouts [5] ($)	All Other Compensation [6] ($)
J. Paul Charron [1] President and Chief Executive Officer	2003	197,500	300,000 [2]	[4]	nil	89,000	19,750
	2002	47,500	175,000 [3]	[4]	320,000	nil	3,292
David J. Broshko [1] Vice President, Finance and Chief Financial Officer	2003	116,667	202,500 [2]	[4]	200,000	nil	11,667
Brent D. DeFosse [1] Vice President, Production and Chief Operating Officer	2003	160,008	200,000 [2]	[4]	nil	nil	16,000
	2002	40,000	125,000 [3]	[4]	200,000	nil	2,667
Richard J. Tiede [1] Vice President, Business Development	2003	160,008	225,000 [2]	[4]	nil	56,000	16,000
	2002	40,000	175,000 [3]	[4]	200,000	nil	4,000

Notes:

(1) Messrs. Charron, DeFosse and Tiede were appointed to their respective positions with Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement. Mr. Broshko was appointed Vice-President Finance and Chief Financial Officer of Acclaim Energy on May 1, 2003.

(2) Each of the Named Executive Officers has been awarded an additional bonus in an equivalent amount which bonus is payable as to 80% in April 2005 and 20% in April 2006 provided that the Named Executive Officer remains in the employment of Acclaim Energy until such payment dates.

(3) Bonus granted subsequent to 2002 fiscal year end.

(4) The value of prerequisites and other personal benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(5) Represents amounts paid on exercise of Bonus Rights under the Unit Distribution Incentive Bonus Plan.

(6) Represents amounts contributed by Acclaim Energy on behalf of the executive officer pursuant to the Employee Unit Ownership Plan.

Unit Options Granted to the Named Executive Officers

The following table sets forth information regarding grants of options to the Named Executive Officers made under the Option Plan during the year ended December 31, 2003.

Name	Units Under Options Granted [1] (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Unit)	Market Value of Units Underlying Options on the Date of Grant ($/Unit)	Expiration Date
J. Paul Charron	nil	n/a	n/a	n/a	n/a
David J. Broshko	200,000	14.3%	10.13	10.13	April 20, 2008
Brent DeFosse	nil	n/a	n/a	n/a	n/a

Richard J. Tiede	nil	n/a	n/a	n/a	n/a

Notes:

(1) The options vest as to one-third thereof each year, commencing with the first anniversary of the date of grant.

(2) Mr. Broshko has also been granted 200,000 Bonus Rights under the Unit Distribution Incentive Bonus Plan which may be exercised contemporaneously with the exercise of Options and entitle him to a cash payment based on distributions declared by the Trust on the outstanding Units in accordance with the provisions of the Unit Distribution Incentive Bonus Plan.

Unit Option Exercises and Financial Year End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Units acquired pursuant to the exercise of Unit options during the fiscal year ended December 31, 2003, the aggregate value realized upon any such exercise, and the number of Units covered by unexercised options under the Option Plan as at December 31, 2003. The value of the unexercised in-the-money options is the difference between the exercise price of the options and the fair market value of the Units on December 31, 2003, which was $12.00 per Unit.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2003 (#)		Value of Unexercised In-the-Money Options at December 31, 2003 (2) ($)	
			Vested	Not Vested (1)	Vested	Not Vested
J. Paul Charron	106,667	165,334	nil	213,333	nil	458,667
David J. Broshko	nil	nil	nil	200,000	nil	374,000
Brent DeFosse	nil	nil	66,667	133,333	143,334	286,666
Richard J. Tiede	66,667	104,000	nil	133,333	nil	286,666

Notes:

(1) The options vest as to one-third thereof each year, commencing with the first anniversary of the date of grant.

(2) The in-the-money value of the unexercised Unit options has been calculated using the closing price of $12.00 for the Units on the TSX on December 31, 2003, less the applicable exercise price of the underlying Unit options.

(3) Each of the Named Executive Officers holds Bonus Rights equal in number to the number of Options held by the Officer which entitle the officer to receive a cash payment on exercise based on the cash distributions paid by the Trust on the outstanding Units during the time the Bonus Rights are held in accordance with the terms of the Unit Distribution Incentive Plan. Amounts received on exercise of Bonus Rights are shown under the "Summary Compensation Table" under the heading "LTIP Payouts"

REMUNERATION OF DIRECTORS

Each of the non-management directors of Acclaim Energy receives an annual retainer of $12,000 and $1,000 per meeting or committee meeting attended, plus expenses of attending such meetings during 2003. Each of the non-management directors of Acclaim Energy holds options to purchase 20,000 Units at an exercise price of $9.85 per Unit ($10.45 per Unit in the case of the director appointed in 2003).

In the fiscal year of the Trust ended December 31, 2003, a total of $143,000 in fees was paid to the directors of Acclaim Energy.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

Acclaim Energy maintains directors' and officers' liability insurance coverage for losses to Acclaim Energy if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects Acclaim Energy against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Acclaim Energy. All directors and officers of Acclaim Energy are covered by the policy and the amount of insurance applies collectively to all. The cost of this insurance is U.S. $161,000 per annum.

EMPLOYMENT CONTRACTS

As at April 15, 2004, the Trust and its subsidiaries do not have a written employment agreement or termination of employment or "change of control" agreement with any of the Named Executive Officers.

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines that were revised in 1999 (the "**Guidelines**") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's governance practices, some of which are mandated by the terms of the Trust Indenture and others of which are established by the Board.

Corporate Governance Guideline		Trust's Alignment	Commentary
1.	The Board should explicitly assume responsibility for stewardship of the Trust, including the following matters:	Yes	The mandate of the Board expressly accepts responsibility for the stewardship of Acclaim Energy, the other subsidiaries of the Trust and the Trust to the extent delegated to Acclaim Energy under the Trust Indenture. In general terms, the Board, in consultation with the Chief Executive Officer of Acclaim Energy (the "**CEO**"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.
(a)	adoption of a strategic planning process	Yes	The Board has assumed responsibility for the adoption of a strategic planning process through its review of forecasts and capital budgets from time to time, and approval of strategic plans which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Board and the Audit Committee perform the functions of identification of the principal risks of the business of the subsidiaries of the Trust; the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust. Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.
(c)	succession planning and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the CEO and senior management and for ensuring adequate succession for their positions. The Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Compensation Committee conducts an annual review of the performance of the CEO. Senior management performance evaluations are undertaken annually, by the CEO. The succession plan encompasses the identification of key roles and responsibilities and the planned development of certain individuals to fulfill those roles in the future.

Corporate Governance Guideline		Trust's Alignment	Commentary
(d)	communications policy	Yes	The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements. The Board, directly or through the Audit Committee, approves major compliance and communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit Committee reviews financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.
(e)	integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Trust's financial reporting, internal control and management information systems and performs this function through its regular board meetings and through the activities of the Audit Committee.
2.	Majority of directors should be "unrelated", and how these conclusions were reached	Yes	The Board is presently comprised of nine (9) members. The Board has determined that eight (8) of its directors are "unrelated directors" within the meaning of the Guidelines. Mr. Charron is the President and CEO of Acclaim Energy and is therefore not unrelated. The remaining directors comply with the definition in the Guidelines which defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the Board is an unrelated director.
3.	Appoint a Committee responsible for the nomination procedures and orientation for new directors composed exclusively of outside (i.e., non-management) directors, the majority of whom are unrelated	Yes	The Governance Committee's mandate includes nomination procedures and orientation of new members. The Governance Committee is comprised solely of unrelated directors. Pursuant to the mandate, the Committee is responsible for identifying and recommending new nominees to fill vacancies on, or to add additional directors to, the Board as required.
4.	Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors	Yes	The Governance Committee maintains a process for the assessment and evaluation of the performance and contribution of individual members of the Board and the evaluation on an ongoing basis of the effectiveness of the Board and its committees.
5.	Provide orientation and education programs for new directors	Yes	The mandate of the Governance Committee includes the development and periodic review of orientation and education programs for new directors.

Corporate Governance Guideline		Trust's Alignment	Commentary
6.	Consider size of board of directors, and impact of the number on board effectiveness	Yes	The Governance Committee has determined that the present size of the Board is appropriate as it is large enough to permit a diversity of views without being too large to detract from the Board's efficiency and effectiveness.
7.	Review compensation of directors	Yes	The Compensation Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an effective director. The Compensation Committee benchmarks directors compensation against compensation received by directors in similar positions. The Board has set director compensation based upon recommendations from this committee.
8.	Committees should generally be composed of outside directors	Yes	All of the members of all Board Committees are unrelated directors.
9.	Appoint a committee responsible for the Trust's approach to corporate governance issues	Yes	The Governance Committee assists the Board in matters pertaining to the Trust's approach to governance issues, the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board in performing and fulfilling its responsibilities.
10(a)	Define limits to management's responsibilities by developing mandates for:		
(i)	the board of directors	Yes	The Board's mandate includes a description of its major goals and duties.
(ii)	the Chief Executive Officer	Yes	Annually the Compensation Committee and the CEO define the main role of the position and identify the key functions for the CEO to fulfill in the next year.
(b)	board of directors should approve the Chief Executive Officer's corporate objectives	Yes	The corporate objectives for which the CEO is responsible are reviewed by the Board on an annual basis.
11.	Establish structures and procedures to enable the board of directors to function independently of management	Yes	The Board has determined to meet quarterly without management present in order to ensure the functioning of the Board is independent of management. The Chairman of the Board is independent of the Trust's management. The committees of the Board meet independently of management when warranted.

Corporate Governance Guideline		Trust's Alignment	Commentary
12.	Ensure an Audit Committee consisting of non-management directors has a specifically defined mandate and direct communication channels with external auditors	Yes	The Board has established an audit committee comprised of three unrelated directors and has specifically defined its roles and responsibilities in its mandate. The mandate of the Audit Committee specifies its objectives as follows: • to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters; • to provide effective communication between directors and external parties; • to ensure the external auditor's independence; • to increase the credibility and objectivity of financial reports; and • to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors. The Audit Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit Committee has regular access to the internal accounting group of management and meets with the external auditors four times a year. The mandate of the Audit Committee expressly requires the approval by it of any non-audit assignments by the Trust to the external auditor.
13.	Implement a system to enable individual directors to engage outside advisors at the Trust's expense	Yes	The Board has determined that any director, with the concurrence of the Governance Committee, can retain an outside advisor at the expense of Acclaim Energy.

Other Activities of the Board of Directors of Acclaim Energy

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board. In addition, the Trustee has delegated certain matters to the Board including all decisions relating to: (i) matters relating to any offers for Units; (ii) issuances of additional Units; (iii) the determination of the amount of distributable income; and (iv) substantially all management matters related to the Trust.

The Board and its committees have access to senior management on a regular basis as Mr. Charron is a director and attends all meetings of the Board along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Reserves Committee, the Compensation Committee and the Governance Committee, all of which are comprised entirely of unrelated directors. The Reserves Committee's responsibilities include reviewing the annual evaluation reports on the oil and gas reserves of the Trust's subsidiaries, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on the Trust's oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information with respect to compensation plans of the Trust under which Units are authorized for issuance as at April 8, 2004.

Plan Category	Number of Units to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Units remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Unitholders [(1)]	2,544,038	$10.14	4,588,000
Equity compensation plans not approved by Unitholders	1,011,010	n/a	1,488,990
Total	3,555,048		6,076,990

Note:

(1) If Unitholders approve the Unit Award Plan at the Meeting, after giving effect to the termination of Options pursuant to the Termination Agreements, the Trust will have an aggregate of 2,900,000 Units reserved for issuance pursuant to all Unit compensation arrangements including the 2,500,000 Units reserved under the Unit Award Plan and 400,000 Units reserved pursuant to the Employee Unit Ownership Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND OTHERS

The table below sets forth the aggregate indebtedness to the Trust and its subsidiaries or any other entity (if the indebtedness to the other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries) of all executive officers, directors, employees and former executive officers, directors and employees of the Trust and its subsidiaries as at April 8, 2004.

Purpose	To the Trust or its Subsidiaries	To Another Entity
Share purchases	$2,365,616	$nil
Other	$nil	$nil

Except as set forth in the table below, neither the Trustee, nor any director or executive officer any subsidiary of the Trust, is, or has at any time since the beginning of the Trust's last completed financial year, been indebted to the Trust or any of its subsidiaries, nor is or has the indebtedness of any such persons to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

Name and Principal Position	Involvement of Acclaim Energy	Largest Amount of Indebtedness Outstanding During the Year Ended December 31, 2003	Amount Outstanding as at April 8, 2004	Security for Indebtedness	Amount Forgiven During the Year Ended December 31, 2003
Securities Purchase Programs					
J. Paul Charron President and Chief Executive Officer	Lender [(1)]	$532,850	$375,054	Pledge of 139,070 Units and 100,774 common shares of Ketch Resources Ltd.	nil
David J. Broshko Vice President, Finance and Chief Financial Officer	Lender [(2)]	$400,000	$335,000	Pledge of 40,000 Units	nil
Brent DeFosse Vice President, Production and Chief Operating Officer	Lender [(2)]	$400,000	$315,500	Pledge of 40,000 Units	nil
Rick Tiede Vice President, Business Development	Lender [(2)]	$400,000	$315,500	Pledge of 40,000 Units	nil
Wesley Morningstar Vice President, Exploration and Development	Lender [(2)]	$300,000	$236,625	Pledge of 30,000 Units	nil
Stephanie Bunch Treasurer	Lender [(2)]	$300,000	$236,625	Pledge of 30,000 Units	nil

Notes:

(1) On completion of the Ketch Arrangement, Acclaim Energy assumed loans in the aggregate amount of $525,850 made by predecessor companies to Mr. Charron to enable him to acquire securities in the predecessor companies. The loans are evidenced by a promissory note, do not bear interest and are due on the earlier of February 24, 2008 and the date Mr. Charron ceases to be an employee of Acclaim Energy or any affiliate thereof and are secured by a pledge in favour of Acclaim Energy of 139,070 Units and 100,774 common shares of Ketch Resources Ltd. Distributions on an after-tax basis on the 139,070 Units are applied in repayment of principal.

(2) In February 2003 Acclaim Energy loaned $1,400,000 to senior officers of Acclaim Energy to enable them to purchase an aggregate of 140,000 Units from treasury at a price $10.00 per Unit. In May 2003 Acclaim Energy loaned $400,000 to Mr. Broshko to enable him to purchase 40,000 Units from Treasury at a price of $10.00 per Unit. Each of the loans is evidenced by a promissory note, does not bear interest and is due on the earlier of February 24, 2008 (May 6, 2008 in the case of Mr. Broshko's note) and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and is secured by a pledge in favour of Acclaim Energy of 40,000 Units (DeFosse), 40,000 Units (Tiede), 30,000 Units (Morningstar), 30,000 Units (Bunch) and 40,000 (Broshko). Distributions on an after-tax basis on the Units are applied in repayment of principal.

(3) Excluding indebtedness that has been entirely repaid and routine indebtedness which includes indebtedness arising by reason of purchases made on usual trade terms or of ordinary travel or expense advances for similar reasons.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of Acclaim Energy or directors and senior officers of the Manager, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2003 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of Acclaim Energy is not aware of any material interest of any director, senior officer or nominee for director of Acclaim Energy, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Management of Acclaim Energy knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information of the Trust is provided in the Trust's comparative financial statements and management's discussion and analysis for its most recently completed financial year. A copy of these documents may be obtained by contacting Acclaim Energy Trust at 1900, 255 – 5th Avenue S.W., Calgary, Alberta T2P 3G6, Attention: Kerk Hilton, Manager, Investor Relations (phone: (403) 539-6300, telecopy (403) 539-6499 or email: info@acclaimtrust.com).

Copies of these documents as well as additional information relating to the Trust contained in documents filed by the Trust with the Canadian securities regulatory authorities may also be accessed through the SEDAR website at www.sedar.com or through the Trust's website at www.acclaimtrust.com.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 15, 2004

ACCLAIM ENERGY TRUST
By: Acclaim Energy Inc.

(Signed) J. Paul Charron
President and Chief Executive Officer

(Signed) David J. Broshko
Vice-President Finance and Chief Financial Officer

SCHEDULE "A"

ACCLAIM ENERGY TRUST

UNIT INCENTIVE AWARD PLAN

ACCLAIM ENERGY TRUST

2004 Unit Award Incentive Plan

The Board of Directors of Acclaim Energy Inc. (the "**Corporation**") has adopted this 2004 Unit Award Incentive Plan (the "**Plan**") for Acclaim Energy Trust (the "**Trust**") governing the issuance of Units (as defined herein) of the Trust to directors, officers and employees of the Trust and the Trust Affiliates (as defined herein).

1. Purposes

The principal purposes of the Plan are as follows:

(a) to retain and attract qualified directors, officers and employees that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such directors, officers and employees and to encourage such individuals to remain in the employ of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the business of the Trust; and

(c) to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

2. Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Unit Award, the ratio used to adjust the number of Units to be issued on the applicable Issue Date(s) pertaining to such Unit Award determined in accordance with the terms of the Plan; and, in respect of each Unit Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Units on the trading day immediately preceding that Distribution Payment Date;

(b) "**Board**" means the board of directors of the Corporation as it may be constituted from time to time;

(c) "**Change of Control**" means:

(i) a successful take over-bid;

(ii) any change in the beneficial ownership or control of the outstanding securities or other interests which results in:

(A) a person or group of persons "acting jointly or in concert" (as defined in the *Securities Act* (Alberta), as amended from time to time), or

(B) an "affiliate" or "associate" (each as defined in the *Securities Act* (Alberta), as amended from time to time) of such person or group of persons,

holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or interests of the Trust, other than as a result of a transaction or series of transactions approved by the Incumbent Directors unless such holding, owning or controlling, exceeds 50% of the outstanding voting securities or interests of the Trust,

(iii) Incumbent Directors no longer constituting a majority of the Board,

(iv) the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Trust to any other person or persons (other than pursuant to an internal reorganization), or

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(d) "**Committee**" has the meaning set forth in Section 3 hereof provided that if the Compensation or another committee is not appointed or authorized to administer the Plan by the Board, all references in the Plan to the Committee will be deemed to be references to the Board;

(e) "**Disability**" in respect of a Grantee means that such Grantee is receiving benefits under any long term disability plan of the Corporation or a Trust Affiliate;

(f) "**Distribution**" means a distribution paid by the Trust in respect of the Units, expressed as an amount per Unit;

(g) "**Distribution Payment Date**" means any date that a Distribution is distributed to Unitholders;

(h) "**Distribution Record Date**" means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(i) "**Exchange**" means the Toronto Stock Exchange or such other stock exchange on which the Units are then listed and posted for trading from time to time;

(j) "**Fair Market Value**" with respect to a Unit, as at any date means the weighted average of the prices at which the Units traded on the Exchange (or, if the Units are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which the Units are then listed and posted for trading as may be selected for such purpose by the Board) for the twenty (20) trading days on which the Units traded on the said Exchange immediately preceding such date. In the event that the Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Units as determined by the Board in its discretion, acting reasonably and in good faith;

(k) "**Grantee**" has the meaning set forth in Section 4 hereof;

(l) "**Incumbent Directors**" means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(m) "**Issue Date**" means, with respect to any Unit Award, the date upon which Units awarded thereunder shall be issued to the Grantee of such Unit Award;

(n) "**Non-Management Director**" means a director of the Corporation who is not an officer or employee of the Trust or a Subsidiary of the Trust;

(o) "**Payout Multiplier**" means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

(i) in the event that such Percentile Rank is less than 35, the Payout Multiplier shall be zero; and

(ii) in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(p) "**Peer Comparison Group**" means, generally, comparable public Canadian oil and gas issuers that are competitors of the Trust and which shall be determined from time to time by the Committee;

(q) "**Percentile Rank**" means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Units issuable pursuant to any Performance Award on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units of members of the Peer Comparison Group that are trusts over the period commencing on or about the date such Performance Award was made and ending on or about the second business day preceding such Issue Date (such commencing and ending dates to be determined by the Board or the Committee, in its sole discretion);

(r) "**Performance Award**" means an award of Units under the Plan designated as a "Performance Award" in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date determined in accordance with Section 6(b)(ii) hereof, subject to adjustment pursuant to the provisions of such Section 6(b)(ii);

(s) "**Restricted Award**" means an award of Units under the Plan designated as a "Restricted Award" in the Unit Award Agreement pertaining thereto, which Units shall be issued on the Issue Date(s) determined in accordance with Section 6(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 6(b)(i);

(t) "**Retirement**" shall have such meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 6(d)(i), (ii), (iii) or (v);

(u) "**Service Provider**" has the meaning set forth in Section 4 hereof;

(v) "**Settlement Amount**" has the meaning set forth in Section 6(c) hereof;

(w) "**takeover bid**" means a "take-over bid" as defined in the *Securities Act* (Alberta), as amended from time to time, pursuant to which the "offeror" would as a result of such take-over bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Units;

(x) "**Total Unitholder Return**" means, with respect to any period, the total return to Unitholders on the Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Units on the Exchange over such period;

(y) "**Trust Affiliate**" means a corporation, partnership or trust that is affiliated with the Corporation or the Trust (within the meaning of the *Securities Act* (Alberta), and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(z) "**Unit Award**" means a Restricted Award or Performance Award made pursuant to the Plan;

(aa) "**Unit Award Agreement**" has the meaning set forth in Section 6 hereof;

(bb) "**Unitholder**" means a holder of Units; and

(cc) "**Units**" means trust units of the Trust.

3. Administration

The Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board considers appropriate (the "**Committee**").

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation:

(a) the authority to make Unit Awards;

(b) to determine the Fair Market Value of the Units on any date;

(c) to determine the Service Providers to whom, and the time or times at which Unit Awards shall be granted;

(d) to determine the number of Units to be covered by each Unit Award;

(e) to determine members of the Peer Comparison Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to the Plan;

(h) to interpret the Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with Unit Awards; and

(j) to make all other determinations deemed necessary or advisable for the administration of the Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Unit Award in any year shall not require the Committee to approve the grant of a Unit Award to any Service Provider in any other year; nor shall the Committee's decision with respect to the size or terms and conditions of a Unit Award in any year require it to approve the grant of a Unit Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of a Unit Award to any Service Provider solely because such Service Provider may previously have been granted a Unit Award under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted a Unit Award

4. Eligibility and Award Determination

Unit Awards may be granted only to persons, firms or corporations who are employees, senior officers or directors of the Trust or any Trust Affiliates (collectively, "**Service Providers**"); provided, however, that the participation of a Service Provider in the Plan is voluntary. In determining the Service Providers to whom Unit Awards may be granted ("**Grantees**") and the number of Units to be covered by each Unit Award, the Committee may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a) compensation data for comparable benchmark positions among the Peer Comparison Group;

(b) the duties, responsibilities, position and seniority of the Grantee;

(c) performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f) the Fair Market Value or current market price of the Units at the time of such Unit Award; and

(g) such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.

5. Reservation of Units

Subject to Sections 6(b)(i)(II), 6(b)(ii)(B) and 6(f) of the Plan, the number of Units reserved for issuance from time to time pursuant to Unit Awards shall not exceed 2,500,000; provided that, subject to Sections 6(b)(i)(II), 6(b)(ii)(B) and 6(f) of the Plan, of such Units, not more than 100,000 may be issued to Non-Management Directors.

6. Terms and Conditions of Unit Awards

Each Unit Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Trust and the Grantee (a "**Unit Award Agreement**"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish):

(a) ***Number and Type of Units*** – The Committee shall determine the number of Units to be awarded to a Grantee pursuant to the Unit Award in accordance with the provisions set forth in Section 4 of the Plan and shall designate such award as either a "Restricted Award" or a "Performance Award", as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Grantee, would entitle such Grantee to receive a number of Units which is greater than 5% of the outstanding Units, calculated on an undiluted basis.

(b) ***Issue Dates and Adjustment of Unit Awards***

(i) Restricted Awards – Subject to Section 6(d) hereunder, with respect to any Restricted Award, the Issue Dates for the issuance of Units thereunder shall be as follows:

(A) as to one-third of the Units awarded pursuant to such Restricted Award, on the first anniversary of the date of the Restricted Award;

(B) as to one-third of the Units awarded pursuant to such Restricted Award, on the second anniversary of the date of the Restricted Award; and

(C) as to the remaining one-third of the Units awarded pursuant to such Restricted Award, on the third anniversary of the date of the Restricted Award;

provided, however, that:

(I) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 6(b)(i), the Issue Date for all Units awarded pursuant to such Restricted Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(II) immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Award.

(ii) *Performance Awards* – Subject to Section 6(d) hereunder, with respect to any Performance Award, the Issue Date for the issuance of Units thereunder shall be on the third anniversary of the date of the Performance Award provided, however, that:

(A) in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this Section 6(b)(ii), the Issue Date for all Units awarded pursuant to such Performance Award that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(B) immediately prior to each Issue Date, the number of Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Award, and (2) the Payout Multiplier applicable to such Performance Award at such time.

Notwithstanding any other provision of this Plan, but subject to the limits described in Sections 5 and 6(a) hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of Units to be issued pursuant to any Performance Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(iii) Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Unit Awards at any time and from time to time.

(c) ***Surrender of Unit Awards*** – At any time when the Units are listed and posted for trading on the Exchange, a Grantee may elect on any Issue Date pertaining to a Unit Award, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Units (as adjusted in accordance with the relevant provisions set forth in Section 6(b) and based on the closing price of the Units on the Exchange on the trading day immediately preceding such Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Grantee to the Trust of the right to receive Units under such Unit Award. Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 7 hereof) and sent by pre-paid mail or delivered to the Grantee. The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Units in which case the number of Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Trust, as an issuance of treasury Units, or a combination thereof; provided, however, that the aggregate number of Units that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the outstanding Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 7 hereof.

(d) ***Termination of Relationship as Service Provider*** – Unless otherwise provided in a Unit Award Agreement pertaining to a particular Unit Award or any written employment agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i) Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee, whether Performance Awards or Restricted Awards, shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.

(ii) Termination not for cause – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause,

(A) effective as of the date notice is given in respect of such termination (the "**Notice Date**") and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Unit Award Agreements under which Performance Awards have been made to such Grantee shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any Performance Awards or compensation in lieu thereof after the Notice Date; and

(B) effective as of the last day of any notice period applicable in respect of such termination, all outstanding Unit Award Agreements under which Restricted Awards have been made to such Grantee shall be terminated and all rights to receive Units thereunder shall be forfeited by the Grantee.

(iii) Voluntary Resignation – If a Grantee voluntarily ceases to be a Service Provider for any reason other than such Grantee's Disability, Retirement or death, effective as of the last day of any notice period applicable in respect of such voluntary resignation, all outstanding Unit Award Agreements under which Unit Awards have been made to such Grantee shall be terminated, whether Performance Awards or Restricted Awards; and all rights to receive Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Units under a Unit Award shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the Grantee continues to be a Service Provider.

(iv) Disability or Retirement – If a Grantee ceases to be a Service Provider as a result of such Grantee's Disability or Retirement, the Issue Date for all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date such Grantee ceases to be a Service Provider as a result of such Grantee's Disability or Retirement.

(v) Death – If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee's death.

(e) ***Rights as a Unitholder*** – Until the Units granted pursuant to any Unit Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Unit Award has been made shall not possess any incidents of ownership of such Units including, for greater certainty and without limitation, the right to receive Distributions on such Units and the right to exercise voting rights in respect of such Units. Such Grantee shall only be considered a Unitholder in respect of such Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

(f) *Effect of Certain Changes* – In the event:

(i) of any change in the Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(ii) that any rights are granted to Unitholders to purchase Units at prices substantially below Fair Market Value; or

(iii) that, as a result of any recapitalization, merger, consolidation or other transaction, the Units are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to the Plan, to any Unit Awards and to any Unit Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7. Withholding Taxes

When a Grantee or other person becomes entitled to receive Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b) the withholding by the Corporation or the Trust, as the case may be, from the Units otherwise due to the Grantee such number of Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c) the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Units so withheld is sufficient to satisfy the total withholding tax obligation.

8. Non-Transferability

Subject to Section 6(d)(v), the right to receive Units pursuant to a Unit Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Unit Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Unit Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Unit Award shall terminate and be of no further force or effect.

9. Amendment and Termination of Plan

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of the Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange. Any amendment to the Plan shall take effect only with respect to Unit Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Unit Awards with the mutual consent of the Corporation and the Service Providers to whom such Unit Awards have been made.

10. Effective Date

The Plan shall take effect on January 5, 2004, upon the acceptance of the Plan by the Exchange and any other relevant regulatory authority and receipt of the approval of Unitholders.

11. Miscellaneous

(a) ***Effect of Headings*** – The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b) ***Compliance with Legal Requirements*** – The Trust shall not be obliged to issue any Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Units under any Unit Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Units awarded under the Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Unit Awards hereunder in accordance with any such requirements.

(c) ***No Right to Continued Employment*** – Nothing in the Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in the Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

(d) ***Ceasing to be a Trust Affiliate*** – Except as otherwise provided in this Plan, Unit Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Trust Affiliate. For greater certainty, all Unit Awards remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

(e) ***Expenses*** – All expenses in connection with the Plan shall be borne by the Trust.

12. Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

ACCLAIM ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units ("Trust Units") of Acclaim Energy Trust (the "Trust") hereby appoints Jack C. Lee, Chairman of Acclaim Energy Inc. ("Acclaim Energy"), of the City of Calgary, in the Province of Alberta, or, failing him, J. Paul Charron, President and Chief Executive Officer of Acclaim Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 19, 2004 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the election of eight (8) directors of Acclaim Energy as specified in the Information Circular - Proxy Statement of the Trust dated April 15, 2004 (the "Information Circular - Proxy Statement");

3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. **FOR ☐ or AGAINST ☐** the ordinary resolution approving the unit award incentive plan of the Trust as specified in the Information Circular – Proxy Statement;

5. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of _______________, 2004.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournments thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ACCLAIM ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Acclaim Energy Trust (the "Trust") will be held in the Ballroom at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Wednesday, the 19th day of May, 2004, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2003 and the auditors' report thereon;

2. to appoint the Trustee of the Trust;

3. to elect the directors of Acclaim Energy Inc.;

4. to appoint auditors of the Trust;

5. to consider and, if thought fit, pass an ordinary resolution approving a unit award incentive plan of the Trust; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 8, 2004 (the "Record Date"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 15th day of April, 2004.

BY ORDER OF COMPUTERSHARE TRUST COMPANY
OF CANADA, by ACCLAIM ENERGY INC.

(Signed) J. Paul Charron
President and Chief Executive Officer

Management's Discussion and Analysis

Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (Acclaim) for the year ended December 31, 2003. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The business combination of Acclaim and Ketch Energy Ltd. (Ketch), which occurred on October 1, 2002, was accounted for as a reverse takeover of Acclaim by Ketch. Accordingly, the comparative figures for the prior year are the results of operations and cash flows of Ketch for the full year 2002 and those of Acclaim from the date of acquisition, October 1, 2002. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which is defined as net income before deducting non-cash expenses to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Overview

Our Trust is an independent Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. Our principal properties are in Alberta, Saskatchewan and British Columbia.

As at December 31, 2003, we had total proved reserves of 68.9 million barrels of oil equivalent as evaluated by our independent petroleum engineers. This represents a 62 percent increase from December 31, 2002. Of this total, approximately 83 percent were proved producing reserves. Our production is weighted equally between oil and natural gas, with the oil component approximating 50 percent at December 31, 2003.

As a royalty trust we distribute a large percentage of our cash flow to investors. Cash flow in excess of distributions is utilized to fund our capital expenditure program, establish new reserves of petroleum and natural gas and optimize our current production. At year end we had 409,287 acres of undeveloped land available for future development and exploitation.

Our strategy is to grow our production and reserves through a combination of property acquisitions and exploitation opportunities. Where necessary, we participate with joint venture partners to mitigate the risks associated with higher risk ventures.

2003 Highlights

- Increased our average production volumes 73 percent or 9,196 boe/d to 21,738 boe/d. Production at December 31, 2003 approximated 26,500 boe/d.
- Increased cash flow 146 percent to $146.1 million or $2.40/diluted unit as compared to $59.3 million or $2.30/diluted unit in 2002.
- Completed three Bought Deal Equity Financings for total net consideration of $203.1 million.
- Paid distributions to unitholders of $121.3 million or $1.95 per unit as compared to $19.0 million or $1.70 per unit in 2002.

During 2003 we completed four significant transactions that solidified the foundation of our Trust.

Acquisition of Elk Point Resources Inc.

On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (Elk Point), a public company involved in the exploration, development and production of petroleum and natural gas in western Canada. The transaction, including bank debt was valued at approximately $174 million. To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million Trust units.

Elk Point production at the time of the acquisition was approximately 6,200 boe/d comprised of 23 mmcf/d of natural gas and 2,400 bbl/d of light crude. Approximately 85 percent of the production acquired was complimentary to our core areas in central and northern Alberta.

West Central Alberta Property Acquisition

On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million. The effective date of the Gilby/Willesden Green acquisition was April 1, 2003. We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per Trust unit for gross proceeds of $95.0 million.

The Gilby/Willesden Green properties include unit and non-unit interests in the Willesden Green and Gilby areas of west central Alberta. The properties are highly concentrated, 90 percent operated and adjacent to existing properties in our western region. The Gilby/Willesden Green acquisition also includes working interest in the Willesden Green and Gilby West natural gas plants and 100 percent ownership and operatorship of several oil batteries in the area.

Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,550 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and natural gas liquids.

Natural Gas Property Acquisition

On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately $68.4 million. The effective date of the acquisition was July 1, 2003.

Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and natural gas liquids. Approximately 80 percent of the production associated with these properties is located in our core operating areas. In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million.

Acquisition of Exodus Energy Ltd.

On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (Exodus), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million. To finance the transaction we issued 1.3 million Trust units, paid $14.4 million cash, and assumed net debt of $7.9 million. In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

Current production from the new assets is approximately 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil. The primary properties fit well into our East Central operating district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

In an effort to consolidate our property base, we also undertook a property rationalization program in 2003 to dispose of miscellaneous interests in non-core assets. In 2003, we disposed of approximately 163 boe/d for $6.0 million and subsequent to year-end disposed of a further 450 boe/d for $8.8 million. Proceeds from the dispositions have been utilized to reduce bank indebtedness.

Selected Consolidated Financial and Operating Information

The following selected consolidated financial and operating information for 2001 and up to October 1, 2002, reflects the operation of Ketch. Acclaim and Ketch were combined effective October 1, 2002. Earnings (loss) per unit for the first three quarters of 2002 is that of Ketch, converted as if the Ketch shares had been exchanged for units at the ratio of 1.15 units for each Ketch share then outstanding. Effective May 2003, the Trust units were consolidated on a 1:2.5 basis. The Trust units outstanding and per unit information has been restated accordingly.

The results of operations in 2003 in comparison to 2002 are as outlined under the section, "Results of Operations".

a) Annual Financial Information

Year ended December 31 *($000s except per share amounts)*	2003	2002	2001
Petroleum and natural gas sales	271,774	119,455	118,409
Cash flow from operations	146,105	59,259	65,051
Per unit - basic	2.41	2.35	4.28
Per unit - diluted	2.40	2.30	4.18
Net earnings (loss)	46,013	(1,544)	13,783
Per unit - basic	0.68	(0.06)	0.90
Per unit - diluted	0.67	(0.06)	0.88
Balance Sheet Information			
Total capital expenditures and acquisitions	454,633	194,831	49,454
Total assets	1,075,643	658,411	486,802
Working capital (deficiency)	(4,996)	(12,117)	(6,551)
Long-term debt	208,997	73,355	128,074
Unitholders' equity	608,389	371,759	180,156
Weighted average trust units/shares outstanding *(000s)*	60,696	25,169	15,241
Trust units/shares outstanding at year end *(000s)*	74,601	39,240	16,727

b) Quarterly Financial Information

($000s except per share amounts)	2003				2002			
Earnings Information	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Petroleum and natural gas sales	73,994	72,769	60,989	64,022	41,576	24,690	24,987	28,202
Net earnings (loss)	786	4,942	33,096	7,189	1,711	(3,736)	457	26
Earnings (loss) per unit								
Basic	0.01	0.06	0.57	0.15	0.04	(0.17)	0.02	-
Diluted	0.01	0.06	0.57	0.15	0.04	(0.17)	0.02	-

When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Results of Operations

Production

Year ended December 31	2003	2002	2001
Natural gas (mmcf/d)	67.9	43.4	40.7
Crude oil (bbl/d)	8,427	3,971	2,669
Natural gas liquids (bbl/d)	1,997	1,331	973
Barrels of oil equivalent	21,738	12,542	10,421

Natural gas sales averaged 67.9 mmcf/d in 2003, 56 percent higher than the 43.4 mmcf/d reported for the same period in 2002 (2001 - 40.7 mmcf/d). Crude oil and liquids production averaged 10,424 bbl/d, an increase of 97 percent from 5,302 bbl/d reported in the prior year (2001 - 3,642 bbl/d). The increase is directly attributable to the combination of Acclaim and Ketch on October 1, 2002, the Elk Point acquisition, which closed January 28, 2003, the West Central Alberta Property acquisition, which closed June 26, 2003 and the Natural Gas Property acquisition which closed August 14, 2003.


Average Daily Production
(boe/d)
30,000
25,000
20,000
15,000
10,000
5,000
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Natural Gas
Crude Oil
NGLs

For the three months ended December 31, 2003, natural gas sales averaged 80.1 mmcf/d, 82 percent higher than the 44.1 mmcf/d reported for the fourth quarter 2002. Crude oil and liquids production increased 51 percent to 11,665 bbl/d from 7,742 bbl/d reported for the same period a year earlier.

Commodity Prices

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and natural gas liquids production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions. As the price of oil in Canada is based on a US benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices (Annual Average)	2003	2002	2001
WTI crude oil (US$/bbl)	31.06	26.10	25.97
NYMEX natural gas (US$/mcf)	5.86	3.25	4.55
AECO natural gas ($/mcf)	6.67	4.08	6.30
Canadian/US Dollar Exchange Rate	0.7135	0.6368	0.6458

West Texas Intermediate at Cushing, Oklahoma (WTI) is the benchmark for North American crude oil prices. Canadian crude oil prices are determined by refiners' postings based primarily at Edmonton, Alberta. Canadian prices adjust WTI for the Canadian/US exchange rate, transportation and quality differentials. NYMEX natural gas prices are referenced from Henry Hub, Louisiana. Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average prices (net of hedging)	2003	2002	2001
Natural gas ($/mcf)	5.88	4.03	5.28
Crude oil ($/bbl)	34.00	32.14	33.69
NGL ($/bbl)	29.40	18.48	20.26

Our natural gas price after hedging averaged $5.88/mcf during 2003, an increase of 46 percent from $4.03/mcf reported for the equivalent period in 2002 (2001 - $5.28/mcf). Crude oil prices after hedging averaged $34.00/bbl as compared to $32.14/bbl a year earlier (2001 - $33.84/bbl). Expectations are for commodity prices to remain strong.

Revenue

Revenue Analysis ($000s)	2003	2002	2001
Natural gas	$ 149,387	$ 58,632	$ 72,677
Crude oil and natural gas liquids	130,054	59,941	39,816
Royalty income	1,968	336	387
Hedging gain (loss)	(9,635)	546	5,529
Petroleum and natural gas sales	$ 271,774	$ 119,455	$ 118,409

Oil and NGL sales increased 117 percent during the year from $59.9 million in 2002 to $130.0 million in 2003 (2001 - $39.8 million). The increase is attributable to increased commodity prices year over year and increased production volumes from the acquisitions made throughout 2003. Average daily production of oil and NGLs increased to 10,424 bbl/d from 5,302 bbl/d in 2002, the majority of which was a result of the impact of the acquisitions made.

Natural gas sales increased 155 percent year over year from $58.6 million to $149.4 million. Natural gas prices net of hedging in 2003 were 46 percent higher than those received in 2002, which increased revenue. Average daily production of natural gas increased 56 percent to 67.9 mmcf/d in 2003 from 43.4 mmcf/d in 2002 primarily as a result of the previously mentioned acquisitions.

For the three months ended December 31, 2003, petroleum and natural gas revenue totaled $74.0 million as compared to $41.6 million for the same period in 2002. Included was the full quarter impact of the Natural Gas Property acquisition which closed on August 14, 2003, and the effect of the Exodus acquisition from the date of closing, December 19, 2003.

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. For 2003, the Alberta Reference Price averaged $6.78/mcf.

As royalty rates are based on a sliding scale, total royalties will increase with increasing commodity prices. Royalties paid on oil under Alberta Crown leases vary depending on the rate of production, oil prices and any incentives which would reduce the percentage otherwise payable.

Royalties ($000s)	2003	2002	2001
Royalties, net of ARTC	$ 53,616	$ 26,693	$ 25,404
% of sales	19.1%	22.5%	22.6%
$/boe	$ 6.76	$ 5.83	$ 6.68

For 2003, royalties averaged $6.76/boe or approximately 19 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $35.47. This compares to $5.83/boe or 22 percent of average sales price reported for the same period in 2002 (2001 - $6.68/boe).

For the three months ended December 31, 2003, royalties totaled $12.6 million as compared to $10.0 million during the same period a year earlier due to higher product prices and production volumes (2001 - $5.1 million). During the fourth quarter royalties as a percentage of sales averaged approximately 17 percent. The reduced rate results from certain one-time adjustments for allowable costs.

Operating Costs

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities. Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Operating Costs ($000s)	2003	2002	2001
Operating costs	$ 50,179	$ 22,702	$ 17,601
$/boe	$ 6.32	$ 4.96	$ 4.63

Assets most suitable for the trust environment are generally more mature with predictable production profiles. Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves. Our acquisitions in 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $50.2 million compared to $22.7 million during the same period a year earlier (2001 - $17.6 million). On a unit-of-production basis, operating costs averaged $6.32/boe compared to $4.96/boe for the prior year (2001 - $4.63/boe). Operating costs associated with the original Acclaim properties, Elk Point assets, the West Central Alberta and Natural Gas assets acquired are higher than those of the Ketch properties, therefore resulting in an increase on a year-over-year basis.

Production expense variance analysis ($000s)		2003	% Change
Reported operating costs - 2002	$	22,702	-
Increase due to production volumes		16,648	61
Increase due to increased costs		10,829	39
Total increase		27,477	100
Reported operating costs - 2003	$	50,179	-

During the fourth quarter, operating costs totaled $16.1 million or $7.01/boe as compared to $7.5 million or $5.42/boe in 2002 (2001 - $4.59/boe). The increase reflects higher operating costs associated with the more mature assets acquired during the year, additional maintenance directed at the newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $6.75/boe reflecting the nature of the assets recently acquired and higher costs generally throughout the sector.

We continue to focus efforts on operational efficiencies that will optimize production and reduce operating costs on a unit-of-production basis.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For 2003, three factors influenced our netbacks: commodity prices, the Canadian dollar and operating costs.

Although our operating netback increased to $21.17/boe as compared to $15.30/boe in 2002 (2001 - $19.82/boe), they would have been approximately nine percent higher had the Canadian dollar not appreciated 15 percent during the year.


Operating Netbacks
($/boe)
40
35
30
25
20
15
10
5
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Royalties
Operating Costs
Operating Netbacks


Cash Netbacks
($/boe)
25
20
15
10
5
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Netbacks ($/boe)		2003		2002		2001
Sale price	$	34.25	$	26.09	$	31.13
Less:						
Royalties		6.76		5.83		6.68
Operating costs		6.32		4.96		4.63
Operating netback		21.17		15.30		19.82
General and administrative		1.28		0.73		0.88
Interest on long-term debt		1.11		1.42		1.62
Stock compensation		0.06		-		-
Current and large corporation tax		0.30		0.21		0.18
Cash netback	$	18.42	$	12.94	$	17.14

General and Administrative Expenses

General and Administrative Expenses ($000s)		2003		2002		2001
G&A expenses	$	12,784	$	5,609	$	5,007
Overhead recoveries		(2,648)		(2,247)		(1,649)
Net G&A expenses	$	10,136	$	3,362	$	3,358
$/boe	$	1.28	$	0.73	$	0.88

General and administrative expenses net of overhead recoveries totaled $10.1 million in 2003, as compared to $3.4 million in 2002 (2001 - $3.4 million). On a unit-of-production basis, general and administrative expenses averaged $1.28/boe as compared to $0.73/boe for the same period in 2002 (2001 - $0.88/boe).

During 2003, we increased our head office staff from 48 at December 31, 2002 to 83 at December 31, 2003. Field staff increased from 22 at December 31, 2002 to 62 at December 31, 2003. This increase was necessary to properly manage our increasing property base. The cost increases are primarily related to these additional staffing levels including salary, benefits and rent.

For the three months ended December 31, 2003, general and administrative expenses increased slightly to $1.42/boe, as costs associated with increased staffing levels begin to align with volumes associated with recent acquisitions.

Interest Expense

Interest Expense ($000s)		2003		2002		2001
Interest expense	$	8,841	$	6,505	$	6,187
Bank loans, December 31	$	208,997	$	73,355	$	128,074
Debt to trailing cash flow		1.4		1.2		2.0

Interest expense, representing interest on bank debt increased to $8.8 million or $1.11/boe from $6.5 million or $1.42/boe a year earlier (2001 - $6.2 million or $2.74/boe). During 2003, average debt levels increased as acquisitions were made utilizing our bank facility to partially fund the transactions.

Interest rates continue to be favourable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during 2003 approximated 4.6 percent.

Depletion, Depreciation and Amortization

The current year provision for depletion and depreciation totaled $98.8 million as compared to $60.1 million in 2002 (2001 - $42.7 million). On a unit-of-production basis, depletion and depreciation costs averaged $12.45/boe as compared to $13.12/boe in 2002 (2001 - $11.24/boe). The increase in the 2003 provision is due to the four acquisitions, which increased property, plant and equipment by approximately $412 million.

For 2004, increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through acquisitions and the 2004 drilling program.

Goodwill

During 2003, goodwill increased by $36.8 million to $88.0 million from $51.2 million in 2002. The increase in goodwill resulted from the corporate acquisition of Elk Point and Exodus. Goodwill is determined by calculating the total consideration of the acquisition plus the future income tax liability, less the fair value of the identifiable acquired assets and liabilities. A future income tax liability arises when there is a difference between the value allocated to the acquired assets and their tax basis.

Accounting standards require goodwill to be assessed annually for impairment. If an impairment is found, it is charged to income in that period. We test impairment by calculating the expected undiscounted future cash flows from the acquired assets and ensuring that they are greater than the goodwill recorded. Expected future cash flows are estimated by calculating expected revenues less operating, general and administrative expenses, income taxes, and site restoration expenses. A write down of goodwill was not required at December 31, 2003.

Provision For Site Restoration

For 2003, the provision totaled $6.1 million as compared to $2.7 million in 2002 (2001 - $0.9 million). At December 31, 2003, $22.9 million is reflected as an accumulated provision in the financial statements. As set out under the section "Recent Accounting Developments", we will be adopting the CICA pronouncement with respect to Asset Retirement Obligations, effective January 1, 2004.

Income Taxes

Estimated Income Tax Pools ($000s)	December 31, 2003
Undepreciated capital costs	$ 109,310
Canadian oil and gas property expenses	211,950
Canadian exploration expenses	72,079
Canadian development expenses	63,538
Foreign exploration and development expenses	2,174
Non-capital losses	67,095
Financing charges	9,542
Other	19,770
Total estimated income tax pools	$ 555,458

Including the acquisitions of Elk Point, the West Central Alberta Property, and the Natural Gas Properties, Acclaim has accumulated tax pools of approximately $555 million. Acclaim estimates that all distributions in 2004, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

During 2003, Acclaim recorded a future income tax recovery of $22.8 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

Hedging

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 61 percent of its natural gas production to the spot markets, 25 percent to fixed contracts and 14 percent of its natural gas to aggregators.

During 2003, we recorded a hedging loss of $9.6 million as compared to a gain of $0.5 million in 2002 (2001 - $5.5 million gain). As set out under the section "Recent Accounting Pronouncements", we will be adopting effective January 1, 2004, the new CICA Accounting Guideline 13 with respect to Hedging Relationships.

Crude Oil Hedging 2004


50%
40%
30%
20%
10%
0%
$32
$28
$24
$20
$16
$12
Q1 04
Q2 04
Q3 04
Q4 04
Ceiling Price
Fixed Price
Floor Price
Collared
Fixed

Natural Gas Hedging 2004


50%
40%
30%
20%
10%
0%
$10
$9
$8
$7
$6
$5
$4
$3
$2
Q1 04
Q2 04
Q3 04
Q4 04
Ceiling Price
Fixed Price
Floor Price
Collared
Fixed

The following hedge commitments have been put in place for 2004 as noted below:

2004 Commodity Contracts	Q1	Q2	Q3	Q4
Natural Gas				
Fixed price (GJ/d)	5,000	-	-	-
Average price ($/GJ)	5.85	-	-	-
Collars (GJ/d)	30,000	31,000	31,000	17,000
Average floor price ($)	5.68	5.00	5.00	5.00
Average ceiling price ($)	9.31	6.62	6.62	7.64
Call options	3,000	3,000	3,000	3,000
Average call option price ($)	2.80	2.80	2.80	2.80
Crude Oil				
Fixed price (bbl/d)	1,833	1,333	1,000	1,000
Average price (US$)	30.19	28.06	28.00	28.00
Collars (bbl/d)	4,500	4,500	4,500	4,500
Average floor price (US$)	24.50	24.39	24.78	24.56
Average ceiling price (US$)	29.76	29.42	29.03	29.27

The following provides a summary of our current hedging contracts:

Future Commodity Contracts

Daily Quantity	Contract Price ($/gj)	Term
Natural Gas - Collars (AECO)		
5,000 GJ	CDN$5.00 - 10.00	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$5.60 - 10.00	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$6.00 - 12.02	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$5.75 - 8.00	November 1, 2003 - March 31, 2004
5,000 GJ	CDN$5.75 - 7.85	January 1, 2004 - March 31, 2004
8,000 GJ	CDN$5.00 - 6.50	April 1, 2004 - October 31, 2004
10,000 GJ	CDN$5.00 - 7.00	April 1, 2004 - October 31, 2004
3,000 GJ	CDN$5.00 - 6.41	April 1, 2004 - October 31, 2004
5,000 GJ	CDN$5.00 - 7.80	November 1, 2004 - March 31, 2005
Natural Gas - Three Way Contracts (AECO)		
5,000 GJ	CDN$5.00 - 6.00 - 8.00	January 1, 2004 - March 31, 2004
5,000 GJ	CDN$3.75 - 5.00 - 7.00	April 1, 2004 - October 31, 2004
5,000 GJ	CDN$4.00 - 5.00 - 5.81	April 1, 2004 - October 31, 2004
5,000 GJ	CDN$4.00 - 5.00 - 8.50	November 1, 2004 - March 31, 2005
Natural Gas - Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.85	November 1, 2003 - March 31, 2004
Crude Oil - Collars (WTI)		
500 bbl	US$22.00 - 28.20	January 1, 2004 - June 30, 2004
500 bbl	US$24.00 - 29.15	January 1, 2004 - March 31, 2004
500 bbl	US$24.00 - 28.56	January 1, 2004 - March 31, 2004
1,000 bbl	US$24.00 - 28.57	April 1, 2004 - June 30, 2004
1,000 bbl	US$24.00 - 27.00	July 1, 2004 - September 30, 2004
1,000 bbl (Heavy Oil Differential)	US$6.00 - 12.00	July 1, 2003 - June 30, 2004
1,000 bbl	US$23.00 - 28.05	October 1, 2004 - December 31, 2004

Crude Oil - Three Way Collars (WTI)		
500 bbl	US$23.00 - 27.00 - 30.00	January 1, 2004 - March 31, 2004
500 bbl	US$25.00 - 28.00 - 32.50	January 1, 2004 - March 31, 2004
1,000 bbl	US$20.00 - 24.00 - 30.20	January 1, 2004 - June 30, 2004
500 bbl	US$21.00 - 24.50 - 30.15	January 1, 2004 - June 30, 2004
1,000 bbl	US$21.00 - 25.00 - 29.45	January 1, 2004 - December 31, 2004
1,000 bbl	US$21.25 - 24.50 - 29.95	July 1, 2004 - December 31, 2004
1,000 bbl	US$21.50 - 24.50 - 29.25	July 1, 2004 - December 31, 2004
1,000 bbl	US$20.00 - 24.00 - 30.00	January 1, 2005 - December 31, 2005
Crude Oil - Fixed (WTI)		
500 bbl	US$27.00	January 1, 2004 - March 31, 2004
1,000 bbl	US$30.53	January 1, 2004 - March 31, 2004
1,000 bbl	US$28.00	April 1, 2004 - December 31, 2004
500 bbl	US$31.03	January 1, 2004 - February 29, 2004
500 bbl	US$28.17	April 1, 2004 - May 31, 2004
1,000 bbl (Heavy Oil Differential)	US$8.35	January 1, 2004 - December 31, 2004
Alberta Power - Fixed (Alberta Power Pool)		
2 MWh	CDN$43.75	January 1, 2004 - December 31, 2005
1.5 MWh	CDN$56.00	January 1, 2004 - March 31, 2004

Currency Risk Management

The Canadian/US dollar exchange ratio is of significant importance to our Trust, since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs. Any strengthening in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production. To manage this risk, we have entered into currency agreements that have collared the exchange rates on US$3.0 million per month of future production revenue to December 31, 2004.

Amount	Price	Term
US$2,000,000	CDN$1.3072 - CDN$1.4085	January 1, 2004 - December 31, 2004
US$1,000,000	CDN$1.31 - CDN$1.4240	February 1, 2004 - December 31, 2004


WTI Oil Price
(Canadian Association of Petroleum Producers)
$32
$28
$24
$20
$16
$12
2.0
1.8
1.6
1.4
1.2
1.0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Foreign Exchange Rate CDN$
WTI US$/bbl


AECO Natural Gas Price
(Canadian Association of Petroleum Producers)
$8
$7
$6
$5
$4
$3
$2
$1
0
2.0
1.8
1.6
1.4
1.2
1.0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03
Foreign Exchange Rate CDN$
AECO CDN$/gj


Cash Flow from Operations
($000s)
40,000
30,000
20,000
10,000
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt. Currently we have not entered into any agreements to manage this risk.

Liquidity and Capital Resources

Cash Flow

Cash Flow ($000s)	2003	2002	2001
Cash flow from operations	$ 146,105	$ 59,259	$ 65,051
Net earnings (loss)	$ 46,013	$ (1,544)	$ 13,783
Unitholders' equity	$ 608,389	$ 371,759	$ 180,156

For the year ended December 31, 2003, cash flow from operations totaled $146.1 million or $2.40 per diluted unit, representing a 146 percent increase from the $59.3 million, or $2.30 per diluted unit during the same period in 2002 (2001 - $65.0 million or $4.18 per diluted unit). The increase is due to higher production levels associated with the acquisition of Elk Point, as well as the West Central Alberta and Natural Gas Property acquisitions which closed during the year. Our weighted average units outstanding totaled 60.7 million for the year ended December 31, 2003.

We had fourth quarter cash flow of $38.0 million or $0.52 per basic and diluted unit as compared to $21.2 million or $0.54 per basic and diluted unit during the same quarter in 2002 (2001 - $15.3 million or $0.93 per basic and diluted unit). The increase is attributable to an increase in commodity prices and increased production levels due to the acquisitions completed in 2003.

We continue to use our cash flow to make distributions to unitholders. Our policy is to distribute 75 to 85 percent of cash flow with the remainder retained to reduce bank indebtedness. Ultimately, the retained cash flow will be utilized to fund a portion of our capital expenditure program or permanently reduce bank indebtedness.

Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget. We will therefore assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2004, our revenues will be impacted by drilling success, property acquisitions and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar. We anticipate commodity prices will remain strong in 2004.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $300 million including a $285 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2003, $209.0 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At December 31, 2003, we had a working capital deficit of $5.0 million.

Our debt and equity structure as at December 31, 2003 was as follows:

	2003			2002	
($000s)		Amount	%	Amount	%
Bank debt, net of working capital	$	213,993	21.8	$ 85,472	14.2
Future income taxes		159,312	16.2	143,339	23.8
Unitholders' equity		608,389	62.0	371,759	62.0
Total	$	981,694	100.0	$ 600,570	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies. Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2003. We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

Capital

As at December 31, 2003, we had issued capital of 74.6 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued to finance the West Central Alberta Property acquisition, an additional 6.6 million units were issued to finance the Natural Gas Property acquisition, and an additional 1.3 million units were exchanged in the Exodus transaction.

Our Trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

Components of our capital structure are as follows:

a) Trust Units	Number of Units (000s)		Amount
Balance, December 31, 2002	39,240	$	317,734
Pursuant to equity offerings, net of costs	20,586		203,056
Pursuant to acquisition - Elk Point	10,517		95,970
On conversion of debentures	2,335		22,747
Pursuant to acquisition - Exodus	1,342		15,150
Pursuant to private placement, net of costs	307		2,399
Issued for employee savings plan	111		1,222
Distribution reinvestment plan	155		1,700
Exercise of unit options	8		70
Unit purchase plan receivable	-		(2,573)
Balance, December 31, 2003	74,601	$	657,475

b) Exchangeable Shares	Number of Units (000s)		Amount
Balance, December 31, 2003	776	$	8,566

During the year, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 608,746 exchangeable immediately and 167,481 convertible as to one half on each October 1, 2004 and 2005.

c) Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Balance, December 31, 2002	4,530	$	42,363
Issue costs	-		(290)
Converted to units during the period	(2,335)		(22,747)
Balance, December 31, 2003	2,195	$	19,326

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit. The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. During 2003, $22.7 million of debentures were converted resulting in the issuance of 2.3 million units.

d) Unit Based Compensation Plan	Number of Options (000s)		Average Exercise Price
Balance, December 31, 2002	2,058	$	9.85
Granted	1,619		10.57
Exercised	(8)		8.15
Repurchased and cancelled	(932)		10.21
Balance, December 31, 2003	2,737	$	10.15

If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 77.6 million units would be outstanding.

Stock Based Compensation

Our Trust has a stock based compensation plan for all employees. Under this plan, options which can be settled in cash are accounted for as compensation expense with a corresponding liability recognized. The recognized expense for the year ended December 31, 2003 was $2.0 million.

Capital Expenditures

Petroleum and natural gas reserves are a non-renewable resource. As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities. In 2003, we focused on property and corporate acquisitions to build the base of our Trust, spending approximately $455 million.

Capital Expenditures ($000s)	2003	2002	2001
Land	$ 1,179	$ 5,059	$ 6,573
Geological and geophysical	2,655	4,606	4,060
Drilling	20,238	27,523	36,709
Production equipment and facilities	16,254	13,627	10,936
Net development expenditures	40,326	50,815	58,278
Property acquisitions	211,073	9,181	13,976
Elk Point acquisition	170,000	-	-
Exodus acquisition	37,912	-	-
Office equipment	1,335	-	-
Dispositions	(6,013)	(665)	(22,800)
Post acquisition	-	-	284,292
Acclaim reverse takeover	-	135,500	-
Total capital expenditures	$ 454,633	$ 194,831	$ 333,746


Capital Expenditures
($millions)
200
150
100
50
0
Q4 02
Q1 03
Q2 03
Q3 03
Q4 03

During 2003, expenditures for exploration and development activities totaled $40.3 million as compared to $50.8 million in 2002 (2001 - $58.3 million). A total of 50 gross (31.3 net) wells were drilled during the year, including 11 gross (6.1 net) wells in the fourth quarter, compared to 10 gross (5.5 net) wells during the same period in 2002.

For 2004, the Board of Directors has approved a capital budget of $40 million for exploration and development projects. These projects will be financed through a combination of cash flow and, if necessary, utilization of existing bank lines.

Cash Distributions

($000s, except where indicated)	2003	2002	2001
Cash flow from operations	146,105	59,259	65,051
Distributions	121,338	19,025	-
Distributions per unit ($)	1.95	0.4875	-
Payout ratio (%)	83	90	-

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies between 15 and 25 percent of total cash flow, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans. Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2003, we distributed $121.3 million which represented 83 percent of cash flow from operations.

For the three months ended December 31, 2003, the payout ratio increased to 94 percent as we generated $38.0 million of cash flow from operations and distributed $35.9 million.

For Canadian income tax purposes distributions made during 2003 are considered a return of capital as opposed to being included as income. This means that the distributions reduce the adjusted cost base of the units resulting in a tax deferral until the units are sold.


Cash Distribution History
($/unit)
0.20
0.15
0.10
0.05
0
J F M A M J J A S O N D J F M A M J J A S O N D
2002
2003

Our Trust has approximately $555 million of unutilized tax pools at December 31, 2003. Those tax pools, in addition to those generated from acquisition or our current year capital expenditure program will be available for deduction in 2004, in accordance with Canadian Income Tax regulations at varying rates of amortization. When these tax pools are insufficient to offset taxable income, the distributions become taxable.

Contractual Obligations

The Trust has the following long-term commitments for the years indicated:

($000s)	2004	2005	2006	2007
Capital leases	$ 328	$ 300	$ -	$ -
Office lease	1,864	1,864	1,864	1,864
	$ 2,192	$ 2,164	$ 1,864	$ 1,864

Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

2004 Cash Flow Forecast and Sensitivity Analysis

Earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Our analysis assesses the magnitude of sensitivity on our 2004 cash flow using the following base assumptions:

2004 Production	
Natural gas	75 mmcf/d
Crude oil/liquids	12,500 bbl/d
2004 Average Prices	
Natural gas	CDN$5.75/mcf
Crude oil/liquids (WTI)	US$31.50/bbl
Canada/US exchange rate	$0.765
2004 Cash Flow	$152 million
2004 Net Capital Expenditures	$40 million

The following analysis assesses the estimated before-tax impact on cash flow with variations in production, price, interest and exchange rates:

Sensitivity (millions of dollars)	Cash Flow	$/unit
Gas sales change of 10 mmcf/d	22.3	0.30
Gas price change of $0.10/mcf	2.7	0.04
Oil and natural gas liquids sales change of 100 bbl/d	1.4	0.02
Oil and natural gas liquids price change of $1.00/bbl (WTI)	2.5	0.07
Sensitivity to Canada/US exchange rate fluctuations of $0.01CDN	1.5	0.02
Average interest rate change of 1%	2.0	0.03

Income Taxes

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $1.95 per Trust unit in cash distributions to unitholders during the 2003 calendar year. For Canadian tax purposes, 100 percent of these distributions was a tax deferred return of capital and will reduce the ACB of the unitholders. During the calendar year of 2002, the Trust paid $1.73 per Trust unit in cash distributions, of which 100 percent was a tax deferred return of capital and reduced the ACB of the unitholders.

The table below represents the distributions of the Trust on a calendar year basis as required to be reported for tax purposes. Note that the distributions in both 2001 and 2002 are considered to be return of capital and not included in taxable income until the units are sold or the ACB is reduced to below zero.

Record Date	2003	2002	2001
December	$ 0.1625	$ 0.1250	
January	0.1625	0.1250	
February	0.1625	0.1250	
March	0.1625	0.1250	
April	0.1625	0.1250	
May	0.1625	0.1500	
June	0.1625	0.1500	
July	0.1625	0.1500	
August	0.1625	0.1500	
September	0.1625	0.1500	$ 0.2000
October	0.1625	0.1625	0.2000
November	0.1625	0.1625	0.1250
Total Distributions	$ 1.9500	$ 1.7000	$ 0.5250

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

Risk Management

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our Trust units is based on the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas. As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for our acquisition/expenditure program is through the issuance of equity. If we are not able to access the equity markets due to unfavourable market conditions for an extended period of time, this may adversely impact our growth rate. We minimize the financial market risk by maintaining a conservative financing structure.

Critical Accounting Estimates

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2003 were audited by independent petroleum engineers Gilbert Laustsen Jung Associates Ltd.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

In applying the full cost method, the total capitalized costs less accumulated depletion, depreciation and deferred income taxes are limited to an amount equal to the estimated future net revenue from proven reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproven properties less estimated future site restoration costs, general administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

Future Site Restoration and Abandonment Cost Estimate

Estimated future site restoration costs are provided for using the unit-of-production method based on estimated gross proven reserves. Costs are estimated by our engineers based on current regulations, costs, technology and industry standards. The annual charge is recorded as a provision for future site restoration and abandonment costs. Removal and site restoration expenditures are charged to the accumulated provision as incurred.

Recent Accounting Pronouncements

Hedging Relationships

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 - Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. We enter into numerous financial instruments to manage our commodity price risk that do not qualify as hedges under the new accounting guideline. We have elected to not apply hedge accounting to any of our financial instruments. Effective January 1, 2004, we will record the fair value of financial instruments as a liability of $11.2 million on the balance sheet. Future changes in fair value of the financial instruments will be recorded as a gain or loss in oil and gas sales in the income statement.

Asset Retirement Obligations

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. Prior periods will be restated in accordance with the new standard.

Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaces Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. There is no write down of our property, plant and equipment under either the old or the new method as of December 31, 2003.

Continuous Disclosure Obligations

Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form (AIF). The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. The Trust continues to assess the implications of this new instrument which will be implemented in 2004.

Other accounting standards issued by the CICA during the year ended December 31, 2003 are not expected to materially impact us.

Management's Report

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy it that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2003. The Auditors' Report to the unitholders is presented herein.

(Signed) J. Paul Charron
President and Chief Executive Officer
March 5, 2004

(Signed) David J. Broshko
Vice President, Finance and
Chief Financial Officer

Auditors' Report

To the Unitholders of Acclaim Energy Trust

We have audited the consolidated balance sheets of Acclaim Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta
March 5, 2004

Acclaim Energy Trust
Consolidated Balance Sheets
As at December 31

($000s)		**2003**		2002
ASSETS				
Current Assets				
Accounts receivable	$	60,720	$	36,701
Prepaid expenses		8,202		7,984
		68,922		44,685
Property, plant and equipment, net *(Note 3)*		918,767		562,548
Goodwill *(Note 2)*		87,954		51,178
Total assets	$	1,075,643	$	658,411
LIABILITIES AND UNITHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	61,709	$	45,926
Distributions payable		11,881		6,376
Debenture payable		-		3,225
Hedging obligation and other liabilities *(Note 5)*		328		1,275
Bank debt *(Note 4)*		-		73,355
		73,918		130,157
Bank debt *(Note 4)*		208,997		-
Hedging obligation and other liabilities *(Note 5)*		2,161		4,418
Future income taxes *(Note 11)*		159,312		143,339
Future site restoration and abandonment		22,866		8,738
		467,254		286,652
Commitments and guarantees (Note 14)				
UNITHOLDERS' EQUITY				
Capital *(Note 6)*		657,475		317,734
Convertible preferred shares *(Note 8)*		-		8,566
Exchangeable shares *(Note 8)*		8,566		-
Convertible debentures *(Note 7)*		19,326		42,363
Accumulated earnings		63,385		22,121
Accumulated distributions *(Note 10)*		(140,363)		(19,025)
		608,389		371,759
Total liabilities and unitholders' equity	$	1,075,643	$	658,411

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

(Signed) Jack C. Lee
Chairman of the Board

(Signed) J. Paul Charron
President and Chief Executive Officer

Acclaim Energy Trust

Consolidated Statements of Earnings (Loss) and Accumulated Earnings

Years ended December 31

($000s except per unit amounts)	2003	2002
REVENUE		
Petroleum and natural gas sales	$ 271,774	$ 119,455
Royalty expense (net of Alberta Royalty Tax Credit)	(53,616)	(26,693)
	218,158	92,762
EXPENSES		
Operating	50,179	22,702
General and administrative	10,136	3,362
Interest	8,841	6,505
Stock compensation	2,075	-
Depletion, depreciation and amortization	98,800	60,065
Provision for site restoration	6,131	2,719
	176,162	95,353
Earnings (loss) before taxes	41,996	(2,591)
Provision for capital taxes	2,386	935
Recovery of future income taxes *(Note 11)*	(6,403)	(1,982)
NET EARNINGS (LOSS)	46,013	(1,544)
Accumulated earnings, beginning of year	22,121	25,447
Interest on convertible debentures *(Note 7)*	(3,826)	(188)
Dividends on preferred shares	(923)	-
Repurchase of options for cancellation *(Note 9)*	-	(1,594)
Accumlated earnings, end of year	$ 63,385	$ 22,121
Net earnings (loss) per unit *(Note 13)*		
Basic	$ 0.68	$ (0.06)
Diluted	$ 0.67	$ (0.06)

See accompanying notes to consolidated financial statements.

Acclaim Energy Trust
Consolidated Statements of Cash Flows
Years ended December 31

($000s except per unit amounts)		2003		2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings (loss)	$	46,013	$	(1,544)
Adjustments for:				
Stock compensation (net of cash payments of $511,000)		1,564		-
Depletion, depreciation and amortization		98,800		60,066
Provision for future site restoration		6,131		2,719
Recovery of future income taxes		(6,403)		(1,982)
Cash flow from operations		146,105		59,259
Changes in non-cash operating working capital		(9,518)		(4,723)
Cash flow provided by operating activities		136,587		54,536
FINANCING ACTIVITIES				
Proceeds from (repayment of) bank debt		71,363		(70,929)
Repayment of debentures		(3,225)		(824)
Proceeds from issuance of units and shares, net of issue costs		208,448		66,009
Proceeds from issuance of convertible debentures, net of issue costs		-		43,200
Repurchase of options for cancellation		-		(1,594)
Reduction of hedging obligation and other liabilities		(4,593)		(1,490)
Distributions to unitholders		(115,833)		(14,396)
Interest paid on convertible debentures		(3,826)		(188)
Dividends on preferred shares		(923)		-
Changes in non-cash financing working capital		(2,864)		-
Cash flow provided by financing activities		148,547		19,788
Cash flow provided by operating and financing activities		285,134		74,324
INVESTING ACTIVITIES				
Acquisition of petroleum and natural gas properties		(211,073)		(9,181)
Disposition of petroleum and natural gas properties		6,013		665
Capital expenditures		(41,661)		(50,815)
Acquistion of subsidiaries *(Note 2)*		(35,037)		(11,942)
Site restoration and abandonment costs incurred		(1,301)		-
Changes in non-cash investing working capital		(2,075)		(3,051)
Cash used in investing activities		(285,134)		(74,324)
Cash beginning and end of year	$	-	$	-
The Trust paid the following cash amounts in 2003 and 2002:				
Interest paid	$	7,761	$	6,082
Capital taxes paid	$	5,076	$	935

See accompanying notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust") using reverse takeover accounting as described in *Note 2e.* The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Unit Consolidation

Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Trust's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Trust estimates the future net revenues, using year-end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill

Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs

Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Trust's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture

A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan

The Trust has a unit-based compensation plan for employees and independent directors of the Trust. Under the terms of the plan, an option holder may exercise a right to sell their options to the Trust. Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. See *Note 9* for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act ("Act") and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial instruments
The Trust periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents
The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker's Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information
Basic earnings (loss) per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options are used to re-purchase common units at the prevailing market rate.

2. ACQUISITIONS

a) Exodus Energy Ltd.
On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. ("Exodus"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Net working capital deficiency			$ (3,825)
Petroleum and natural gas properties			37,912
Goodwill			10,275
Future income taxes			(6,117)
Bank debt			(4,050)
Future site restoration and abandonment			(4,452)
			$ 29,743
Consideration was comprised of:			
Issuance of 1,341,905 units			$ 15,150
Cash			14,398
Transaction costs			195
			$ 29,743

b) Natural Gas Property Acquisition
On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

c) West Central Alberta Property Acquisition
On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 for gross proceeds of $95.0 million.

d) Elk Point Resources Inc.
On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Net working capital	$ 853
Petroleum and natural gas properties	170,000
Goodwill	26,501
Future income taxes	(16,259)
Bank debt	(58,457)
Hedging and lease obligation	(1,378)
Future site restoration and abandonment	(4,846)
	$ 116,414
Consideration was comprised of:	
Issuance of 10,517,264 units	$ 95,970
Cash	10,890
Transaction costs	9,554
	$ 116,414

e) Acquisition of Acclaim Energy Trust

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 and was pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and accordingly, the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002.

The Acclaim net assets and liabilities deemed to be acquired were:

Property, plant and equipment	$ 135,500
Goodwill	51,178
Working capital deficiency	(2,800)
Bank debt	(16,210)
Debenture payable	(4,049)
Lease obligations	(1,612)
Future income taxes	(12,170)
Future site restoration and abandonment	(3,122)
Convertible preferred shares	(8,566)
	$ 138,149
Consideration was comprised of:	
Issuance of 12,906,985 units	$ 126,207
Transaction costs	11,942
	$ 138,149

As a condition precedent to the Ketch Arrangement, the Trust acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Trust, in exchange for 705,038 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced *(see Note 6)*.

3. PROPERTY, PLANT AND EQUIPMENT

		2003	2002
Property, plant and equipment, at cost		$ 1,142,971	$ 688,338
Accumulated depletion and depreciation		224,204	125,790
		$ 918,767	$ 562,548

Costs relating to unproved properties of $45.7 million (2002 - $25.4 million) were excluded from costs subject to depletion and depreciation.

4. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $285 million revolving production loan and a $15 million revolving operating loan, of which $209.0 million was drawn at December 31, 2003 (2002 - $73.4 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet at December 31, 2003.

5. HEDGING OBLIGATION AND OTHER LIABILITIES

Hedging obligation and other liabilities is comprised of the following amounts:

	2003	2002
Hedging obligation	$ 1,343	$ 2,848
Deferred revenue	409	612
Other liabilities	737	2,233
	2,489	5,693
Less current portion	328	1,275
	$ 2,161	$ 4,418

Hedging obligation
Pursuant to the unwinding of certain hedging contracts in 2000, the Trust assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent.

Deferred Revenue
In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The unrealized fair value loss on this contract as at December 31, 2003 was $5.6 million (December 31, 2002 - $8.7 million).

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense.

6. CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in *Note 2e*, shares, warrants and option amounts are those of Ketch Energy to September 30, 2002, with an adjustment on October 1, 2002 to account for reverse takeover accounting. In addition, Ketch Energy is deemed to have acquired the net assets of Acclaim, in exchange for units with a deemed value of $126.2 million.

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units.

	Number of Shares/Units *(000s)*	Amount
Balance, December 31, 2001	16,727	$ 154,709
Issued for cash, net of costs	1,791	19,270
Exercise of stock options	659	6,006
Exercise of warrants	297	2,044
Transfer of net assets by way of return of capital *(Note2e)*	-	(31,707)
Adjustments relating to reverse takeover:		
Elimination of Ketch Energy shares	(19,474)	-
Issuance of units at exchange of 1.15	22,396	-
Acclaim units outstanding at acquisition	12,907	126,207
	35,303	276,529
Issued for cash, net of costs	3,820	40,110
Exercise of unit options	20	153
Issued for employee savings plan *(Note 9)*	12	105
Issue of units on conversion of debentures *(Note 7)*	85	837
Balance, December 31, 2002	39,240	$ 317,734
Issued pursuant to acquisition - Elk Point	10,517	95,970
Issued pursuant to acquisition - Exodus	1,342	15,150
Issued pursuant to equity offerings, net of costs	20,586	203,056
Issued pursuant to private placement, net of costs	307	2,399
Issued on conversion of debentures *(Note 7)*	2,335	22,747
Issued for employee savings plan *(Note 9)*	111	1,222
Distribution reinvestment plan	155	1,700
Exercise of unit options	8	70
Unit purchase loan receivable	-	(2,573)
Balance, December 31, 2003	**74,601**	**$ 657,475**

On October 1, 2002, the Trust issued 3.8 million units pursuant to a short form prospectus to raise gross proceeds of $40.1 million ($37.6 million net of issue costs) to finance the reverse takeover of Acclaim by Ketch Energy *(Note 2e)*.

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point *(Note 2d)*.

In conjunction with the acquisition of the West Central Alberta properties *(Note 2c)*, the Trust issued 9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs). The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties *(Note 2b)*, the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs). The equity financing closed July 22, 2003.

On October 27, 2003, the Trust issued 4.3 million Trust units for $11.00 per unit for gross proceeds of $46.8 million ($44.5 million net of issue costs).

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus *(Note 2a)*.

Distribution reinvestment plan
Canadian unit holders may elect to reinvest their cash distributions into additional units of the Trust. During 2003, 155 thousand units were issued with $1.7 million being credited to capital.

Unit purchase loan receivable
The unit purchase loan receivable is outstanding from employees and directors of the Trust. The loan is secured by the units purchased and is being repaid by the distributions on those units. The units purchased had a market value of $3.0 million at December 31, 2003.

7. CONVERTIBLE DEBENTURES

On December 17, 2002, the Trust issued 45,000, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures bear interest at an annual rate of 11 percent payable semi-annually on June 30 and December 31 of each year commencing June 30, 2003.

The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007 and in each case, holders will receive accrued and unpaid interest.

The debentures are convertible into units at the option of holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit. Holders converting their debentures will receive accrued and unpaid interest on conversion.

Additionally, the Trust may elect, from time to time, to satisfy its obligation to pay interest on the debentures, on the date it is payable, by delivering sufficient units to the debenture trustee. The debenture trustee will commence the sale of such units in order that the holders will receive cash to satisfy the interest obligation in full.

As the debentures are redeemable by the Trust after January 1, 2006 with units and the interest payments may be satisfied with the issuance of units at any time, the debentures have been classified as equity, rather than debt and interest payments are included in accumulated earnings, rather than interest expense.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Issued December 17, 2002	4,615	$	45,000
Issue costs	-		(1,800)
Converted to units during the year	(85)		(837)
Balance, December 31, 2002	**4,530**	**$**	**42,363**
Issue costs	-		(290)
Converted to units during the year	(2,335)		(22,747)
Balance, December 31, 2003	**2,195**	**$**	**19,326**

The fair value of the convertible debentures at December 31, 2003, based on quoted market value was $26.1 million (December 31, 2002 - $44.9 million).

8. EXCHANGEABLE SHARES

	Number of Units (000s)		Amount
December 31, 2003	**776**	**$**	**8,566**

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 608,746 exchangeable immediately and 167,481 convertible as to one half on each October 1, 2004 and 2005.

9. UNIT-BASED COMPENSATION PLAN

The Trust has a unit-based compensation plan (the "Plan") under which 4.6 million units of the Trust are reserved for issuance to employees, officers and directors. Options issued in excess of the approved number under the Plan are subject to unitholder approval. Options under the Plan vest to the option holders between the time the option is granted and within three years after the option is granted. The maximum term of options granted under the Plan is five years.

All of the unit options granted have a fixed exercise price determined at the time of grant as either the lower of the market price on the date of the grant or the weighted average trading price of the units for the five consecutive immediately preceding trading days prior to the date of the grant. Under the terms of the Plan, an option holder may, with the consent of the Trust, exercise a right to sell their options to the Trust.

The following table summarizes the activity for the options issued pursuant to the Plan:

	2003	
	Number of Options (000s)	**Weighted Average Exercise Price**
Outstanding, December 31, 2002	**2,058**	**$9.85**
Granted	**1,619**	**$10.57**
Exercised	**(8)**	**$8.15**
Repurchased and cancelled	**(932)**	**$10.21**
Outstanding, December 31, 2003	**2,737**	**$10.15**
Options exercisable, end of year	**203**	**$9.85**

	2002	
	Number of Options (000s)	Weighted Average Exercise Price
Outstanding January 1, 2002	1,347	$8.20
Granted	381	$11.88
Exercised	(659)	$9.10
Cancelled	(1,069)	$8.93
Outstanding October 1, 2002	-	-
Acclaim options outstanding at date of acquistion on October 1, 2002	30	$7.80
Granted	2,048	$9.85
Exercised	(20)	$7.63
Outstanding, December 31, 2002	2,058	$9.85
Options exercisable, end of year	10	$8.15

Unit distribution incentive bonus plan

In 2002, the Trust adopted a unit distribution incentive bonus plan (the "Bonus Plan") pursuant to which Bonus Plan rights may be granted to directors, officers, employees or consultants of the Trust. Under the Bonus Plan, distributions in excess of 8 percent of the net property, plant and equipment would result in the granting of Bonus Plan rights. The amount of Bonus Plan rights may not exceed the amount of options granted to an individual under the unit-based compensation plan. Bonus Plan rights must be exercised contemporaneously with options exercised under the unit-based compensation plan. Compensation expense in 2003 included $0.4 million related to Bonus Plan rights granted. No such Bonus Plan rights were granted in 2002.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2003, 111,303 (2002 – 11,128) units were issued from Treasury under the Employee Unit Savings Plan with $1.2 million (2002 - $104,887) being credited to capital *(Note 6)*. The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

Repurchase of options for cancellation and acceleration of vesting due to Ketch Arrangement

In 2002, Ketch Energy agreed to repurchase 313,444 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.6 million during 2002 to the employees, net of their option cost and such amount was charged to accumulated earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 60,000 options considered to be out of the money, these options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement *(Note 2e)*.

The following table summarizes information about the unit options outstanding under the Plan at December 31, 2003 and 2002.

2003					
Options Outstanding				**Options Exercisable**	
Range of Exercise Prices	**Number Outstanding, End of Year**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number Exercisable, End of Year**	**Weighted Average Exercise Price**
$7.63 - $9.85	1,650,068	3.82 years	$9.85	203,401	$9.85
$9.90 - $10.13	411,400	4.47 years	$10.07	-	-
$10.15 - $11.08	286,400	4.27 years	$10.45	-	-
$11.15 - $11.58	389,100	4.72 years	$11.30	-	-

2002					
Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$7.50 - $8.75	8,000	3.2 years	$7.63	8,000	$7.63
$8.78 - $10.00	2,050,400	4.8 years	$9.85	2,400	$9.85

Acclaim recorded a stock compensation expense, based on the year-end unit price, totaling $2.1 million related to the employee incentive stock option plan. Compensation expense includes $0.5 million to employees that exercised their "put right" cash payments under the option plan. The repurchased options were cancelled.

10. ACCUMULATED DISTRIBUTIONS

In accordance with reverse takeover accounting, only distributions paid to unitholders after October 1, 2002 have been reported in the financial statements for 2002. The table below shows the distributions to unitholders after the combination:

Distributions on issued units	**$/Unit**	**Amount**
Three months ended December 31, 2002	$ 0.488	$ 19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
	1.950	121,338
Accumulated distributions	**$ 2.437**	**$ 140,363**

11. INCOME TAXES

The Trust

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income that is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

During 2003, the Trust had nil taxable income (2002 - nil) and all distributions were considered a return of capital to the unitholders. During the year, $5.4 million (2002 - $4.3 million) of tax pools were utilized, with the following tax pools remaining:

	2003	2002
Canadian oil and gas property expense	$ 45,332	$ 17,876
Tax loss carry forward	10,734	1,739
Share issue costs	1,080	1,440
	$ 57,146	$ 21,055

Corporate Subsidiaries

During 2003, Acclaim recorded a future income tax recovery of $22.8 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2003 and 2002 relating to the following:

	2003	2002
Temporary differences related to assets and liabilities	$ 166,966	$ 164,196
Finance expense charged to unitholders' equity	(3,041)	(3,786)
Tax loss carry forward	(4,613)	(17,071)
	$ 159,312	$ 143,339

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2003	2002
Net earnings (loss) before taxes	$ 41,996	$ (2,591)
Statutory income tax rate	41.08%	42.34%
Expected income tax expense	$ 17,252	$ (1,097)
Add (deduct) the tax effect of:		
Non-deductible crown charges	11,553	8,333
Resource allowance	(12,221)	(5,686)
Effect of change in tax rates	(22,841)	(3,320)
Alberta Royalty Tax Credit	(146)	(212)
Future income tax recovery	(6,403)	(1,982)
Capital tax expense	2,386	935
Total tax recovery	$ (4,017)	$ (1,047)

12. HEDGING AND FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada/US dollar exchange rate. The Trust manages this risk by entering into various on and off balance sheet derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2003 decreased by $9.6 million (2002 – $0.5 million increase).

The Trust has entered into various financial contracts and fixed price physical contracts for 2003 and future years.

Future Commodity Contracts		
Daily Quantity	**Contract Price ($/gj)**	**Term**
Natural Gas-Collars (AECO)		
5,000 GJ	CDN$5.00-10.00	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.60-10.00	November 1, 2003-March 31, 2004
5,000 GJ	CDN$6.00-12.02	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.75-8.00	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.75-7.85	January 1, 2004-March 31, 2004
8,000 GJ	CDN$5.00-6.50	April 1, 2004-October 31, 2004
10,000 GJ	CDN$5.00-7.00	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00-6.41	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00-7.80	November 1, 2004- March 31, 2005
Natural Gas-Three Way Contracts (AECO)		
5,000 GJ	CDN$5.00-6.00-8.00	January 1, 2004-March 31, 2004
5,000 GJ	CDN$3.75-5.00-7.00	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-5.81	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-8.50	November 1, 2004- March 31, 2005
Natural Gas-Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.85	November 1, 2003-March 31, 2004
Crude Oil-Collars (WTI)		
500 bbl	US$ 22.00-28.20	January 1, 2004-June 30, 2004
500 bbl	US$ 24.00-29.15	January 1, 2004-March 31, 2004
500 bbl	US$ 24.00-28.56	January 1, 2004-March 31, 2004
1,000 bbl	US$ 24.00-28.57	April 1, 2004-June 30, 2004
1,000 bbl	US$ 24.00-27.00	July 1, 2004-September 30, 2004
1,000 bbl (Heavy Oil Differentia	US$6.00-12.00	July 1, 2003-June 30, 2004
1,000 bbl	US$ 23.00-28.05	October 1, 2004-December 31, 2004
Crude Oil-Three Way Collars (WTI)		
500 bbl	US$23.00-27.00-30.00	January 1, 2004-March 31, 2004
500 bbl	US$25.00-28.00-32.50	January 1, 2004-March 31, 2004
1,000 bbl	US$20.00-24.00-30.20	January 1, 2004-June 30, 2004
500 bbl	US$21.00-24.50-30.15	January 1, 2004-June 30, 2004
1,000 bbl	US$21.00-25.00-29.45	January 1, 2004-December 31, 2004
1,000 bbl	US$21.25-24.50-29.95	July 1, 2004-December 31, 2004
1,000 bbl	US$21.50-24.50-29.25	July 1, 2004-December 31, 2004
1,000 bbl	US$20.00-24.00-30.00	January 1, 2005-December 31, 2005
Crude Oil-Fixed (WTI)		
500 bbl	US$27.00	January 1, 2004-March 31, 2004
1,000 bbl	US$30.53	January 1, 2004-March 31, 2004
1,000 bbl	US$28.00	April 1, 2004-December 31, 2004
500 bbl	US$31.03	January 1, 2004-February 29, 2004
500 bbl	US$28.17	April 1, 2004-May 31, 2004
1,000 bbl (Heavy Oil Differential	US$8.35	January 1, 2004-December 31, 2004
Alberta Power -Fixed (Alberta Power Pool)		
2 MWh	Cdn $43.75	January 1, 2004-December 31, 2005
1.5 MWh	Cdn $56.00	January 1, 2004-March 31, 2004

The fair value of the outstanding future commodity contracts as of December 31, 2003, reflects unrealized losses of $5.6 million (December 31, 2002 - $2.1 million). Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Trust had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452. The unrealized fair value loss on the outstanding contracts at December 31, 2002 was $835,016.

13. NET EARNINGS (LOSS) PER UNIT

Net earnings (loss) per unit has been calculated based on the following:

	2003	2002
Weighted average units outstanding	**59,920**	25,169
Units issuable on conversion of exchangeable shares	**776**	-
Basic weighted average units and exchangeable shares outstanding	**60,696**	25,169
Dilutive impact of options	**202**	-
Diluted weighted average units outstanding	**60,898**	25,169

Net earnings (loss) in the net earnings (loss) per unit calculation has been reduced by interest on convertible debentures of $3.8 million in 2003 (2002 - $0.2 million) and dividends on preferred shares of $0.9 million in 2003 (2002 – nil). Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

14. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.